EXHIBIT 99.1

STRENGTH & STABILITY

TransCanada
In business to deliver

Management Information Circular
February 23, 2016

Notice of Annual and Special
Meeting of Shareholders
to be held April 29, 2016

This horizontal directional drill operation used in Northern Alberta exemplifies TransCanada's ongoing efforts to safely bury pipelines deep underground, well below rivers and other water bodies. **(read more inside)**

With more than 60 years' experience, TransCanada is a leader in the responsible development and reliable operation of North American energy infrastructure including natural gas and liquids pipelines, power generation and gas storage facilities.

TransCanada's common shares trade on the Toronto and New York stock exchanges under the symbol TRP.

LETTER TO SHAREHOLDERS 01
NOTICE OF 2016 ANNUAL AND SPECIAL MEETING 02
MANAGEMENT INFORMATION CIRCULAR 03
SUMMARY 04
ABOUT THE SHAREHOLDER MEETING 06
VOTING 06
BUSINESS OF THE MEETING 10
GOVERNANCE 31
ABOUT OUR GOVERNANCE PRACTICES 31
COMPENSATION 56
COMPENSATION GOVERNANCE 56
DIRECTOR COMPENSATION DISCUSSION AND ANALYSIS 62
DIRECTOR COMPENSATION – 2015 DETAILS 66
HUMAN RESOURCES COMMITTEE LETTER TO SHAREHOLDERS 71
EXECUTIVE COMPENSATION DISCUSSION AND ANALYSIS 74
EXECUTIVE COMPENSATION – 2015 DETAILS 102
OTHER INFORMATION 115
APPENDICES 116

WE ENCOURAGE YOU TO SIGN UP FOR ELECTRONIC DELIVERY OF THE 2016 ANNUAL REPORT AND 2017 MANAGEMENT INFORMATION CIRCULAR.

Registered Shareholders can go to www.investorcentre.com, and click on "Sign up for eDelivery" at the bottom of the page. Enter your Holder Account Number from your form of proxy, and enter your postal code (if you are a Canadian resident), or your Family or Company Name (if you are not a resident of Canada), and click "Sign In".

Non-registered shareholders can go to www.investordelivery.com using the control number found on your voting instruction form and follow the instructions. You can also register for e-delivery when you have finished voting at www.proxyvote.com, by clicking the "Go Paperless" button and following the instructions.

From Front Cover:

TransCanada project engineer Kelsey Cote captured this image during construction on the Cutbank River Lateral Loop No. 2 project, part of ongoing expansions to the NGTL natural gas pipeline system.

Letter to shareholders
February 23, 2016

Dear Shareholder:
TransCanada Corporation is pleased to invite you to the annual and special meeting of common shareholders on April 29, 2016. The meeting will be held at 10:00 a.m. (Mountain Daylight Time) in the Markin MacPhail Centre at Calgary Olympic Park, 88 Canada Olympic Road S.W., Calgary, Alberta.
Attending the meeting is your opportunity to meet the Board of Directors (Board) and management, learn more about our performance in 2015 and our strategy for the future, and vote in person on the items of business. If you are unable to attend the meeting in person, you can vote by proxy and listen to the live webcast on our website (www.transcanada.com).
The attached Management information circular includes important information about the meeting and how to vote. Please take some time to read the document and remember to vote. You can find more information about TransCanada in our 2015 Annual report and on our website.
We would like to extend our sincere thanks to Mme. Paule Gauthier, who is retiring from the Board on April 29, 2016. Mme. Gauthier has provided many years of dedicated service to TransCanada and our shareholders. Mme. Gauthier served as a director for 14 years, where she made significant contributions to the Board and its committees. Mme. Gauthier most recently served on our Health, Safety, & Environment committee, and Human Resources committee, where she oversaw our health, safety, security and environmental practices and procedures, and helped the Board develop strong human resources policies and plans.
In September 2015, the company was pleased to announce the appointment of Mr. John Lowe to the Board of Directors. Mr. Lowe brings a depth of experience in the oil and gas and energy industries. In addition, as part of its extensive search efforts, the Board is nominating Dr. Indira Samarasekera for appointment to the Board. Dr. Samarasekera is expected to be a key contributor to our company, and would bring a wealth of engineering, governance, public policy and leadership expertise to the Board of Directors.
Thank you for your continued confidence in TransCanada. We look forward to seeing you at the meeting on April 29th.
Sincerely,

S. Barry Jackson	Russell K. Girling
Chair of the Board of Directors	President and Chief Executive Officer

Notice of 2016 annual and special meeting
You are invited to our 2016 annual and special meeting of common shareholders:

WHEN
Friday, April 29, 2016 at 10:00 a.m.
Mountain Daylight Time (MDT)

WHERE
The Markin MacPhail Centre
Calgary Olympic Park
88 Canada Olympic Road S.W.
Calgary, Alberta

YOUR VOTE IS IMPORTANT
If you are a shareholder of record of TransCanada common shares on March 14, 2016, you are entitled to receive notice of, attend and vote at this meeting.

Please take some time to read the attached Management information circular. It contains important information about the meeting and explains who can vote and how to vote.

By order of the Board of Directors,

Seven items of business
1. Receive our audited consolidated financial statements for the year ended December 31, 2015, and the auditors’ report.
2. Elect the directors.
3. Appoint the auditors and authorize the directors to set their compensation.
4. Participate in the advisory vote on our approach to executive compensation (‘say on pay’).
5. Amend and increase the reserve of our stock option plan.
6. Continue our shareholder rights plan.
7. Consider other business that is properly brought before the meeting or any meeting that is reconvened if the meeting is adjourned.

Christine R. Johnston Vice-President, Law and Corporate Secretary TransCanada Corporation Calgary, Alberta February 23, 2016

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Management information circular

We are sending you this Management information circular (circular) because you are a shareholder of record of TransCanada shares on March 14, 2016. You have the right to attend our 2016 annual and special meeting of common shareholders and to vote your shares in person or by proxy. If you are unable to attend the meeting, you can listen to the webcast in English on our website (www.transcanada.com).
Management is soliciting your proxy for the meeting, and we pay all costs for soliciting proxies. We will start mailing the proxy materials on March 21, 2016, and will also provide the materials to brokers, custodians, nominees and other fiduciaries to forward them to shareholders. A TransCanada employee may also contact you to encourage you to vote.
The Board of Directors (Board) has approved the contents of this circular, and has authorized us to send it to you. We have also sent a copy to each member of our Board and to our auditors, and will file copies with the appropriate government agencies.

Unless stated otherwise, information in this document is as of March 2, 2015, and all dollar amounts are in Canadian dollars.

In this document,
• you, your and shareholder mean a holder of common shares of TransCanada Corporation,
• we, us, our and TransCanada mean TransCanada Corporation, and
• TransCanada shares and shares mean common shares of TransCanada Corporation, unless stated otherwise.

Our principal corporate and executive offices are located at 450 1st Street S.W., Calgary, Alberta T2P 5H1

By order of the Board of Directors,

Christine R. Johnston
Vice-President, Law and Corporate Secretary
TransCanada Corporation
Calgary, Alberta
February 23, 2016

About shareholder mailings
In March 2015, we asked all registered and beneficial shareholders to advise us in writing if they did not want to receive our Annual reports when they became available.
If you are a registered shareholder who replied that you no longer want to receive the report, or a beneficial shareholder who did not reply, you will not receive a copy. If you purchased TransCanada shares after March 14, 2016, you may also not receive a copy.
Our 2015 Annual report is available on our website (www.transcanada.com) and on SEDAR (www.sedar.com), or you can request a free copy from our transfer agent: Computershare Trust Company of Canada
	Tel:	1.800.340.5024 (toll-free within North America) 1.514.982.7959 (outside North America)
	Email:	transcanada@computershare.com

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Summary
The following pages are key points of information you will find in this circular. You should read the entire circular before voting.
Voting
You will be asked to vote on five items at the meeting:

Item	Board recommendation	More information (pages)
Elect 12 directors	For	17-29
Appoint KPMG LLP, Chartered Professional Accountants as auditors	For	10-11
Advisory vote on executive compensation (say on pay)	For	56-61, 71-114
Amend and increase the reserve of our stock option plan	For	11-13
Continue our shareholder rights plan	For	13-16
Nominated Directors

Name	Occupation	Age	Independent	Director since	% Votes at 2015 AGM	2015 Committees	2015 Board attendance	Number of other public boards

Kevin E. Benson	Corporate Director	69	Yes	2005	98.34	Audit Governance	100%	0

Derek H. Burney	Senior Advisor, Norton Rose Fulbright	76	Yes	2005	97.49	Audit Governance (Chair)	90%	0

Russell K. Girling	President and Chief Executive Officer, TransCanada	53	No	2010	98.51	–	100%	1

S. Barry Jackson	Corporate Director	63	Yes	2002	98.36	Board Chair Governance Human Resources	100%	1

John E. Lowe	Corporate Director	57	Yes	2015	–	Audit Health, Safety & Environment	75%	2

Paula Rosput Reynolds	President and Chief Executive Officer, PreferWest, LLC	59	Yes	2011	98.34	Health, Safety & Environment Human Resources (Chair)	100%	2

John Richels	Corporate Director	64	Yes	2013	86.31	Health, Safety & Environment Human Resources	100%	4

Mary Pat Salomone	Corporate Director	55	Yes	2013	98.94	Audit Health, Safety & Environment	90%	1

Indira Samarasekera	Senior Advisor, Bennett Jones LLP	63	Yes	–	–	–	–	2

D. Michael G. Stewart	Corporate Director	64	Yes	2006	98.99	Audit Health, Safety & Environment (Chair)	100%	2

Siim A. Vanaselja	Corporate Director	59	Yes	2014	98.80	Audit (Chair) Governance	100%	1

Richard E. Waugh	Corporate Director	68	Yes	2012	98.95	Governance Human Resources	100%	0
Notes

•	Mr. Lowe was appointed to the Board after the 2015 annual and special meeting so there are no voting results available.

TransCanada Management information circular 2016	63

Compensation
TransCanada’s compensation programs are designed to ‘pay for performance’ by rewarding employees, including our executives, for delivering results that meet or exceed our corporate objectives and support our overall strategy.
In order to attract, engage and retain high-performing employees, we review our programs each year to ensure we offer compensation that is market competitive. Our target compensation levels are determined with reference to median levels in our peer group. Actual performance that exceeds expectations can result in compensation above market median levels.
Our compensation programs are intended to align the executives’ interests with those of our shareholders and customers. The Human Resources committee and the Board place a significant emphasis on variable compensation, particularly long-term incentives, when determining the total direct compensation for our executives. Both our executive share unit and stock option plans encourage value creation over the long term.

Our best practices include:
• benchmarking director and executive compensation against size appropriate peer groups to assess competitiveness and fairness,
• limits on variable compensation payments,
• share ownership requirements for our directors and executives,
• incentive compensation reimbursement (‘clawback’) policy and anti-hedging policy, and
• annual say on pay vote, averaging 94 per cent approval for the last three years.

Governance
We believe that strong corporate governance improves corporate performance and benefits all stakeholders. Our governance highlights are noted below.

Size of Board	12
Percentage of independent directors	92%
Percentage of women on Board	25%
Number of board interlocks	0
Corporate governance guideline on Board diversity	Yes
Average director age	63
All committees independent	Yes
Annual director elections	Yes
Individual director elections	Yes
Majority voting policy	Yes
Clawback policy	Yes
Double-trigger vesting on change of control	Yes
Separate chair and CEO	Yes
Director retirement age	70
Director share ownership requirements	4x cash + equity retainer
Executive share ownership requirements	5x (CEO), 2x (other named executives)
In-camera sessions at every Board and committee meeting	Yes
Annual say on pay	Yes
Code of business ethics	Yes
Board, committee and director evaluations annually	Yes
Board orientation and education program	Yes
Notes

•
The Board may waive the director retirement policy in special circumstances or if a director has not yet served seven years on the Board by age 70. The Board has waived the retirement policy for Mr. Burney, as discussed on page 48.

•	All executives must meet their requirements through direct share ownership.

64	TransCanada Management information circular 2016

About the shareholder meeting
As a shareholder of record, you are entitled to vote your TransCanada shares at the annual and special meeting. The meeting will cover seven items of business, which are discussed in more detail starting on page 10.
This next section discusses delivery of the meeting materials and the voting process.

Delivery of Meeting Materials
We are using notice and access to deliver the circular to our registered shareholders.
This means that TransCanada will post the circular online for our shareholders to access electronically. You will receive a package in the mail with a notice (Notice) explaining how to access and review the circular electronically and how to request a paper copy at no charge. You will also receive a form of proxy in the mail so you can vote your shares.
Notice and access is an environmentally friendly and cost effective way to distribute the circular because it reduces printing, paper and postage.
This circular is available on SEDAR (www.sedar.com) and on our website (www.transcanada.com/notice-and-access).
How to request a paper copy of the circular
Starting March 21, 2016, registered shareholders can request a paper copy of the circular for up to one year. The circular will be sent to you at no charge.
If you would like to receive a paper copy of the circular, please follow the instructions provided in the Notice.
Requests by registered shareholders must be made by 5:00 p.m. Eastern Daylight Time, Wednesday, April 13, 2016 in order for you receive a paper copy of the circular before the annual meeting on April 29, 2016.
If you request a paper copy of the circular you will not receive a new form of proxy, so you should keep the original form sent to you in order to vote.
If you have questions about notice and access, you can call our Investor Relations line at 403.920.7911 or 1.800.361.6522.

Voting
WHO CAN VOTE
Shareholders of record on March 14, 2016 are entitled to receive notice of our 2016 annual and special meeting of common shareholders and vote their shares. Our Board set this date to allow enough time for shareholders to receive and review the materials, make their voting decisions and send in their voting instructions before the deadline.
As of February 23, 2016, we had 702,334,195 shares outstanding. Each share carries the right to one vote on any item of business that properly comes before the meeting and any meeting that is reconvened if the meeting is adjourned. Subject to our majority voting policy for director elections, we need a simple majority of votes (50 per cent plus one vote) for all items to be approved by shareholders.
As of February 23, 2016, we had the following preferred shares outstanding:

First Preferred Shares	Number of shares outstanding
Series 1	9,498,423
Series 2	12,501,577
Series 3	8,533,405
Series 4	5,466,595
Series 5	12,714,261
Series 6	1,285,739
Series 7	24,000,000
Series 9	18,000,000
Series 11	10,000,000
The holders of these shares do not have voting rights at the meeting.
Registered shareholders
You are a registered shareholder if you have a share certificate in your name.
We will prepare a list of the registered shareholders as of March 14, 2016, showing the names of all shareholders who are entitled to vote at the meeting and the number of shares each owns. Our transfer agent, Computershare Trust Company of Canada (Computershare), will have a copy of the list at their Calgary office if you want to check it during regular business hours. Computershare is located at Suite 600, 530 8th Avenue S.W., Calgary, Alberta T2P 3S8. Tel: 403.267.6800.
You can also check the list when you arrive at the meeting.
Non-registered (beneficial) shareholders
You are a non-registered or beneficial shareholder if your securities broker, financial institution, clearing agency, trustee or custodian (your nominee) holds the shares for you in a nominee account.

TransCanada Management information circular 2016	65

Principal shareholders
Our directors and executives are not aware of any person or corporation that beneficially owns, directly or indirectly, or exercises control or direction over, more than 10 per cent of our outstanding shares.
HOW TO VOTE
You have two ways to vote:

•	by proxy, or

•	by attending the meeting and voting in person.
Voting by proxy
Voting by proxy means you are giving someone else the authority to attend the meeting and vote for you (your proxyholder).
You must return your signed proxy form in order to vote by proxy.
If you appoint the TransCanada proxyholders and specify your voting instructions, your shares will be voted accordingly. If you do not specify how you want to vote your shares, your shares will be voted for you as follows:

•	for the nominated directors listed on the proxy form and in this circular

•	for the appointment of KPMG LLP, Chartered Professional Accountants as TransCanada’s auditors and authorizing the directors to set their compensation,

•	for our approach to executive compensation, as described in this circular,

•	for the amendments to the stock option plan and increasing the reserve, and

•	for continuing the shareholder rights plan.
If you appoint someone else as your proxyholder, but do not specify how you want to vote your shares, the person can vote as they see fit.
If there are any amendments to the items of business or any other matters that properly come before the meeting (including where the meeting will be reconvened if it was adjourned), your proxyholder has the discretion to vote as they see fit, in each instance, to the extent permitted by law whether the amendment or other matter of business that comes before the meeting is routine or contested.
Late proxies may be accepted or rejected by the chair of the meeting at his or her discretion and the chair of the meeting is under no obligation to accept or reject any particular late proxy. The chair of the meeting may waive or extend the proxy cut-off without notice.

You can choose anyone to be your proxyholder – the person does not need to be a TransCanada shareholder or the TransCanada representatives named in the proxy form. You must write the person's name on your proxy form, and return the signed proxy form to Computershare to appoint someone as your proxyholder.
You should tell this person that you have appointed him or her as your proxyholder and that they need to attend the meeting in person and vote on your behalf. Your proxyholder must vote your shares according to your instructions. Your shares will not be voted if your proxyholder does not attend the meeting to vote for you.
If you have returned your signed proxy form and you do not appoint anyone to be your proxyholder, S. Barry Jackson, Chair of the Board, Russell K. Girling, President and Chief Executive Officer or Christine R. Johnston, Vice-President, Law and Corporate Secretary (TransCanada proxyholders) will be appointed to act as your proxyholder to vote or withhold from voting your shares at the meeting according to your instructions.

66	TransCanada Management information circular 2016

Registered shareholders
We mail the Notice directly to you, and your package includes a proxy form.
You may request a paper copy of the circular by following the instructions in the Notice that was mailed to you.
Appointing a proxyholder
You can appoint the TransCanada proxyholders named on the proxy form to vote your shares at the meeting according to your instructions. If you appoint them, but do not indicate your voting instructions on the form, your shares will be voted for each item of business.
You can decide to appoint someone else to represent you and vote your shares at the meeting. Print the name of that person in the blank space on the proxy form. If you do not specify how to vote your shares, your proxyholder can vote as they see fit.
Take some time to read about the items of business (see page 10), then complete the proxy form mailed to you, sign and date it, and mail it in the envelope provided. Computershare must receive the completed form by 12:00 p.m. Eastern Daylight Time (EDT) on Wednesday, April 27, 2016.
If your package is missing an envelope, use a blank one and address it to:
Computershare Trust Company of Canada
Stock Transfer Services
100 University Avenue, 8th Floor
Toronto, Ontario M5J 2Y1
If you want to submit your voting instructions by phone or on the internet, you must do so by 12:00 p.m. EDT on Wednesday, April 27, 2016. See the instructions on your proxy form.
Attending the meeting and voting in person
If you want to attend the meeting and vote in person, do not complete the proxy form. Just register with Computershare when you arrive at the meeting.
You can still attend the meeting if you have already submitted your voting instructions, but you cannot vote again at the meeting, unless you revoke your proxy as described on the next page.
Non-registered (beneficial) shareholders
Your broker, its agent or its nominee can only vote your TransCanada shares if they have received proper voting instructions from you. If you are a beneficial shareholder, your package includes a voting instruction form. Complete the form and follow the return instructions on the form.

The voting instruction form is similar to a proxy form, however it can only instruct the registered shareholder how to vote your shares. You cannot use the form to vote your shares directly.
Your broker is required by law to receive voting instructions from you before voting your shares. Every broker has their own mailing procedures and instructions for returning the completed voting instruction form, so be sure to follow the instructions provided on the form.
Most brokers delegate responsibility for obtaining instructions from their clients to Broadridge Investor Communications Corporation (Broadridge). Broadridge mails the proxy materials and voting instruction form to beneficial shareholders, at our expense.
The voting instruction form will name the same TransCanada representatives listed on page 7 to act as TransCanada proxyholders.
Attending the meeting and voting in person
You can attend the meeting and vote in person, or you can appoint someone else to attend the meeting and give your voting instructions. Print your name, or the name of the person you are appointing, in the blank space provided on the voting instruction form. Complete the rest of the form and then mail it to Broadridge (or to your broker, as instructed on your voting instruction form) as soon as possible. Your package also includes instructions for submitting your voting instructions by phone or on the internet if you prefer either of these methods. You can still attend the meeting if you have already submitted your voting instructions, but you cannot vote again at the meeting, unless you revoke your proxy as described below.
Broadridge tabulates the results of all the instructions it receives from beneficial shareholders, and provides appropriate voting instructions to our transfer agent.
CHANGING YOUR VOTE
Registered Shareholders
If you change your mind and want to revoke your proxy, you need to notify us in writing. Sign a written statement (or have your attorney sign a statement with your written authorization) and send it to:
Corporate Secretary
TransCanada Corporation
450 1st Street S.W.
Calgary, Alberta T2P 5H1
Fax: 403.920.2467
We must receive the notice by 12:00 p.m. EDT on Wednesday, April 27, 2016, or the last business day prior to the day the meeting is reconvened if it was adjourned. You can

TransCanada Management information circular 2016	67

also give the notice to the Chair of the meeting in person at the meeting.
If you submitted your voting instructions by phone or on the internet, you can revoke or change your vote by sending your new instructions again, as long as they are received by 12:00 p.m. EDT on Wednesday, April 27, 2016, or the last business day prior to the day the meeting is reconvened if it was adjourned. A vote that is cast with a later date and time will supersede an earlier vote.
Non-registered (beneficial) Shareholders
If you change your mind, contact your broker or nominee.

HOW THE VOTES ARE COUNTED
As transfer agent, Computershare counts and tabulates the votes on our behalf to ensure the votes are kept confidential. They only show us the ballot or proxy form if:

•	it is required by law,

•	there is a proxy contest, or

•	there are written comments on the proxy form.

Unable to attend the meeting? We will have a live webcast of our meeting in English on our website – go to www.transcanada.com for details.

68	TransCanada Management information circular 2016

Business of the meeting Our annual and special meeting will cover seven items of business:

FINANCIAL STATEMENTS – see our 2015 Annual report (available at www.transcanada.com). You will receive our consolidated financial statements for the year ended December 31, 2015, and the auditors’ report. These documents have been filed with the appropriate government regulatory agencies and are included in our 2015 Annual report. We mail you the Annual report unless you declined in writing, or failed to respond that you wanted to receive a copy when we asked you in March 2015. Our Annual report is also available in English and French on our website (www.transcanada.com), or you can request a copy from our Corporate Secretary.

DIRECTORS – see page 17
You will vote on electing 12 directors to the Board. The director profiles starting on page 17 give important information about each nominated director, including his or her background, experience and memberships on other public company boards he or she serves on. Except for Dr. Samarasekera, all of the nominated directors currently serve on our Board, and we have included their 2015 attendance, the value of TransCanada shares or deferred share units (DSUs) they currently hold (their at-risk investment) and their election results from the 2015 annual meeting. You can find more information about their at-risk investment on pages 68 and 69.

About quorum
We must have a quorum for the meeting to proceed.

Quorum constitutes two people present, in person, at the meeting, who are entitled to vote at the meeting and represent at least 25 per cent of the issued and outstanding TransCanada shares. The two people are entitled to vote in their own right, by proxy, or as a duly authorized representative of a shareholder.

All directors are elected for a one-year term.

1.	Kevin E. Benson	5.	John E. Lowe	9.	Indira Samarasekera
2.	Derek H. Burney	6.	Paula Rosput Reynolds	10.	D. Michael G. Stewart
3.	Russell K. Girling	7.	John Richels	11.	Siim A. Vanaselja
4.	S. Barry Jackson	8.	Mary Pat Salomone	12.	Richard E. Waugh
The Board recommends you vote for the nominated directors:
RESOLVE to elect the directors listed in TransCanada’s Management information circular dated February 23, 2016 to hold office until the next annual meeting of shareholders or until their successors are earlier elected or appointed.
AUDITORS
You will vote on appointing the auditors. The auditors will hold office until the close of our next annual meeting of shareholders.
The Board recommends that KPMG LLP, Chartered Professional Accountants (KPMG) be appointed as auditors. Representatives of KPMG will attend the meeting, have an opportunity to make a statement and respond to any questions.
KPMG has been our external auditors since 1956, and have confirmed they are independent within the meaning of the Rules of Professional Conduct of the Professional Chartered Accountants of Alberta.
In 2015, the Audit committee oversaw a request for proposal process for our external auditor, and assessed several different firms. Based on the results of this process, the Audit committee and Board decided to recommend KPMG as TransCanada's independent auditors until the close of our next annual meeting of shareholders. The table below shows the services KPMG provided during the last two fiscal years and the fees we paid them:

TransCanada Management information circular 2016	69

($ millions)	2015	2014
Audit fees	7.8	6.4
• audit of the annual consolidated financial statements
• services related to statutory and regulatory filings or engagements
• review of interim consolidated financial statements and information contained in various prospectuses and other securities offering documents
Audit-related fees	0.2	0.2
• services related to the audit of the financial statements of certain TransCanada post- retirement and post-employment plans
Tax fees	0.5	0.5
• Canadian and international tax planning and tax compliance matters, including the review of income tax returns and other tax filings
All other fees	–	–
Total fees	8.5	7.1
You will also vote on authorizing the directors to set the auditors’ compensation.
The Board recommends you vote for appointing KPMG as our auditors to hold office until the close of our next annual meeting of shareholders:
RESOLVE to appoint KPMG LLP, Chartered Professional Accountants, as auditors of TransCanada until the close of our next annual meeting of shareholders, and authorize the directors to fix their remuneration.
ADVISORY VOTE ON OUR APPROACH TO EXECUTIVE COMPENSATION
You will have an opportunity to have a say on pay by participating in the advisory vote on our approach to executive compensation. The Board believes the vote is beneficial because it holds directors accountable to shareholders for their decisions on executive compensation and provides valuable feedback.
While the vote is non-binding, the Board will take the results into consideration when it considers compensation policies, procedures and decisions in the future. We will disclose the results of the advisory vote in our report on voting results for the meeting, which will be posted on our website (www.transcanada.com) and on SEDAR (www.sedar.com).
Since 2010, we have held annual say on pay votes at our annual shareholder meetings. Over the last three years, these advisory votes were approved by 92.67 per cent in 2013, 94.28 per cent in 2014, and 97.10 per cent in 2015. The voting results confirm that a significant majority of shareholders have accepted our approach to executive compensation.
The Board recommends you vote for our approach to executive compensation:
RESOLVE on an advisory basis, without diminishing the role and responsibilities of TransCanada’s Board of Directors, that the shareholders accept the approach to executive compensation disclosed in TransCanada’s Management information circular dated February 23, 2016.
STOCK OPTION PLAN
You will vote on amendments as described in this circular.
The Board recommends you vote for the stock option plan.
RESOLVE to approve TransCanada's stock option plan as follows:

•	increase the number of shares reserved for issue under the plan by 10,000,000,

•	amend the stock option plan as described in TransCanada's Management information circular dated February 23, 2016, and

•	authorize TransCanada's officers or directors to carry out the activities to execute the necessary documents or instruments for approval of the stock option plan.

70	TransCanada Management information circular 2016

About the plan
You can read more about our stock option plan beginning on page 88-89.
TransCanada's current stock option plan was initially adopted in 1995. The chart below has a list of key events in the history of our current stock option plan.

Year	Key Event
1995	TransCanada PipeLines Limited (TCPL), now our main operating subsidiary, establishes its Key employee stock incentive plan.
1998	Shareholders approve changes to the plan on May 19.
2003	As part of our arrangement with TCPL, on May 15 we adopt the plan as our new stock option plan, keeping substantially the same terms and conditions, as amended.
2004	Shareholders confirm and approve the stock option plan on April 23, without amendments.
2007	Shareholders approve changes to our stock option plan on April 27.
2010
Shareholders approve several changes to our stock option plan, including clarifying the definition of 'retirement', changing the vesting terms for options when employment is terminated, and some housekeeping changes.

2013	Shareholders confirm and approve the stock option plan on April 26, without amendments.
Shares reserved for issue
A total of 44,000,000 TransCanada shares have been reserved for issue, and a total of 28,056,532 shares have been issued under the plan since its inception in 1995.

Shares reserved for issue
1995 (plan inception)	10,000,000
1998 (merger with NOVA Corporation)	15,000,000
2004 (annual and special meeting)	1,000,000
2007 (annual and special meeting)	4,500,000
2010 (annual and special meeting)	3,500,000
2013 (annual and special meeting)	10,000,000
The reserve increase in 2013 was more substantial than those in previous years because starting in 2012 a higher percentage of long-term incentives was allocated to stock options instead of executive share units. The greater relative allocation of long-term incentive compensation to options aligns with the objective of achieving long-term sustainable business objectives.
Proposed Changes
In February 2016, the Human Resources committee and Board approved an increase to the number of shares reserved for issue under the plan by 10,000,000. This increase to the reserve of shares is subject to shareholder approval. The Human Resources committee also approved housekeeping amendments which do not require shareholder approval, including removing the provision that no more than 20 percent of the total number of options granted in any fiscal year can be awarded to one person.
The Board also determined that it would be appropriate to make a minor change to the amendment section of the plan to clarify that the Board cannot change the amendment section without shareholder approval. The proposed change is consistent with how we currently administer the plan.
Reserving an additional 10,000,000 shares under the stock option plan will allow us to grant options to executives and other employees over the next three years. It will increase the total reserve to 16,123,649 shares, or 2.3 percent of our issued an outstanding shares as at February 20, 2016, as outlined in the table below.

TransCanada Management information circular 2016	71

Shares reserved for issue	For options that have been granted but not yet exercised	For options that may be granted in the future	Total
Currently approved	9,819,819	6,123,649	15,943,468
Proposed increase	-	10,000,000	10,000,000
Total	9,819,819	16,123,649	25,943,468
% of outstanding shares	1.40%	2.30%	3.70%
SHAREHOLDER RIGHTS PLAN
You will vote on continuing our shareholder rights plan as described in this circular and posted on our wbesite (www.transcanada.com). No amendments to the shareholder rights plan are being proposed.
The Board recommends you vote for the shareholder rights plan:
RESOLVE to approve TransCanada's shareholder rights plan as follows:

•	continue and approve the amended and restated shareholder rights plan agreement dated as of April 26, 2013 between TransCanada and Computershare, as rights agent, and

•	authorize TransCanada's officers or directors, to carry out the activities to execute the necessary documents or instruments for approval of the shareholder rights plan.
The Board believes that maintaining the shareholder rights plan is in the best interests of TransCanada and its shareholders. If shareholders approve to continue the plan, it will expire at the end of our 2019 annual meeting (unless they vote to extend it). If majority of shareholders who vote on the resolution do not approve it, the plan will terminate and the rights will cease to have effect.

History of the shareholder rights plan
1994	TCPL implements the TCPL shareholder rights plan in December (amended in 1995, 1998 and 2001 with the approval of TCPL shareholders).
2003	As part of our arrangement with TCPL, on May 15 we adopt the plan as our new shareholder rights plan, keeping substantially the same terms and conditions, as amended.
2004	Shareholders continue and approve the shareholders rights plan on April 23.
2007	Shareholders approve minor amendments to the shareholders rights plan to ensure consistency with the new generation of rights plans in Canada on April 27.
2010	Shareholders continue and approve the shareholder rights plan on April 30.
2013	Shareholders continue and approve the shareholder rights plan with minor amendments to the preamble to clarify the purpose of the plan on April 26.
Background
Our shareholder rights plan is designed to protect the rights of our shareholders, ensure they are treated fairly and maximize value if there is a take-over bid for TransCanada.
We are required to have shareholders approve the plan every three years.
When reviewing our shareholder rights plan this year, the Board considered the terms and objectives of our plan and whether there had been any legislative changes or other developments since the plan was last approved.

72	TransCanada Management information circular 2016

Recent Developments
On February 25, 2016, the Canadian Securities Administrators (CSA) published final amendments to the take-over bid regime that will take effect later in 2016. The amendments will, among other things, lengthen the minimum bid period to 105 days, require that all non-exempt take-over bids meet a minimum tender requirement of more than 50% of the outstanding securities that are subject to the bid, and require a ten day extension after the minimum tender requirement is met. We will be considering the impact of these changes on rights plans and the reaction by market participants . If any amendments to our shareholder rights plan are required, we intend to present them for shareholder approval at the next annual meeting of shareholders.
After the announced amendments are implemented, there continues to be several significant concerns relating to unequal treatment of shareholders:

•	a small group of shareholders could dispose of their shares under a private agreement at a premium to market price not available to other shareholders

•
a person could slowly accumulate securities through stock exchange acquisitions over time, resulting in acquisition of control without payment of fair value for control or sharing a controlling interest premium fairly among all shareholders

•	it may be possible to engage in transactions outside of Canada without regard to these protections.
By applying to all acquisitions of greater than 20 per cent of shares, our shareholder rights plan ensures that all shareholders receive equal treatment. In addition, there may be circumstances where bidders request lock-up agreements that are not in the best interest of TransCanada or its shareholders.
Plan summary
The following is only a summary of our shareholder rights plan. The full plan is located on our website (www.transcanada.com). You can also contact our Corporate Secretary to receive a copy.
Permitted bids
A take-over bid that involves buying 20 percent or more of our shares is considered a permitted bid when it meets the following requirements that make it fair to all shareholders:

•	a circular is issued, informing all shareholders of the bid

•	the bid is made available to all shareholders

•	the bid is available for at least 60 days

•
shares tendered to the take-over bid can be taken up only after 60 days, and only if more than 50 per cent of our total shares outstanding and held by independent shareholders (shareholders other than the bidder, its affiliates and anyone acting jointly or together with others) have been tendered and not withdrawn, and

•
as soon as more than 50 per cent of the shares held by independent shareholders have been tendered to the take-over bid, the bidder must publicly disclose this and keep the bid open for another 10 business days to allow any additional deposits of shares.

The shareholder rights plan allows competing permitted bids to be made while there is an outstanding permitted bid, as long as the competing bids are available for acceptance until at least the 60th day after the date on which the earliest permitted bid which preceded the competing permitted bid was made or 35 days from the date of the competing bid (whichever is later).
The Board continues to have the power to carry out its responsibilities and make recommendations to shareholders as appropriate while there are permitted bids outstanding.
Flip-in events
The acquisition of 20 per cent or more of our shares by any person (an acquiring person) is considered a flip-in event when it does not meet the requirements for a permitted bid.
There are certain exceptions in our rights plan where the acquisition of 20 per cent or more of our shares will not result in the creation of an acquiring person and will not trigger a flip-in event, including where institutional investors acquire 20 per cent or more of our shares as long as they are not making, or are not part of a group that is making, a take-over bid. Institutional investors include investment managers, trust companies, statutory bodies, crown agents and managers or trustees of pension plans or mutual funds.

TransCanada Management information circular 2016	73

TransCanada rights
On May 15, 2003, we issued and attached one TransCanada right to each common share outstanding, and to each common share we issued after that date.
These rights separate from our shares and shareholders can then exercise their rights and transfer or trade them separately 10 trading days after the earlier of: (i) the date of commencement or public announcement of a take-over bid for our shares (which is not a permitted bid), (ii) the date that a permitted bid or competing permitted bid ceases to be that, and (iii) the date that a public announcement or disclosure is made that a person has become an acquiring person (the separation time).
After the separation time and prior to a flip-in event, each right allows shareholders to buy one TransCanada share at three times the market price (the exercise price), after adjusting for anti-dilution provisions.
After a flip-in event, each right allows shareholders other than an acquiring person, to buy that number of shares with a total market price that is double the exercise price (effectively, the price of each share will be half the market price).
The issue of rights is not initially dilutive, but our reported earnings per share on a fully diluted or non-diluted basis may be affected after a flip-in event occurs. You may experience substantial dilution if you do not exercise your TransCanada rights when a flip-in event occurs.
Rights held by an acquiring person are void on a flip in event. Rights cannot be exercised if the shares are acquired through a permitted bid.
About rights and shares
TransCanada rights are imprinted on share certificates and they cannot be transferred separately from the shares before the separation time.
As of the separation time, however, the rights holders receive TransCanada rights certificates that can be transferred, and rights are traded separately from our shares.
Waiving the plan
The Board, acting in good faith can, until the occurrence of a flip-in event, waive the shareholder rights plan for a particular flip-in event (called an exempt acquisition) if a circular for a take-over bid is distributed to all holders of our shares. The waiver will also apply to any other take-over bid and circular that is distributed to holders of our shares before the original bid expires.
The Board can also waive the shareholder rights plan if the acquiring person reduces their beneficial ownership to less than 20 per cent of all outstanding shares.
Redeeming rights
The Board can redeem each right at $0.00001 per right, as long as it receives approval from a majority of shareholders (or rights holders after the separation time has passed) at a meeting called for this purpose.
The Board will also redeem the rights once a permitted bid, competing permitted bid or exempt acquisition is complete, and does not need shareholder approval to do so.
Lock-up agreements
You and other TransCanada shareholders can enter into a lock-up agreement with a bidder. You become a locked-up person because you agree to tender your shares to the take-over bid (subject bid) without triggering a flip-in event.
Any lock-up agreement must allow you to withdraw your shares so you can tender them to another take-over bid or transaction that provides greater value if:

•	the offering price for each share is greater than the subject bid,

•	the offering price exceeds the offering price in the subject bid by a specified amount, as long as the specified amount is not greater than 7 per cent higher than in the subject bid, or

•
the number of shares you can tender exceeds the number of shares in the subject bid by a specified amount, as long as the specified amount is 7 per cent or less, and the offering price is not less than the offering price in the subject bid.

The lock-up agreement must meet two other requirements:

•	a copy of it must be made available to TransCanada and the public for review, and

74	TransCanada Management information circular 2016

•
the locked-up person does not agree to pay break-up or top-up fees, penalties, reimbursement of expenses, or other amounts that total more than the sum of: a) 2.5 per cent of the value to be paid to the locked-up person under the subject bid and b) 50 per cent of the difference between the amount the locked-up person would receive under another take-over bid or transaction and what they would have received under the subject bid, if they do not tender their shares to the subject bid or withdraw them to deposit with another bid or transaction.

A lock-up agreement can also include a right of first refusal, or a delay period or other limitation, to give the bidder an opportunity to match terms like a higher price or number of securities, as long as the shareholder can accept another bid or tender their shares to another transaction.
Making changes to the plan
The Board can make changes to the shareholder rights plan if a majority of votes by shareholders (or rights holders if the separation time has occurred) cast at a meeting called for that purpose vote for the changes.
The Board can correct clerical and typographical errors and make other housekeeping changes or make changes that are required by law, in each case, without shareholder approval.
OTHER BUSINESS
We received one shareholder proposal for the meeting, which was withdrawn. The Board and management are not aware of any other items to be properly brought before the meeting.

TransCanada Management information circular 2016	75

THE NOMINATED DIRECTORS

Our articles currently state that the Board must have a minimum of eight and a maximum of 15 directors. The Board has determined that 12 directors will be elected this year.
The Board believes this size is appropriate based on the scope of our business, the skills and experience of the nominated directors and the four standing committees, and to achieve effective decision-making. It believes that all of the nominated directors are well qualified to serve on the Board.
One of the nominated directors is being nominated to the Board for the first time. Dr.Samarasekera brings extensive experience in engineering, governance and public policy.

Each nominated director has expressed his or her willingness to serve on our Board until our next annual meeting of shareholders.
If elected, they will also serve on the Board of TransCanada PipeLines Limited (TCPL), our main operating subsidiary.

Eleven of the 12 nominated directors (92 per cent) are independent within the meaning of Canadian and applicable U.S. securities law, regulation and policy, and the rules of the Toronto Stock Exchange (TSX) and New York Stock Exchange (NYSE), the two stock exchanges TransCanada shares are listed on. The only exception is Russell K. Girling because of his role as President and Chief Executive Officer (CEO).
The profiles on the following pages show each director’s holdings in TransCanada shares at March 2, 2015, and as of the date of this circular. The DSUs are calculated on the basis of meeting and retainer fees paid in 2015 and dividend equivalents credited up to January 31, 2015 and January 29, 2016. They also indicate the year he or she joined the Board and has continually served as a director of TransCanada (or TCPL, prior to 2003 when it became a wholly-owned subsidiary of TransCanada). All of the nominated directors are Canadian residents, except for Mr. Lowe, Ms. Reynolds, Mr. Richels and Ms. Salomone who are U.S. residents.
We have share ownership requirements for our directors and executives to align their interests with those of our shareholders.
As of February 23, 2016, all of our directors, except for one, meet the requirements. Ms. Salomone, who joined the Board on February 12, 2013, has five years from her appointment date to meet the requirements as will Dr. Samarasekera if appointed at the meeting (see page 35 for more information).
Mr. Girling meets the share ownership requirements for the CEO (see page 83 for details).
The at-risk investment reflects the total market value of the director’s TransCanada shares and DSUs based on the closing share price on the TSX of $50.83 on February 23, 2016. See At-risk investment on pages 68 and 69 for more information.

76	TransCanada Management information circular 2016

Kevin E. Benson
AGE 69, CALGARY, AB, CANADA | DIRECTOR SINCE 2005
Independent
Skills and experience	• Accounting & finance	• Management/leadership
	• Governance	• Operations
	• Government/regulatory
At-risk investment	$3,805,439
Mr. Benson is a corporate director. He was President and Chief Executive Officer of Laidlaw International, Inc. from June 2003 to October 2007, and Laidlaw, Inc. from September 2002 to June 2003. Mr. Benson served as President and Chief Executive Officer of the Insurance Corporation of British Columbia from December 2001 until September 2002. He was also a director of the Calgary Airport Authority from January 2010 to December 2013.
In February 2015, Mr. Benson became a director of Winter Sport Institute (non-profit). Mr. Benson is a Chartered Accountant (South Africa) and was a member of the South African Society of Chartered Accountants.

TransCanada Board/committees	2015 meeting attendance
Board of Directors	10/10	(100%)
Audit committee	5/5	(100%)
Governance committee	3/3	(100%)
Annual general meeting voting results	Votes in favour		Votes withheld
2015	338,385,874	(98.34%)	5,726,837 (1.66%)
2014	340,352,665	(99.80%)	667,571 (0.20%)
2013	348,220,437	(99.63%)	1,306,858 (0.37%)
Other public company boards	Stock exchange		Board committees
–	–		–
TransCanada securities held	2016	2015	Meets share ownership requirements
Shares	13,000	13,000	yes
DSUs	61,866	57,059

Photo of Kevin E. Benson

TransCanada Management information circular 2016	77

Derek H. Burney, O.C.
AGE 76, OTTAWA, ON, CANADA | DIRECTOR SINCE 2005
Independent
Skills and experience	• Energy/utilities	• International markets
	• Governance	• Management/leadership
	• Government/regulatory
At-risk investment	$3,484,295
Mr. Burney is a senior strategic advisor at Norton Rose Fulbright (law firm). He is the Chairman of GardaWorld's International Advisory Board (risk management and security services) which position he has held since April 2008. He also became a member of the Paradigm Capital Inc. Advisory Board (investment dealer) in May 2011 and a member of The Ottawa Hospital Board (Governor) in November 2011. Mr. Burney was Chair of Canwest Global Communications Corp. (media and communications) from August 2006 to October 2010 and served as President and Chief Executive Officer of CAE Inc. from October 1999 to August 2004. Prior to that, he was Chairman and Chief Executive Officer of Bell Canada International Inc. from 1993 to 1999. He also served as lead director at Shell Canada Limited from April 2001 to May 2007. Mr. Burney held various positions with the Canadian Foreign Service, including serving from 1989 to 1993 as Canada’s Ambassador to the United States. From 1987 to 1989, he was Chief of Staff to the Prime Minister and was directly involved in the negotiation of the Canada‑U.S. Free Trade Agreement. In 1992, Mr. Burney was awarded the Public Service of Canada’s Outstanding Achievement Award and, in 1993, he was named an Officer of the Order of Canada.
Mr. Burney is Chancellor of Lakehead University. He was conferred Honorary Doctor of Laws Degrees from Lakehead University, Queen’s University, Wilfrid Laurier University, Carleton University and University of Windsor. He also holds an Honours Bachelor of Arts and Master of Arts from Queen’s University.

TransCanada Board/committees	2015 meeting attendance
Board of Directors	9/10	(90%)
Audit committee	5/5	(100%)
Governance committee (Chair)	3/3	(100%)
Annual general meeting voting results			Votes withheld
2015	335,490,909	(97.49%)	8,621,171 (2.51%)
2014	340,086,044	(99.73%)	934,222 (0.27%)
2013	334,578,037	(95.72%)	14,950,924 (4.28%)
Other public company boards	Stock exchange		Board committees
–	–		–
TransCanada securities held	2016	2015	Meets share ownership requirements
Shares	12,318	10,083	yes
DSUs	56,230	49,131

Photo of Derek H. Burney

Canwest Global Communications Corp. (Canwest) voluntarily entered into the Companies’ Creditors Arrangement Act (CCAA) and obtained an Order from the Ontario Superior Court of Justice (Commercial Division) to start proceedings on October 6, 2009. Although no cease trade orders were issued, Canwest shares were de‑listed by the TSX after the filing and started trading on the TSX Venture Exchange. Canwest emerged from CCAA protection, and Postmedia Network acquired its newspaper business on July 13, 2010 while Shaw Communications Inc. acquired its broadcast media business on October 27, 2010. Mr. Burney ceased to be a director of Canwest on October 27, 2010.

78	TransCanada Management information circular 2016

Russell K. Girling
AGE 53, CALGARY, AB, CANADA | CHIEF EXECUTIVE OFFICER | DIRECTOR SINCE 2010
Not Independent (President and Chief Executive Officer of TransCanada)
At-risk investment	$7,552,423

Mr. Girling has been the President and Chief Executive Officer of TransCanada and TCPL since July 1, 2010. Prior to his appointment, he served as Chief Operating Officer from July 17, 2009 to June 30, 2010 and President, Pipelines from June 1, 2006 until June 30, 2010. Previously, Mr. Girling served as Chief Financial Officer and Executive Vice-President, Corporate Development of TransCanada until May 31, 2006, and as Executive Vice-President, Power from 1995 until his appointment as Chief Financial Officer in 1999. Mr. Girling has held various other leadership positions since joining TransCanada in 1994. Prior to his employment with TransCanada, Mr. Girling held several marketing and management positions at Suncor Inc., Northridge Petroleum Marketing and Dome Petroleum. Mr. Girling was the 2012 City of Calgary and Area Co-Chair of the United Way campaign. Mr. Girling is a member of Canadian Council of Chief Executives, U.S. National Petroleum Council and U.S. Business Roundtable. He also serves on the board of directors for the American Petroleum Institute.
Mr. Girling has a Bachelor of Commerce degree and a Master of Business Administration in Finance from the University of Calgary.

TransCanada Board/committees	2015 meeting attendance
Board of Directors	10/10	(100%)
Annual general meeting voting results	Votes in favour		Votes withheld
2015	338,970,732	(98.51%)	5,141,980 (1.49%)
2014	340,122,398	(99.74%)	897,869 (0.26%)
2013	348,188,273	(99.62%)	1,345,021 (0.38%)
Other public company boards	Stock exchange		Board committees
Agrium Inc. (agricultural)	TSX, NYSE		Corporate Governance & Nominating Health, Safety & Environment
TransCanada securities held	2016	2015	Meets share ownership requirements
Shares	148,582	146,308	yes (for CEO)
DSUs	–	–

Photo of Russell K. Girling

As President and CEO of TransCanada, Mr. Girling is not a member of any of our committees, but is invited to attend committee meetings as required.

TransCanada Management information circular 2016	79

S. Barry Jackson
AGE 63, CALGARY, AB, CANADA | BOARD CHAIR | DIRECTOR SINCE 2002
Independent
Skills and experience	• Energy/utilities	• Health, safety & environment	• Operations
	• Engineering	• Management/leadership
	• Governance	• Oil & gas/utilities
At-risk investment	$8,735,034
Mr. Jackson is a corporate director. He is currently the Chair of the Board of TransCanada. Mr. Jackson is a director of WestJet Airlines Ltd. (airline) and Laricina Energy Ltd. (oil and gas, exploration and production). He was a director of Nexen Inc. (oil and gas, exploration and production) from 2001 to June 2013, serving as Chair from 2012, a director of Cordero Energy Inc. from 2005 to 2008, the Chair of Resolute Energy Inc. from 2002 to 2005, and the Chair of Deer Creek Energy Limited from 2001 to 2005. He was also a director of ENMAX Corporation from 1999 to 2002, Westcoast Energy Inc. from 2001 to 2002, and Gulf Canada Resources Ltd. from 2000 to 2001. Mr. Jackson was the President and Chief Executive Officer of Crestar Energy Inc. from 1993 to 2000. He has worked in senior management positions in the oil and gas industry since 1974. He was the Chair of the Canadian Association of Petroleum Producers in 1997.
Mr. Jackson has a Bachelor of Science in Engineering from the University of Calgary.

TransCanada Board/committees	2015 meeting attendance
Board of Directors (Chair)	10/10	(100%)
Governance committee	3/3	(100%)
Human Resources committee	5/5	(100%)
Annual general meeting voting results	Votes in favour		Votes withheld
2015	338,454,635	(98.36%)	5,658,076 (1.64%)
2014	339,899,220	(99.67%)	1,121,029 (0.33%)
2013	346,723,013	(99.20%)	2,805,949 (0.80%)
Other public company boards	Stock exchange		Board committees
WestJet Airlines Ltd. (airline)	TSX		People and Compensation Safety, Health and Environment (Chair)
TransCanada securities held	2016	2015	Meets share ownership requirements
Shares	39,000	39,000	yes
DSUs	132,848	117,261

Photo of S. Barry Jackson

Laricina Energy (Laricina), a private company, voluntarily entered into the Companies’ Creditors Arrangement Act (CCAA) and obtained an order from the Court of Queen's Bench of Alberta, Judicial Centre of Calgary for creditor protection and stay of proceedings effective March 26, 2015. A final court order was granted on January 28, 2016, allowing Laricina to exit from protection under the CCAA and concluding the stay of proceedings against Laricina and subsidiaries.

80	TransCanada Management information circular 2016

John E. Lowe
AGE 57, HOUSTON, TX, U.S.A. | DIRECTOR SINCE 2015
Independent
Skills and experience	• Accounting & finance	• Health, safety & environment	• Operations
	• Energy/utilities	• International markets	• Risk management
	• Government/regulatory	• Management/leadership
	• Governance	• Oil & gas/utilities
At-risk investment	$877,885
Mr. Lowe has been the non-executive Chairman of Apache Corporation’s (oil and gas) board of directors since May 2, 2015, having previously joined the board in July 2013. He also currently serves on the board of directors for Phillips 66 (energy infrastructure) and has been the Senior Executive Adviser at Tudor, Pickering, Holt & Co. LLC (energy investment and merchant banking) since September 2012.
Mr. Lowe has previously served as a director of Agrium Inc. (agriculture) from May 2010 to August 2015, DCP Midstream LLC (energy infrastructure) and its wholly owned subsidiary, DCP Midstream GP, LLC, the general partner of DCP Midstream Partners, LP from October 2008 to April 2012 and Chevron Phillips Chemical Co. LLC (global petrochemicals) from October 2008 to January 2011. He has also held various executive and management positions with ConocoPhillps (energy infrastructure) for more than 25 years, including Assistant to the Chief Executive Officer of ConocoPhillips, Executive Vice President of Exploration & Production and Executive Vice President of Commercial.
Mr. Lowe is a member of the Board of Trustees for the Houston Museum of Natural Science, is on the Katy ISD Education Foundation Board and is on the Board of Advisors of Kelce School at Pittsburg State University. He has also previously served on the Texas Children’s Hospital West Campus Advisory Council and is a former director of the National Association of Manufacturers.
He holds a Bachelor of Science degree in Finance and Accounting from Pittsburg State University in Pittsburg, Kansas and is a Certified Public Accountant (inactive).

TransCanada Board/committees	2015 meeting attendance
Board of Directors	3/4	(75%)
Audit committee	2/2	(100%)
Health, Safety & Environment committee	1/1	(100%)
Annual general meeting voting results	Votes in favour		Votes withheld
2015	–	–	–
2014	–	–	–
2013	–	–	–
Other public company boards	Stock exchange		Board committees
Apache Corporation (oil and gas)	NYSE		–
Phillips 66 Company (energy infrastructure)	NYSE		Public Policy
TransCanada securities held	2016	2015	Meets share ownership requirements
Shares	15,000	–	yes
DSUs	2,271	–

Photo of John E. Lowe

TransCanada Management information circular 2016	81

Paula Rosput Reynolds
AGE 59, SEATTLE, WA, U.S.A. | DIRECTOR SINCE 2011
Independent
Skills and experience	• Accounting & finance	• Management/leadership
	• Energy/utilities	• Oil & gas/utilities
	• Governance	• Risk management
At-risk investment	$1,151,350
Ms. Reynolds has been the President and Chief Executive Officer of PreferWest, LLC (business advisory group) since October 2009. She serves as a director at BP p.l.c. (oil and gas), BAE Systems plc. (aerospace, defense, information security) and Siluria Technologies Inc. (natural gas). Ms. Reynolds served as a director at Delta AirLines Inc. from August 2004 to June 2015 and Anadarko Petroleum Corporation from August 2007 to May 2014. She also served as Vice-Chair and Chief Restructuring Officer of American International Group Inc. (insurance and financial services) from October 2008 to September 2009 as part of the team that was appointed during the global financial crisis. Prior to that appointment, she served as President and Chief Executive Officer of Safeco Corporation until its acquisition by Liberty Mutual Group in September 2008. She was also Chair, President and Chief Executive Officer of AGL Resources Inc. from August 2000 to January 2006.
Ms. Reynolds has held the roles of Chief Executive Officer and President and Chief Operating Officer of Atlanta Gas Light Company (energy infrastructure), a wholly-owned subsidiary of AGL Resources Inc. She also previously served as President and Chief Executive Officer of Duke North America (energy infrastructure), a subsidiary of Duke Energy Corporation, and President of PanEnergy Power Services Inc. (energy infrastructure). Prior to that she was Senior Vice-President of Pacific Gas Transmission Company (natural gas pipeline), a predecessor company of Gas Transmission Northwest LLC, a subsidiary of TransCanada.
Ms. Reynolds currently serves as the board Chair for the Fred Hutchinson Cancer Research Center and KCTS-9 public television in Seattle. She has a Bachelor of Arts in Economics, with honours, from Wellesley College.

TransCanada Board/committees	2015 meeting attendance
Board of Directors	10/10	(100%)
Health, Safety & Environment committee	3/3	(100%)
Human Resources committee (Chair)	5/5	(100%)
Annual general meeting voting results	Votes in favour		Votes withheld
2015	338,415,097	(98.34%)	5,696,983 (1.66%)
2014	339,076,515	(99.43%)	1,943,752 (0.57%)
2013	345,954,918	(98.98%)	3,578,172 (1.02%)
Other public company boards	Stock exchange		Board committees
BAE Systems plc (aerospace, defence, information security)	London Stock Exchange (LSE) American Depositary Receipt (ADR) NYSE		Audit Remuneration (Chair)
BP p.l.c. (oil and gas)	LSE		Audit Chairman's Committee
TransCanada securities held	2016	2015	Meets share ownership requirements
Shares	6,000	4,500	yes
DSUs	16,651	11,066

Photo of Paula Rosput Reynolds

82	TransCanada Management information circular 2016

John Richels
AGE 64, NICHOLS HILLS, OK, U.S.A. | DIRECTOR SINCE 2013
Independent
Skills and experience	• Accounting & finance	• Health, safety & environment	• Oil & gas/utilities
	• Energy/utilities	• Law	• Operations
	• Governance	• Management/leadership	• Risk management
At-risk investment	$1,213,109
Mr. Richels is a corporate director. He currently serves as the Vice-Chair of Devon Energy Corporation (Devon) (oil and gas, exploration and production, energy infrastructure) having previously served on their board of directors since 2007. He is also on the board of directors of BOK Financial Corp. and is Chairman of EnLink Midstream, LLC and EnLink Midstream Partners, LP (energy infrastructure).
Mr. Richels was the President and Chief Executive Officer of Devon from 2010 to July 2015 having previously served as President of Devon since 2004. Prior to that, he served as a Senior Vice-President of Devon and President and Chief Executive Officer of Devon’s Canadian subsidiary, Devon Canada Corporation from 1999 through 2004. In 1998 Devon acquired Northstar Energy Corporation (Northstar), where Mr. Richels held the position of Chief Financial Officer. Before joining Northstar, he was the Managing and Chief Operating Partner of Bennett Jones LLP.
Mr. Richels previously served as Chairman of American Exploration and Production Council, Vice-Chairman of the board of governors of the Canadian Association of Petroleum Producers and on the board of directors of Northstar.
He has a Bachelor’s degree in Economics from York University and a law degree from the University of Windsor.

TransCanada Board/committees	2015 meeting attendance
Board of Directors	10/10	(100%)
Health, Safety & Environment committee	3/3	(100%)
Human Resources committee	4/5	(80%)
Annual general meeting voting results	Votes in favour		Votes withheld
2015	297,000,504	(86.31%)	47,112,055 (13.69%)
2014	332,507,464	(97.50%)	8,512,803 (2.50%)
2013	–		–
Other public company boards	Stock exchange		Board committees
BOK Financial Corp. (financial services)	NYSE		Audit
Devon Energy Corporation (oil and gas, exploration and production, energy infrastructure)	NYSE		Vice-Chair
EnLink Midstream, LLC (energy infrastructure)	NASDAQ		Chairman
EnLink Midstream Partners, LP (energy infrasrructure)	NYSE		Chairman
TransCanada securities held	2016	2015	Meets share ownership requirements
Shares	10,000	10,000	yes
DSUs	13,866	7,148

Photo of John Richels

TransCanada Management information circular 2016	83

Mary Pat Salomone
AGE 55, NAPLES, FL, U.S.A. | DIRECTOR SINCE 2013
Independent
Skills and experience	• Energy/utilities	• International markets
	• Engineering	• Management/leadership
	• Health, safety & environment	• Operations
At-risk investment	$534,325
Ms. Salomone is a corporate director. She was the Senior Vice-President and Chief Operating Officer of The Babcock & Wilcox Company (B&W) (energy infrastructure) from January 2010 to June 30, 2013. Prior to that, she served as Manager of Business Development from 2009 to 2010 and Manager of Strategic Acquisitions from 2008 to 2009 for Babcock & Wilcox Nuclear Operations Group, Inc. From 1998 through December 2007, Ms. Salomone served as an officer of Marine Mechanical Corporation, which B&W acquired in 2007, including her term as President and Chief Executive Officer from 2001 through 2007.
Ms. Salomone was appointed to Intertape Polymer Group (manufacturing) board of directors in November 2015 and serves as a trustee of the Youngstown State University Foundation. She served on the board of directors of United States Enrichment Corporation (basic materials, nuclear) from December 2011 to October 2012 and on the Naval Submarine League from 2007 to 2013. She was formerly a member of the Governor's Workforce Policy Advisory Board in Ohio and the Ohio Employee Ownership Center, and served on the board of Cleveland's Manufacturing Advocacy & Growth Network.
Ms. Salomone has a Bachelor of Engineering in Civil Engineering from Youngstown State University and a Master of Business Administration from Baldwin Wallace College. Ms. Salomone completed the Advanced Management Program at Duke University’s Fuqua School of Business in 2011.

TransCanada Board/committees	2015 meeting attendance
Board of Directors	9/10	(90%)
Audit committee	5/5	(100%)
Health, Safety & Environment committee	3/3	(100%)
Annual general meeting voting results	Votes in favour		Votes withheld
2015	340,476,224	(98.94%)	3,636,487 (1.06%)
2014	339,022,297	(99.41%)	1,997,970 (0.59%)
2013	347,948,642	(99.55%)	1,584,710 (0.45%)
Other public company boards	Stock exchange		Board committees
Intertape Polymer Group (manufacturing)	TSX		Audit Compensation
TransCanada securities held	2016	2015	Meets share ownership requirements
Shares	2,000	2,000	Ms. Salomone has until February 12, 2018 to meet the requirements
DSUs	8,512	5,177

Photo of Mary Pat Salomone

Ms. Salomone was a director of Crucible Materials Corp. (Crucible) from May 2008 to May 1, 2009. On May 6, 2009, Crucible and one of its affiliates filed voluntary petitions for relief under Chapter 11 of the United States Bankruptcy Code in the U.S. Bankruptcy Court for the District of Delaware (the Bankruptcy Court). On August 26, 2010, the Bankruptcy Court entered an Order confirming Crucible’s Second Amended Chapter 11 Plan of Liquidation.

84	TransCanada Management information circular 2016

Indira V. Samarasekera
AGE 63, VANCOUVER, BC, CANADA
Independent
Skills and experience	• Engineering
• Governance/Government
• Management/leadership
At-risk investment	$0
Dr. Samarasekera is currently a senior advisor for Bennet Jones LLP (law firm) and serves on the Board of Directors of the Bank of Nova Scotia (chartered bank), Magna International (manufacturing, automotive parts), Asia-Pacific Foundation, the Rideau Hall Foundation, the Perimeter Institute of Theoretical Physics and the selection panel for Canada’s outstanding chief executive officer of the year. She is also a federal member on the Independent Senate Advisory Panel.
Dr. Samarasekera is internationally recognized as one of Canada’s leading metallurgical engineers for her groundbreaking work on process engineering of materials, especially steel processing. She held the Dofasco Chair in Advanced Steel Processing at the University of British Columbia and has consulted widely for industry worldwide leading to the implementation of her research discoveries. She was awarded the Order of Canada in 2002 for outstanding contributions to steel process engineering. In 2014 she was elected to the National Academy of Engineering in the U.S., the profession's highest honour.
She was the chair of the Worldwide Universities Network and has served on several boards and committees including the Prime Minister’s Advisory Committee for Renewal of the Public Service, a Presidential Visiting Committee at the Massachusetts Institute of Technology (MIT), the Conference Board of Canada, Canada’s Science, Technology, Innovation Council, the Minister’s advisory committee on Canada’s Global Commerce Strategy and the Public Policy Forum.
Dr. Samarasekera received the E.W. R. Steacie Memorial fellowship in 1991. She is a distinguished Fellow in Residence at the Liu Institute for Global Issues at the University of British Columbia, a Fellow of the Royal Society of Canada, a Fellow of the Canadian Institute of Mining, Metallurgy and Petroleum (CIMM) and an Honorary Member of the American Institute of Mining, Materials and Petroleum Engineering. She has received honorary degrees from the Universities of British Columbia, Toronto, Waterloo, Montreal, and Western in Canada, and Queen’s University in Belfast, Ireland. She received the Peter Lougheed Leadership Award from the Public Policy Forum in Canada in 2012.
As a Hays Fulbright Scholar, Dr. Samarasekera earned an MSc from the University of California in 1976. In 1980, she was granted a PhD in metallurgical engineering from the University of British Columbia.

TransCanada Board/committees	2015 meeting attendance
Board of Directors	-
Annual general meeting voting results	Votes in favour		Votes withheld
2015	-		-
2014	-		-
2013	-		-
Other public company boards	Stock exchange		Board committees
Bank of Nova Scotia (chartered bank)	NYSE, TSX		Corporate Governance Human Resources
Magna International Inc. (manufacturing, automotive parts)	NYSE, TSX		Corporate Governance, Compensation and Nominating
TransCanada securities held	2016	2015	Meets share ownership requirements
Shares	-	-	If elected Dr. Samarasekera will have until April 29, 2021 to meet the requirements
DSUs	-	-

Photo of Indira V. Samarasekera

TransCanada Management information circular 2016	85

D. Michael G. Stewart
AGE 64, CALGARY, AB, CANADA | DIRECTOR SINCE 2006
Independent
Skills and experience	• Energy/utilities	• Oil & gas/utilities
	• Health, safety & environment	• Operations
	• Management/leadership
At-risk investment	$2,230,929
Mr. Stewart is a corporate director. He serves as a director of Pengrowth Energy Corporation (oil and gas, exploration and production) and Canadian Energy Services and Technology Corp. (oilfield services). He was a director of Northpoint Resources Ltd. (oil and gas, exploration and production) from July 2013 to February 2015, a director of C&C Energia Ltd. (oil and gas) from May 2010 to December 2012, a director of Orleans Energy Ltd. (oil and gas) from October 2008 to December 2010, a director of Pengrowth Corporation (administrator of Pengrowth Energy Trust) from October 2006 to December 2010, a director of Canadian Energy Services Inc. (general partner of Canadian Energy Services L.P.) from January 2006 to December 2009, Chairman and trustee of Esprit Energy Trust from August 2004 to October 2006, and a director of Creststreet Power & Income General Partner Limited (general partner of Creststreet Power & Income Fund L.P.) from December 2003 to February 2006. Mr Stewart held a number of senior executive positions with Westcoast Energy Inc. from September 1993 to March 2002, including Executive Vice-President, Business Development. He has been active in the Canadian energy industry for over 40 years. He is a member of the Institute of Corporate Directors and the Association of Professional Engineers, Geologists and Geophysicists of Alberta (non-practicing).
Mr. Stewart holds a Bachelor of Science (Geological Sciences) with First Class Honours from Queen's University.

TransCanada Board/committees	2015 meeting attendance
Board of Directors	10/10	(100%)
Audit committee	5/5	(100%)
Health, Safety & Environment committee (Chair)	3/3	(100%)
Annual general meeting voting results	Votes in favour		Votes withheld
2015	340,638,900	(98.99%)	3,473,810 (1.01%)
2014	340,433,367	(99.83%)	586,881 (0.17%)
2013	348,644,121	(99.75%)	884,841 (0.25%)
Other public company boards	Stock exchange		Board committees
Canadian Energy Services & Technology Corp. (chemicals, oilfield services)	TSX		Audit Corporate Governance and Nominating (Chair)
Pengrowth Energy Corporation (oil and gas, exploration and production)	TSX, NYSE		Compensation (Chair) Corporate Governance and Nominating
TransCanada securities held	2016	2015	Meets share ownership requirements
Shares	16,008	15,404	yes
DSUs	27,882	24,467

Photo of D. Michael G. Stewart

86	TransCanada Management information circular 2016

Siim A. Vanaselja
AGE 59, WESTMOUNT, QC, CANADA | DIRECTOR SINCE 2014
Independent
Skills and experience	• Accounting & finance	• Management/leadership
	• Governance	• Risk management
	• International markets
At-risk investment	$1,011,415
Mr. Vanaselja is a corporate director. He currently serves on the boards of Great-West Lifeco Inc. (financial services) and Maple Leaf Sports and Entertainment Ltd (sports, property management).
Mr. Vanaselja was the Executive Vice-President & Chief Financial Officer of BCE Inc. and Bell Canada (telecommunications and media) from January 2001 to June 2015. Prior to joining BCE Inc., he was a partner at the accounting firm KPMG Canada in Toronto.
Mr. Vanaselja previously served as a member of the Conference Board of Canada's National Council of Financial Executives, the Corporate Executive Board's working council for Chief Financial Officers and Moody's Council of Chief Financial Officers. During the period of the 2008 global financial crisis, he was a member of the late Minister Jim Flaherty's special advisory committee to address the continued functioning of financial and credit markets in Canada.
He is a member of the Institute of Corporate Directors and the Chartered Professional Accountants of Ontario. He holds an Honours Bachelor of Business degree from the Schulich School of Business. His community involvement has included work with Big Brothers and Big Sisters of Toronto, St. Mary's Hospital, the Heart and Stroke Foundation of Québec and the annual Walk for Kids Help Phone.

TransCanada Board/committees	2015 meeting attendance
Board of Directors	10/10	(100%)
Audit committee (Chair since May 1, 2015)	4/5	(80%)
Governance committee	1/3	(33%)
Annual general meeting voting results	Votes in favour		Votes withheld
2015	339,990,729	(98.80%)	4,121,981 (1.20%)
2014	339,898,687	(99.67%)	1,121,579 (0.33%)
2013	–		–
Other public company boards	Stock exchange		Board committees
Great-West Lifeco Inc. (financial services)	TSX		Audit Risk Investment Executive
TransCanada securities held	2016	2015	Meets share ownership requirements
Shares	12,000	–	yes
DSUs	7,898	2,701

Photo of Siim A. Vanaselja

TransCanada Management information circular 2016	87

Richard (Rick) E. Waugh
AGE 68, TORONTO, ON, CANADA | DIRECTOR SINCE 2012
Independent
Skills and experience	• Accounting & finance	• Management/leadership
	• Governance	• Risk management
	• International markets
At-risk investment	$2,454,428
Mr. Waugh is a corporate director. He was President and Chief Executive Officer of the Bank of Nova Scotia (Scotiabank) (chartered bank) until November 2013 where he then served as Deputy Chairman and director of Scotiabank until January 2014. Mr. Waugh also served as a director of Catalyst Inc. (non-profit) until November 2013 and Chair of the Catalyst Canada Advisory Board until October 2013. He also serves on the board of directors of several non-profit corporations and affiliations.
Mr. Waugh holds a Bachelor of Commerce (Honours) degree from the University of Manitoba and a Master of Business Administration from York University. He is a Fellow of the Institute of Canadian Bankers and has been awarded Honorary Doctor of Laws degrees from York University, University of Manitoba, and Assumption University. He was awarded an Officer of the Order of Canada in 2013.

TransCanada Board/committees	2015 meeting attendance
Board of Directors	10/10	(100%)
Governance committee	3/3	(100%)
Human Resources committee	5/5	(100%)
Annual general meeting voting results	Votes in favour		Votes withheld
2015	340,511,473	(98.95%)	3,601,053 (1.05%)
2014	340,375,952	(99.81%)	644,327 (0.19%)
2013	347,889,485	(99.53%)	1,643,605 (0.47%)
Other public company boards	Stock exchange		Board committees
–	–		–
TransCanada securities held	2016	2015	Meets share ownership requirements
Shares	29,730	29,150	yes
DSUs	18,557	13,111

Photo of Richard (Rick) E. Waugh

88	TransCanada Management information circular 2016

SERVING TOGETHER ON OTHER BOARDS
While the Board does not prohibit directors having common membership on other boards, the Board reviews potential common membership on other boards as they arise to determine whether it affects the ability of those directors to exercise independent judgment as members of TransCanada’s Board.
None of our directors serve together on another board.
MEETING ATTENDANCE
We expect our directors to demonstrate a strong commitment to their roles and responsibilities while serving on our Board. The table below shows the directors’ 2015 attendance record. The Board also held four strategic issues sessions and a strategic planning meeting over two days in 2015.

			Board committees
	Board of directors		Audit		Governance		Health, Safety and Environment		Human Resources		Overall attendance
	#	%	#	%	#	%	#	%	#	%	%
Kevin E. Benson	10/10	100	5/5	100	3/3	100	–	–	–	–	100
Derek H. Burney	9/10	90	5/5	100	3/3	100	–	–	–	–	94
Paule Gauthier	10/10	100	–	–	–	–	3/3	100	5/5	100	100
Russell K. Girling	10/10	100	–	–	3/3	100	–	–	5/5	100	100
S. Barry Jackson	10/10	100	–	–	3/3	100	–	–	5/5	100	100
John E. Lowe	3/4	75	2/2	100	–	–	1/1	100	–	–	86
Paula Rosput Reynolds	10/10	100	–	–	–	–	3/3	100	5/5	100	100
John Richels	10/10	100	–	–		–	3/3	100	4/5	80	94
Mary Pat Salomone	9/10	90	5/5	100	–	–	3/3	100	–	–	94
D. Michael G. Stewart	10/10	100	5/5	100	–	–	3/3	100	–	–	100
Siim A. Vanaselja	10/10	100	4/5	80	1/3	33	–	–	–	–	83
Richard E. Waugh	10/10	100	–	–	3/3	100	–	–	5/5	100	100
Notes

•	Two of the 10 Board meetings were not regularly scheduled meetings.

•	Mr. Girling is not a member of any committees, but is invited to attend committee meetings as required.

•	On May 1, 2015, Mr. Vanaselja was appointed Chair of the Audit committee.

•	On September 9, 2015, Mr. Lowe was appointed as a director, and to the Audit and Health, Safety & Environment committees.

TransCanada Management information circular 2016	89

Governance

We believe that strong governance improves corporate performance and benefits all stakeholders. This section discusses our approach to governance and describes our Board and how it works.
		WHERE TO FIND IT

	>	About our governance practices	90
		Board characteristics	90
		Governance philosophy	93
About our governance practices Our Board and management are committed to the highest standards of ethical conduct and corporate governance. TransCanada is a public company listed on the TSX and the NYSE, and we recognize and respect rules and regulations in both Canada and the U.S. Our corporate governance practices comply with the Canadian governance guidelines, which include the governance rules of the TSX and Canadian Securities Administrators (CSA):		Role and responsibilities of the Board	95
		Orientation and education	102
		Board effectiveness and director assessment	104
		Engagement	108
		Communicating with the Board	108
		Shareholder proposals	109
		Board committees	110

•	National Instrument 52-110, Audit Committees,

•	National Policy 58-201, Corporate Governance Guidelines, and

•	National Instrument 58-101, Disclosure of Corporate Governance Practice (NI 58-101).
We also comply with the governance listing standards of the NYSE and the governance rules of the U.S. Securities and Exchange Commission (SEC) that apply, in each case, to foreign private issuers.
Our governance practices comply with the NYSE standards for U.S. companies in all significant respects, except as summarized on our website (www.transcanada.com). As a non-U.S. company, we are not required to comply with most of the governance listing standards of the NYSE. As a foreign private issuer, however, we must disclose how our governance practices differ from those followed by U.S. companies that are subject to the NYSE standards.
We benchmark our policies and procedures against major North American companies to assess our standards and we adopt best practices as appropriate. Some of our best practices are derived from the NYSE rules and comply with applicable rules adopted by the SEC to meet the requirements of the Sarbanes-Oxley Act of 2002 and the Dodd-Frank Wall Street Reform and Consumer Protection Act.
BOARD CHARACTERISTICS
Our Board and its members exemplify strong principles of corporate governance:
• an independent, non-executive Chair
• an effective board size
• all directors except our CEO are independent
• knowledgeable and experienced directors who ensure that we promote ethical behaviour throughout TransCanada
• qualified directors who can make a meaningful contribution to the Board and the development of our strategy and business and oversight of our risk management processes.
• significant share ownership requirements to align the directors’ interests with those of our shareholders, and
• annual assessments of Board, Chair, committee and director effectiveness.
Size and composition
TransCanada’s articles state that the Board must have between eight and 15 directors. The Board has determined that 12 directors will be elected this year. The Board believes this size is appropriate based on the scope of our business, the skills and experience of the nominated directors and the four standing committees, and to achieve effective decision making. It believes that all of the nominated directors are well qualified to serve on the Board.

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We believe our Board must consist of qualified and knowledgeable directors, and include directors with direct experience in the oil and gas, pipelines and power sectors.
Board diversity
We have been committed to a diverse Board since 1999, when our Corporate governance guidelines were revised to include a variety of diversity criteria, which bring a range of perspectives to the Board that are not limited to gender diversity.
While the Governance committee has not set a specific target for the number of women directors on our Board, the committee believes that a diverse board with a variety of perspectives enhances our decision-making and helps keep the Board informed and effective. We do not believe targets are an appropriate method of increasing diversity on the Board. Instead, we believe that a process-based method of reviewing directors on a variety of diversity factors (including gender) is more appropriate, particularly given the business environment in which TransCanada operates.
In order to achieve a diverse Board, the committee focuses on the process surrounding director nomination. Each year, the committee reviews the general and specific criteria applicable to candidates to be considered for nomination to the Board. These guidelines outline the criteria that the committee considers when evaluating potential director nominees. We have not adopted a written policy with respect to the identification and nomination of women directors because we believe that encompassing our diversity criteria in our written Corporate governance guidelines is more appropriate than a separate written policy.
Our Corporate governance guidelines provide that when choosing director nominees, the committee takes into account the diversity of backgrounds, skills and experience, and personal characteristics such as age, gender, and geographic residence among the directors along with the key common qualities required for effective Board participation. The committee regularly considers the current number of women on the Board when selecting director candidates by considering gender, in addition to other characteristics, as one of the factors.
The committee aims to maintain the composition of the Board in a way that provides the best mix of skills and experience to guide our strategy and oversee ongoing business operations. TransCanada does not have term limits for directors, but does have a retirement policy to encourage board renewal, as discussed in Director tenure, on page 48.
The committee ensures that the list of potential director candidates discussed includes a reasonable number of qualified women candidates, but ultimate decisions are made based on the qualifications of the candidates and the expertise needs of the Board.
We believe that this process is effective as 25 per cent of the Board is currently composed of women directors. After the annual and special meeting, if the nominated directors are all elected, 25 per cent of the Board will be compromised of women directors.

Pie chart of Board composition by gender (men: 9, women: 3)

TransCanada Management information circular 2016	91

Independence
An independent board is a fundamental principle of governance. We believe that the majority of our directors must be independent in accordance with legal requirements, and consistent with the independence criteria of the regulations of the SEC and rules of the NYSE.
The Governance committee and the Board review the independence of each Board member and nominated director against these criteria once a year. It also reviews family relationships and associations with companies that have relationships with TransCanada when it reviews director independence.
The Board has determined that all of the nominated directors are independent, except for Mr. Girling because of his role as President and CEO. Other than Mr. Girling, none of the directors have a direct or indirect material relationship with TransCanada that could reasonably be expected to interfere with the exercise of their independent judgment.
Independent Chair
The Chair is appointed by the Board, and serves in a non-executive capacity. We have had separate Chair and CEO positions since our incorporation in 2003 and at our predecessor company since 1994. Mr. Jackson has served as the independent non-executive Chair since April 30, 2005.
Independent advice
The Board and each of its four standing committees can retain independent advisors to assist in carrying out their duties and responsibilities.
Serving on other boards
To ensure we do not have overboarding or interlocking relationships that would conflict with a director’s independence or interfere with fulfilling their Board duties and responsibilities, we have the following policy:

•	directors may not serve on more than six boards in total, and

•	Audit committee members may not serve on more than three audit committees in total.
Currently, none of our directors serves on more than five boards in total, and none of our Audit committee members serves on more than two audit committees in total.
We discuss the time commitment and duties and responsibilities with every candidate so they have a full understanding of the role and our expectations of directors. The Governance committee monitors director relationships to ensure their business associations do not hinder their role as a TransCanada director or Board performance overall.
The Board believes that it is important for it to be composed of qualified and knowledgeable directors. As a result, due to the specialized nature of the energy infrastructure business, some of the nominated directors are associated with or sit on the boards of companies that ship natural gas or liquids through our pipeline systems. Transmission services on most of TransCanada’s pipeline systems in Canada and the U.S. are subject to regulation and accordingly we generally cannot deny transportation services to a creditworthy shipper. As discussed in Conflicts of interest, the Governance committee monitors relationships among directors to ensure that business associations do not affect the Board’s performance.
If a director declares that they have a material interest in a material contract or transaction that is being considered by the Board, the director leaves the meeting so the matter can be discussed and voted on.
See the director profiles starting on page 18 for the other public company boards each nominated director serves on.
Independent of management
Our Corporate governance guidelines stipulate that the Board must meet at the end of each Board meeting, in-camera, without management present. In 2015, the independent directors met separately before and at the end of every regularly scheduled Board meeting.
Our Board has adopted the policy of holding in-camera sessions at each meeting of its committees without management. Members of management meet with the independent directors upon request.

92	TransCanada Management information circular 2016

GOVERNANCE PHILOSOPHY
We believe that effective corporate governance improves corporate performance and benefits all shareholders and that honesty and integrity are vital to ensuring good corporate governance.
The Board has formally adopted the Corporate governance guidelines recommended by the Governance committee. These guidelines address the structure and composition of the Board and its committees, and clarify the responsibilities of the Board and management.
Ethical business conduct
Our Code of business ethics (the Code) incorporates principles of good conduct and ethical and responsible behaviour to guide our decisions and actions and the way we conduct business.
The Code applies to all employees, officers and directors as well as contract workers of TransCanada and its wholly-owned subsidiaries and operated entities in countries where we conduct business. All employees (including executive officers) and directors must certify their compliance with the Code every year.
Any unusual behaviour or suspected violations of the Code must be reported immediately. Employees can report a concern to their supervisor, Corporate compliance, Internal audit, their Compliance coordinator, or to our Ethics help-line. The help-line allows anyone – employees, contractors, consultants, other stakeholders and the general public – to report a concern, confidentially and anonymously, about any perceived accounting irregularities, legal or ethical violations or other suspected breaches of the Code. The telephone number is published on our website and employee intranet, in other employee communications and in our Annual report. Our policy strictly prohibits reprisals or retaliation against anyone who files an ethics concern or complaint in good faith.
Internal audit handles most investigations, including any concerns about directors and senior management. Human resources professionals handle any concerns relating to human resource matters such as harassment.
The Audit committee monitors compliance with the Code and reports any significant violations to the Board. The committee follows formal procedures for receiving and reviewing complaints, determining a course of action and retaining the information on file. It also oversees the operation of the Ethics help-line as part of its responsibilities.
Any waiver of the Code for our executives and directors must be approved by the Board, or the appropriate committee. There were no material departures from the Code in 2015.
The Code is posted on our website (www.transcanada.com).

TransCanada Management information circular 2016	93

Conflicts of interest
The Code covers potential conflicts of interest.
Serving on other boards
The Board considers whether directors serving on the boards of other entities including public and private companies, Crown corporations and other state-owned entities, and non-profit organizations pose any potential conflict. The Board reviews these relationships annually to determine that they do not interfere with any of our director’s ability to act in our best interests. If a director declares a material interest in any material contract or material transaction being considered at the meeting, the director is not present during the discussion and does not vote on the matter.
Our Code requires employees to receive consent before accepting a directorship with an entity that is not an affiliate. The CEO and executive vice-presidents (our executive leadership team) must receive the consent of the Governance committee. All other employees must receive the consent of the Corporate Secretary or her delegate.
Affiliates
The Board oversees relationships between TransCanada and any affiliates to avoid any potential conflicts of interest. This includes our relationship with TC PipeLines, LP, a master limited partnership listed on the NYSE.
Auditor independence
Pursuant to the Audit committee charter, the Audit committee reviews and approves our hiring policies for partners, employees and former partners and employees of our current and former external auditors to ensure auditor independence is maintained. The committee also monitors adherence to our policy. The committee also has a pre-approval policy with respect to permitted non-audit services, to help ensure auditor independence is maintained.
Our Annual information form (AIF) includes more information about the Audit committee, including the committee charter. The 2015 AIF is available on our website (www.transcanada.com) and on SEDAR (www.sedar.com).
Majority voting
Our majority voting policy applies to electing a new Board when the number of nominated directors is the same as the number of director positions available. If, prior to a meeting, a nominated director receives more “withheld” proxy votes than five per cent of the total votes cast by proxy, we will hold a vote by ballot for all directors. If a director does not receive a majority of “for” votes cast by ballot, the director must resign from the Board. The Board will accept the resignation if there are no exceptional circumstances. We expect the Board to announce its decision to either accept or reject the director’s resignation in a press release within 90 days after the annual meeting, and include its reasons for rejecting the resignation, if applicable.
This policy does not apply if there is a proxy contest over the election of directors.
Share ownership
We have share ownership requirements for our directors and executives to align their interests with those of our shareholders. Ownership levels are significant, and directors and executives must meet the requirements within five years of assuming their position. As of February 23, 2016, all of our directors who have served for at least five years meet the share ownership requirements, as do most of our directors who have served for fewer than five years. Ms. Salomone, who joined the Board on February 12, 2013, has until February 12, 2018 to meet the requirements. If elected, Dr. Samarasekera will have until April 29, 2021 to meet the requirements.
See Aligning the interests of directors and shareholders on page 64 and Aligning the interests of executives and shareholders on page 83 for more information.

94	TransCanada Management information circular 2016

ROLE AND RESPONSIBILITIES OF THE BOARD
The Board’s primary responsibilities are to foster TransCanada’s long-term success, oversee our business and affairs and management, and to act honestly, in good faith and in the best interests of TransCanada.
The Board’s main objective is to promote our best interests, to maximize long-term shareholder value and to enhance shareholder returns.
The Board has key duties and responsibilities, delegates some duties to its four standing committees, and discharges others to management for managing the day-to-day affairs of the business.
The Chair is responsible for ensuring that the Board is organized properly, functions effectively and meets its obligations and responsibilities. The Chair’s role includes coordinating the affairs of the Board, working with management (primarily the CEO), and ensuring effective relations with Board members, shareholders, other stakeholders and the public.
Charters and position descriptions
The Board and each committee have adopted a charter that outlines its principal responsibilities.
The charters are reviewed every year to ensure that they reflect current developments in corporate governance and corporate best practices, and the Board approves any necessary changes.
The Board charter describes the:
• composition and organization of the Board
• duties and responsibilities for managing our affairs, and
• oversight responsibilities for:
• management and human resources
• strategy and planning
• financial and corporate issues
• business and risk management, including compensation risk
• policies and procedures
• compliance reporting and corporate communications, and
• general legal obligations, including its ability to use independent advisors as necessary.
The Board has also developed position descriptions for the Chair of the Board, each committee Chair and the CEO. The position descriptions for the Chair of the Board and the CEO are part of their terms of reference. The position descriptions for the Chair of each committee are contained in the committee charters.
See Appendix A for a copy of the Board charter. The Board charter, committee charters and position descriptions for the Chair of the Board and the CEO are posted on our website (www.transcanada.com).

TransCanada Management information circular 2016	95

Strategic planning
We have a multi-year strategic plan that balances risk and reward.
The Board provides oversight and direction in the strategic planning process to ensure management develops corporate strategies that support our vision to be the leading energy infrastructure company in North America. We set annual corporate objectives to support our core strategies for achieving growth and creating value for shareholders. These are established with and approved by the Board every year. The Governance committee oversees the processes used for the preparation and articulation of our strategic plan.
The Board monitors management’s progress toward achieving the strategic plan, and discusses a broad range of matters related to our strategy, business interests and the dynamic environment in which we operate at each regularly scheduled meeting. Management also reports regularly on our operational and financial performance.
The Board generally holds a formal session over two days on strategic planning every year and several sessions on strategic issues throughout the year. At strategic planning sessions, management and the Board review and discuss management’s strategic plan, with the strategic plan put forward to the Board for approval. The strategic issues sessions provide the Board with the opportunity to consider specific strategic issues in detail, which provides more context during the strategic planning process. The frequency of these strategic sessions provides the Board with the time they need to discuss and address strategic issues.
In addition to the ongoing strategic planning process, the Board and Governance committee address emerging strategic issues throughout the year as they arise.
See Meeting attendance on page 30 for more information about the meetings held in 2015 and Orientation and education on pages 43 and 44 for more information about the strategic issues and planning sessions attended by Board members in 2015.

Text for Edger (can be removed)
Strategic process cycle:
Board provides input/feedback and approves strategic plan;
Management implements strategic plan;
Board has strategic issues sessions to focus on specific strategic issues;
Board assess implementation and provides input on overall strategic plan;
Management prepares strategic plan using Board Input and through meetings with senior executives;
Management presents strategic plan to the Board;
Board assesses implementation and provides input on overall strategic plan.

96	TransCanada Management information circular 2016

Risk oversight
Process
The Board and its committees are responsible for risk oversight including overseeing management systems and processes for identification, evaluation, prioritization, mitigation and monitoring of risk. Our directors have a broad range of experience and skills in risk management and, as a result, the Board is highly engaged and qualified to participate in a meaningful discussion of key business risks with management at Board and committee meetings.
A key business risk is generally defined as an exposure that has the potential to materially impact TransCanada’s ability to meet or support its business, operational or strategic objectives.
TransCanada maintains a comprehensive corporate risk register which identifies principal risks associated with our business and seeks input across the organization to ensure it reflects any new key business risks as our business grows and our environment evolves. In addition, ‘top-of-mind’ concerns are solicited from our senior executives and presented to the Board. This process recognizes the dynamic and evolving business environment in which we operate and allows management to keep the Board informed of existing and emerging risks and how those risks are managed or mitigated in accordance with TransCanada’s risk parameters and risk tolerance.
All risks identified under the corporate risk register are categorized using a risk responsibility matrix which establishes clear accountabilities to the Board, committees and executives responsible for specific oversight of each risk.
Our risks are categorized according to these main areas:
• corporate strategy
• business strategy and execution
• business opportunity
• commercial operations
• physical operations, and
• general corporate risk (including compensation risk).
The Governance committee oversees our risk management process. The committee reviews 'top-of-mind' business risks with management at each committee meeting and the risk responsibility matrix with management annually to ensure there is proper Board and committee oversight according to the terms of their charters, and that we have management programs in place to mitigate those risks. It also recommends, along with the respective committee (or executive) assigned responsibility for specific risks, any enhancements to our risk management program and policies to the Board.
In addition, all projects and opportunities recommended by management to the Board for approval include specific descriptions on the associated risks. The risk discussion associated with each project forms a part of the Board’s determination of whether to approve projects or pursue opportunities.
Our process ensures that the Board is fully informed of the interrelationship between the business environment and risks, and is intended to facilitate and stimulate discussion of our key business risks.
Our AIF and Annual report include more information about the risks applicable to TransCanada. The 2015 AIF and the 2015 Annual report are available on our website (www.transcanada.com) and on SEDAR (www.sedar.com).

TransCanada Management information circular 2016	97

Committee responsibilities
The committees are also involved in risk oversight in their respective areas to ensure a robust risk management process with appropriate expertise, attention and diligence given to each key business risk. The chart below includes the risk focus area of each committee, and information on each risk focus area. The committees receive updates regularly from management on their risk focus area, and update the Board on their risk oversight activities regularly. In addition to its specific focus area, each committee maintains an overall awareness of risk management for TransCanada, and includes other issues in its reports to the Board as appropriate.

Committee	Risk focus	Description
Audit	Financial risk
 • Oversees management’s role in monitoring compliance with financial risk management policies and procedures and reviewing the adequacy of our financial risk management.
• Ensures that:
• our financial risk management strategies, policies and limits are designed to ensure our risks and related exposures are in line with our business objectives and risk tolerance, and
• risks are managed within limits that are ultimately established by the Board, implemented by senior management and monitored by our risk management and internal audit groups.
• Oversees cybersecurity and its related risks to TransCanada.

Governance	Risk management process and management allocation of risks
• Reviews TransCanada’s ‘top-of-mind’ business risks with management at each committee meeting.
• Oversees the risk responsibility matrix with management annually to ensure there is proper Board and committee oversight according to the terms of their charters.
• Ensures that we have management programs in place to mitigate those risks.
•  Recommends, along with the respective committee (or executive) assigned responsibility for specific risks, any enhancements to our risk management program and policies to the Board.

Health, Safety and Environment	Operational risk, people and process safety, security and environmental risk
•  Monitors compliance with our health, safety and environment (HSE) corporate policy through regular reporting from management, within the framework of our integrated HSE management system that is used to capture, organize and document our related policies, programs and procedures. See the next page for more details.

Human Resources	Human resources and compensation risk
•  Oversees the compensation policies and practices to effectively identify and mitigate compensation risks and discourage members of the executive leadership team or others from taking inappropriate or excessive risks and to ensure our compensation policies are not reasonably likely to have a material adverse effect on TransCanada.
• See Compensation governance starting on page 56 for more information about how we manage our compensation risk.

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HSE Risk Management System
Our management system for HSE is modeled after international standards, conforms to external industry consensus standards and voluntary programs, and complies with applicable legislative and regulatory requirements and various other internal management systems. It follows a continuous improvement cycle organized into four key areas:

•	Planning: risk and regulatory assessment, objectives and targets, and structure and responsibility

•	Implementing: development and implementation of programs, plans, procedures and practices aimed at operational risk management

•	Reporting: document and records management, communication and reporting, and

•	Action: ongoing audit and review of HSE performance.
The committee reviews HSE performance and operational risk management. It receives detailed reports on:
• overall HSE corporate governance
• operational performance and preventive maintenance metrics
• asset integrity programs
• emergency preparedness, incident response and evaluation
• people and process safety performance metrics, and
• developments in and compliance with applicable legislation and regulations.
The committee also receives updates on any specific areas of operational and construction risk management review being conducted by management and the results and corrective action plans flowing from internal and third party audits.
Generally, each year the committee or the committee Chair tours one of our existing assets or projects under development as part of its responsibility to monitor and review our HSE practices. The Board may be invited to join the committee at its site visit and the Board typically has a separate site visit each year. In 2015, all of the Board members participated in a special session devoted to operational risk management.

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Succession planning
The Board takes responsibility for succession planning at the executive level including the development of the CEO succession plan. Succession planning for the CEO position is an ongoing process that includes analysis of each potential candidate’s performance, skills and experience, assessment of the personal attributes and characteristics that the Board believes are necessary for the role, and assessment of developmental opportunities to increase senior executive bench strength.
The CEO prepares an overview of the executive vice-president roles, noting the required skills and expertise for each position and the current executive's areas of strength. He also prepares development plans for each executive and presents them to the Board. The CEO meets with each executive at least twice a year, and more informally as necessary, to discuss progress on his or her development plan.
The CEO identifies potential future candidates for the executive vice-president positions and presents them to the Board for discussion. Each candidate is assessed based on their skills and experience and the competencies that are required for promotion to the senior executive level. Development opportunities are also identified so each candidate can receive additional or varied management experience, training, development and educational opportunities. The Board reviews each position and the performance assessment and competencies of potential successors at least once a year and makes decisions as appropriate.
Management diversity
Our executive leadership team includes our President and CEO, and all of our executive vice-presidents. Senior management includes our executive leadership team, as well as our senior vice-presidents and vice-presidents.
In 2013, management set and the Board reviewed three and five-year goals to increase the number of women in senior management.
Setting these goals supports our long term focus on ensuring TransCanada has a capable and diverse senior management team. We believe that having a defined goal for the representation of women in senior management is an effective way to increase the number of women on our executive leadership team over the long term. More women at the senior management level provides a larger group of women that can be considered for promotion to executive positions.
In order to achieve these goals we have focused on identifying, assessing and developing high potential candidates from our existing talent pool as well as strategic hires. High potential candidates are each assigned a sponsor on the executive leadership team who works with them to increase their exposure within the organization and at the Board.
The executive leadership team reviews and discusses this talent pool regularly and approves all senior management appointments. The Board approves all appointments to the executive leadership team.
Progress towards these goals is reviewed and assessed by the Human Resources committee and executive leadership team at least annually to ensure that we have a qualified pool of women, and that the women in senior management are being adequately supported and developed. The Board receives progress reports on our goals annually.

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We have achieved notable progress towards achieving our goals at the senior management level.
The Board encourages the inclusion of women candidates for consideration for all executive officer positions, but ultimate decisions are made based on the qualifications of the candidates.
We do not have specific goals for the executive leadership team. In 2015, two of our eight or 25% of our executive leadership team members were women.
Access to management
The Board has complete access to management, but gives reasonable advance notice to avoid disrupting the business and operations. The Board Chair and committee Chairs also connect with relevant members of the executive leadership team as needed.
The Board encourages the executive leadership team to include key managers in Board and committee meetings so they can share their expertise on specific matters. This gives the Board an opportunity to meet individuals who have the potential to assume more senior positions in the future, and for these individuals to gain exposure to the Board.

Bar graph of women in senior management. Actual: 2013 - %, 2014 - 15%, 2015 - 16%, Target 2016 - 18%, 2018 - 25%

TransCanada Management information circular 2016	101

ORIENTATION AND EDUCATION
New directors participate in an orientation program featuring sessions on corporate strategy, our main business issues, and historical and financial information about TransCanada. They also have an opportunity to visit and tour our facilities and project sites and meet with the executive leadership team and other directors. Our 2015 program included sessions on strategic issues.
We tailor the sessions for each director based on individual needs and their specific areas of interest. New directors also meet one-on-one with members of the executive leadership team for an overview of the different areas of our business and operations and a discussion of key areas of interest. Briefing sessions are also held for new committee members.
Directors receive a reference manual with:
• details about their duties and obligations as a member of the Board
• information about our business and operations
• copies of the Board and committee charters
• copies of past public filings, and
• documents from recent Board meetings.
The Governance committee reviews the orientation program and manual every year so they continue to meet our needs and those of new directors.
The committee also develops the continuing education program every year based on current and emerging issues, our corporate objectives and input from other directors.
Continuing education helps strengthen a director’s knowledge and understanding of the business, industry, governance and other issues. Senior management and external experts make presentations to the Board and committees from time to time on various topics related to the business, including changes to legal, regulatory and industry requirements. Continuing education is also conducted on an informal basis and our directors are provided with articles and publications of interest.
We suggest seminars and education programs for our directors that may be relevant, and pay the registration fee and travel expenses as appropriate. We also offer to pay annual fees for memberships with organizations that are appropriate and provide relevant publications and educational opportunities to our directors.

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2015 Director education program

Date	Topic	Presented/hosted by	Attended by
March 17	Cybersecurity risk environment	National Association of Corporate Directors	Mary Pat Salomone
April 1	Corporate governance	Les Affaires Newspaper and Institute of Corporate Directors	Paule Gauthier
April 30	Strategic issues session – corporate development projects and Bruce Power Board leadership conference	Members of the executive leadership team	All directors
June 15	Operational risk education session	Members of the executive leadership team	All directors
June 15	Strategic planning session – economic outlook and shareholder value	Members of the executive leadership team	All directors
September 9	Strategic issues session – Bruce Power	Executive Vice-President and President, Energy	All directors
October 1	Site visit - emergency response plan field exercise, Riverside Park, Yankton, South Dakota	Vice-President, Pipeline Safety & Compliance	D. Michael G. Stewart
November 2	Strategic issues session – federal election outcome; current M&A and capital market trends	Governance committee chair and Vice-President, Government Relations; Senior Vice-President, Strategy and Corporate Development	All directors
December 3	Director orientation session	Members of the executive leadership team	John Lowe
December 3	Strategic issues session – Liquids Pipelines strategy and current M&A and capital market trends	Executive Vice-President and President, Liquids Pipelines and Senior Vice-President, Strategy and Corporate Development	All directors
December 3	Tour of Calgary Oil Operations Control Centre and received presentation on outcome of emergency response exercise held in Riverside Park, Yankton South Dakota	VP, Pipeline Safety & Compliance	HSE Committee members and Kevin Benson
December 15	Tour of FPL Solar Energy Plant, Palm Beach, Florida	WomenCorporateDirectors (WCD)	Mary Pat Salomone

TransCanada Management information circular 2016	103

BOARD EFFECTIVENESS AND DIRECTOR ASSESSMENT
The Governance committee oversees an assessment of the performance of the Board, the Chair, committees and individual directors annually and reports the results to the Board.
Interviews include questions about effectiveness, communication and personal and individual peer performance and solicit input from directors about areas for potential improvement. The interviews are open-ended to encourage discussion and seek specific input on topics such as risk, strategy and governance.
The Governance committee believes the interview process is the most effective way for directors to give feedback that can be reviewed by the entire Board. The committee also monitors developments in board governance and evolving best practices in corporate governance.

Assessment
Committee analysis and discussion
Board discussion and report
Chair of Board interviews each director
Chair of Governance committee interviews each director about Chair of Board
Results reported to Governance committee for discussion
Chair of Governance committee reports to Board
Committee Self-assessment
Committee discussion
Chair of each committee reports to Board
Chair of Board interviews each member of executive leadership team about Board
Chair of Board reports to Board

In 2015, the assessment process showed that the Chair, each director, and all committees are functioning effectively and fulfilling the mandates set out in the Board and committee charters.
Financial literacy
The Board has determined that all members of the Audit committee are financially literate, which means each member can read and understand a set of financial statements that are generally comparable to ours in terms of breadth and complexity of accounting issues. You can find more information about their education and financial experience in the director profiles starting on page 18, in the Audit committee report on page 52 and in the AIF which is available on our website (www.transcanada.com) and on SEDAR (www.sedar.com).

Flowchart: director assessment process. Interviews and self-assessment, discussion, Board report.

104	TransCanada Management information circular 2016

Board renewal
The Governance committee regularly assesses the skill set of each director, and reviews it against the director retirement schedule, their ages and the composition of each committee. The review also takes into account the desirability of maintaining a reasonable diversity of backgrounds, and character and behavioural qualities such as integrity.
The Governance committee, with input from the Chair of the Board and the CEO, is responsible for identifying suitable director candidates, and canvasses the entire Board for potential nominees. The committee also uses a third party recruitment specialist to identify potential director candidates. The committee is responsible for assessing the individuals and proposing the strongest candidates for nomination. An evolving roster of suitable director candidates is maintained by the committee.
The committee looks for a mix of skills and experience required for overseeing our business and affairs. The Board considers personal characteristics such as gender, ethnic background and geographic residence when looking at diversity. However, candidates are nominated as directors based on their background and ability to contribute to the Board and committee meetings.

The committee ensures that the Board seeks expertise in the following key areas:
• Accounting & finance • Energy/utilities • Engineering • Governance • Government/regulatory • Health, safety and environment	• International markets • Law • Management/leadership • Oil & gas/utilities • Operations, and • Risk management.
Candidates who are being nominated for the first time must have experience in industries similar to ours, or experience in general business management or with corporations that are similar in size and scope. Candidates must also be willing to serve on the Board, able to devote the necessary time to fulfill their duties and responsibilities and be under 70 years old.
The committee recommends potential candidates based on their qualifications and independence and how these qualities balance with the skill set of the current Board, the structure and composition of the committees and the director retirement schedule. This assessment helps the Board determine the best mix of skills and experience to guide our business operations and our long-term strategy.

TransCanada Management information circular 2016	105

Board matrix
The matrix below shows the likely retirement year of the current non-executive directors based on current age, and the skills, committees, education and expertise of all our nominated directors. The Governance committee considers these factors and others when discussing Board renewal.

Matrix of expected retirement year, education, committees (Audit, Governance, Human Resources, Health Safety and Environment) and key expertise areas (accounting/finance, energy/utilities, engineering, ect.) for Kevin Benson, Derek Burney, Russ Girling, Barry Jackson, John Lowe, Paula Reynolds, John Richels, Mary Pat Salomone, Indira Samarasekera, Michael Stewart, Siim Vanaselja, Richard Waugh

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Director tenure
The Governance committee reviews factors like age, changes in principal occupation, consistently poor attendance, poor performance and other relevant circumstances that may trigger the resignation or retirement of a director.
Once a director turns 70, he or she will not stand for re-election at the next annual meeting. The Board may waive the retirement age for a director if:
• they have not served seven consecutive years by age 70, or
• their continued service is in the best interests of the company, because of their specific skills and experience.
TransCanada does not use term limits for our directors. We do not believe term limits are an effective mechanism to promote board renewal. In addition to the annual director assessment, which ensures that each of our Board members, committees and the Board is functioning effectively, the committee reviews director succession planning at least annually. This review provides the opportunity for the committee to focus on creating a board with an appropriate mix of experience and skills to guide the long-term strategy and ongoing business operations of the company. Our flexible retirement policy promotes effective Board turnover without limiting the mix of skills and experience on the Board.
The Board has waived the retirement for Mr. Burney and asked him to stand for re-election at the 2016 annual and special meeting. The Board and Governance Committee determined that the retirement age policy should be waived for Mr. Burney, as he continues to provide significant contributions to the Board. Mr. Burney's experience and background and deep understanding of the evolving business and political environment continue to provide valuable input to TransCanada's business and affairs. The Board believes that the skills, experience and continuity provided by Mr. Burney's extended tenure will be valuable to the Board over the coming year.
The graphs below show the composition of our Board by years of service as of the date of this circular and after the annual and special meeting, assuming all of the nominated directors are elected.

Current tenure composition for Board: 0-5 years= 58%, 6-10 years= 17%, 11-5 years=25%

Post meeting tenure composition for Board: 0-5 years= 58%, 6-10 years= 17%, 11-15 years=25%

TransCanada Management information circular 2016	107

ENGAGEMENT
We believe it is important to engage with our stakeholders.
Members of our Board engage with governance organizations and shareholder advocacy groups to discuss emerging best practices and provide commentary on how we maintain our high standard of corporate governance.
TransCanada regularly engages with our shareholders and other stakeholders. Our executive leadership team hosts teleconferences to discuss our quarterly financial and operating results. The teleconferences are webcast and available to analysts, media, shareholders and the public. We also hold an annual investor day in November, where we discuss our financial outlook, business operations and strategy. Our executive and senior management also speak at investor conferences and meet one-on-one with investors as part of our shareholder engagement. In 2015, we engaged with institutions representing more than 50 per cent of current outstanding shares.
A list of upcoming and past events and presentations, including presentation slides and webcasts, where available, can be found online at www.transcanada.com.
You may contact our investor relations department directly by phone, email, fax or regular mail at:
Investor Relations
TransCanada Corporation
450 1st Street S.W.
Calgary, Alberta
Canada T2P 5H1
investor_relations@transcanada.com
1.800.361.6522
COMMUNICATING WITH THE BOARD
Shareholder engagement allows us to hear directly from shareholders and other important stakeholders about any issues or concerns.
Shareholders, employees and others can contact the Board directly by writing to:
Chair of the Board of Directors
c/o Corporate Secretary
TransCanada Corporation
450 1st Street S.W.
Calgary, Alberta T2P 5H1
The Board, including committee Chairs, will also be available at the annual and special meeting to receive questions from shareholders.

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SHAREHOLDER PROPOSALS
According to Canadian law, shareholder proposals can only be considered for the annual meeting of common shareholders if they are submitted by a specific date. We received one proposal for the 2016 annual and special meeting, which was withdrawn.
Our Corporate Secretary must receive any shareholder proposals before 5:00 p.m. MDT on November 25, 2016 to be considered for the Management information circular for our 2017 annual meeting of common shareholders.
ADVANCE NOTICE BYLAW
Shareholders who wish to nominate a director for the 2016 annual and special meeting of common shareholders, other than by a shareholder proposal, must:

•	notify the Corporate Secretary in writing, and

•	provide the information required in our By-law Number 1, which can be found on our website (www.transcanada.com) or on SEDAR (www.sedar.com).
Any notices of director nominees must be received by the Corporate Secretary before 5:00 p.m. MDT on March 14, 2016 for an individual to be included in our list of director nominees for our 2016 annual and special meeting of common shareholders.
For the 2017 annual meeting of shareholders, notification is required as in the chart below:

Type of meeting	Announcement timing	Advance notice deadline
Annual meeting	Public announcement more than 50 days before meeting	Not less than 30 days before meeting
	Public announcement 50 days or less before meeting	Not less than 10 days following the first public announcement of the meeting
Special meeting to elect directors	Public announcement more than 50 days before meeting	Not less than 15 days before meeting
	Public announcement 50 days or less before meeting	Not less than 15 days following the first public announcement of the meeting

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BOARD COMMITTEES
The Board has four standing committees:
• Audit committee
• Governance committee
• Health, Safety and Environment committee, and
• Human Resources committee.
Each of the committees is comprised entirely of independent directors.
The Governance committee is responsible for reviewing the composition of each committee and recommending any changes once new directors are appointed or elected to the Board. Each committee must consist entirely of independent directors, except for the Health, Safety and Environment committee, which must have a majority of independent directors. Currently all members of the Health, Safety and Environment committee are independent. Each committee has the authority to retain advisors to help it carry out its responsibilities. The Board does not have an executive committee.
Each committee reviews its charter at least once a year, and recommends any changes to the Governance committee and the Board. You can find the committee charters on our website (www.transcanada.com).
The Audit and the Human Resources committees hold simultaneous meetings, as do the Governance and Health, Safety and Environment committees, so each committee has sufficient time to focus on its responsibilities. As a result, Mr. Jackson, the independent non-executive Chair of the Board, is a voting member of the Governance committee and the Human Resources committee, and is not a member of the Audit committee or the Health, Safety and Environment committee.
The committees will be reconstituted after the annual and special meeting.
Each meeting has time set aside for members to discuss the committee operations and responsibilities without management present.

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Audit committee

Members	Siim Vanaselja (Chair) Kevin E. Benson Derek H. Burney John Lowe (as of September 9, 2015) Mary Pat Salomone D. Michael G. Stewart
Meetings in 2015	5 regularly scheduled meetings (February, April, July, November, December)
Independent	6 independent directors, 100 per cent independent and financially literate.

Mr. Vanaselja, Mr. Benson and Mr. Lowe are “audit committee financial experts” as defined by the SEC in the U.S., and each have the accounting or related financial management experience required under the NYSE rules.

Mandate	The Audit committee is responsible for assisting the Board in overseeing the integrity of our financial statements and our compliance with legal and regulatory requirements.
It is also responsible for overseeing and monitoring the internal accounting and reporting process and the process, performance and independence of our internal and external auditors.

The Audit committee meets in-camera with the Chief Financial Officer (CFO) at the beginning of each meeting, and also meets separately with the external auditors, Vice-President, Corporate Compliance and Internal Audit, and Executive-Vice-President, Stakeholder Relations and General Counsel. The committee also meets in-camera at the end of each meeting.
2015 highlights

•
Reviewed our 2015 interim and annual disclosure documents including the unaudited interim and audited annual consolidated financial statements and related management’s discussion and analysis, AIF and circular and recommended them for approval.

•	Oversaw our financial reporting risks including issues relating to materiality and risk assessment.

•
Received the external auditor’s formal written statement of independence (which sets out all of its relationships with TransCanada) and its comments to management about our internal controls and procedures.

•	Reviewed the appointment of the external auditors and estimated fees and recommended them to the Board for approval.

•	Reviewed the audit plans of the internal and external auditors and pre-approved the non-audit services performed by KPMG relating to tax and benefit plans.

•	Recommended the funding of the Registered Pension Plan and Supplemental Pension Plan.

•	Reviewed the major accounting policies and estimates.

•	Oversaw a request for proposal process for our external auditor.

•	Received reports from management on our cybersecurite plans and initiatives.

•	Monitored Canadian and U.S. financial reporting and legal and regulatory developments affecting our financial reporting process, controls and disclosure.

•	Reviewed and recommended changes to the suite of risk management policies, and reviewed developments and reports relating to counterparty, insurance and market risks.

•	Reviewed and recommended prospectuses relating to issuance of securities.

•	Recommended amendments to the Public disclosure policy and Code of business ethics.

•	Approved annual election to enter into uncleared swaps as permitted under U.S. legislation and monitored compliance.

•	Received regular reports from management on risk management, finance and liquidity, treasury, pensions, compliance, material litigation and information services security controls.

•	Reviewed regular reports from Internal Audit.

•	Reviewed adequacy of staff complements in accounting and tax.

•	Recommended amendments to the Audit committee charter.

Our AIF includes more information about the Audit committee, including the committee charter, oversight responsibilities, each member’s education and experience, and policies and procedures for pre-approving permitted non- audit services. The 2015 AIF is available on our website (www.transcanada.com) and on SEDAR (www.sedar.com).

TransCanada Management information circular 2016	111

Governance committee

Members	Derek H. Burney (Chair) Kevin E. Benson S. Barry Jackson Siim A. Vanaselja Richard E. Waugh
Meetings in 2015	3 regularly scheduled meetings (February, April, November)
Independent	5 independent directors, 100 per cent independent
Mandate
The Governance committee is responsible for assisting the Board with maintaining strong governance policies and practices at TransCanada, reviewing the independence and financial literacy of directors, managing director compensation and the Board assessment process, and overseeing our strategic planning process and risk management activities.

It monitors the relationship between management and the Board, directors’ share ownership levels, governance developments and emerging best practices. It is also responsible for identifying qualified candidates for the Board to consider as potential directors.

It also recommends the meeting schedule for Board and committee meetings, site visits, and oversees matters related to the timing of our annual meeting.

The Governance committee meets in-camera at the beginning and end of each meeting.
2015 highlights

•
Reviewed the independence of each director according to our written criteria to give the Board guidance in its annual assessment of independence and the structure and composition of each committee and the other directorships held by Board members (including public and private companies, Crown corporations and non-profit organizations).

•	Oversaw our strategic planning process, including strategic issues to be considered and planning of our strategic issues and planning sessions.

•	Oversaw our risk management activities, including receiving updates on key business risks and making recommendations to the Board as appropriate.

•	Reviewed the identified principal risks with management to ensure we have proper Board and committee oversight and management programs in place to mitigate risks.

•	Monitored director share ownership requirements.
• Reviewed the Incentive compensation reimbursement ('clawback') policy, which was recommended to the Board by the Human Resources Committee.

•	Reviewed our Corporate governance guidelines and committee charters and recommended appropriate changes to the Board for approval. The changes included

•	limiting the total number of audit committees that an Audit committee member may serve on to three, and

•	beginning in 2016, the Governance committee charter includes oversight of lobbying policies, activities and expenditures.

•	Reviewed say on pay updates and voting trends.

•	Oversaw the annual assessment of the Board, committees and Chair.

•
Monitored updates to securities regulations (regulation and legal updates affecting our policies, procedures and disclosure practices) and matters relating to the financial markets. The committee continues to monitor legal developments and emerging best practices in Canada, the U.S. and internationally.

•	Oversaw the Board’s retirement policy, Board renewal and the selection of new director candidates.
• Reviewed external governance assessments and made recommendations for revisions to governance practices to the Board as appropriate.

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Health, Safety and Environment committee

Members	D. Michael G. Stewart (Chair) Paule Gauthier (retiring April 29, 2016) John Lowe (as of September 9, 2015) Paula Rosput Reynolds John Richels Mary Pat Salomone
Meetings in 2015	3 regularly scheduled meetings (February, May and November)
Independent	6 independent directors, 100 per cent independent
Mandate	The Health, Safety and Environment committee is responsible for oversight for health, safety, security and environmental matters (HSE matters).
The committee reviews and monitors:

• the performance and activities of TransCanada on HSE matters including compliance with applicable and proposed legislation, regulations and orders; conformance with industry standards and best practices; people, health, safety and security; process safety, asset reliability; operational risk management and asset integrity plans and programs; and emergency response plans and programs;
• the systems, programs and policies relating to HSE matters and whether they are being appropriately developed and effectively implemented;
• actions and initiatives undertaken by TransCanada to prevent, mitigate and manage risks related to HSE matters which may have the potential to adversely impact the our operations, activities, plans, strategies or reputation; or prevent loss or injury to our employees and assets or operations from malicious acts, natural disasters or other crisis situations;
• any critical incidents respecting our assets or operations involving: the fatality of or a life threatening injury to a person; any pipeline ruptures resulting in significant property damage or loss of product; any whistleblower events relating to HSE matters; or any incidents involving personnel and public safety, property damage, environmental damage or physical security that have the potential to severely and adversely impact our reputation and or business continuity; and
• significant regulatory audits, findings, orders, reports and/or recommendations issued by or to TransCanada related to HSE matters or issues, together with management's response thereto.

The Health, Safety and Environment committee met separately with the Executive Vice-President, Operations and Engineering at the end of each meeting. The committee also meets in-camera at the beginning of each meeting as necessary, and at the end of each meeting.
2015 highlights

•	Received and reviewed regular reports on HSE related activities, performance and compliance.

•	Received regular reports on operational risk management, people and process safety and regulatory compliance matters related to asset integrity.

•	Reviewed the status of critical incidents, root cause analysis and incident follow-up.

•
Monitored management’s response and the status of corrective action plans to significant audits from the National Energy Board, Pipeline and Hazardous Materials Safety Administration and other regulatory agencies.

•	Oversaw our risk management activities related to health, safety, security and environment, and reported to the Board as appropriate.

•
Monitored the effectiveness of health, safety and environment policies, management systems, programs, procedures and practices through the receipt of reports on four levels of governance activities related to internal and external audit findings.

•	Monitored updates to Canadian and U.S. air emissions and greenhouse gas legislation, climate change initiatives and related compliance matters.

•	Visited the Calgary Oil Operations Control Centre.

•	The Chair observed a Keystone pipeline emergency response field exercise along the Missouri River at Yankton, South Dakota.
Received an annual update on insurance coverage.

•	Attended a special session on operational risk management which involved the use of an external speaker.

•	Revised the charter to clarify and better articulate the role and responsibilities of the committee.

•	Received and reviewed regular reports on the operational and HSE performance at Bruce Power.

TransCanada Management information circular 2016	113

Human Resources committee

Members	Paula Rosput Reynolds (Chair) Paule Gauthier (retiring April 29, 2016) S. Barry Jackson John Richels Richard E. Waugh
Meetings in 2015	5 regularly scheduled meetings (January, February, July, November and December)
Independent	5 independent directors, 100 per cent independent
Mandate
The Human Resources committee is responsible for assisting the Board with developing strong human resources policies and plans, overseeing the compensation programs, and assessing the performance of the CEO and other members of the executive leadership team against pre-established objectives and recommending their compensation to the Board.

It approves all executive incentive awards, and any major changes to the compensation programs and benefits plans for employees. It is also responsible for the benefits under our Canadian pension plans and reviewing our share ownership requirements for executives.

The Human Resources committee meets in-camera at the beginning and end of each meeting.
2015 highlights

•	Assessed the performance of the executive leadership team and recommended the 2015 executive compensation awards to the Board for approval.

•	Reappointed Meridian Compensation Partners as the independent compensation advisor to the committee.

•	Developed and approved a new peer group for benchmarking executive compensation.

•	Reviewed and recommended to the Board an Incentive compensation reimbursement ('clawback') policy which took effect in February 2015.

•	Approved an increase in the share ownership requirement for the CEO from four to five times base salary and determined that all executives must meet their requirements through direct share ownership.

•	Reviewed and recommended to the Board amendments to our executive separation agreements to align with current governance standards.

•
Simplified the approach to determining long-term incentive awards for the named executives by eliminating the ranges and setting specific target award levels for each named executive based on median market data as well as individual performance and potential to contribute to TransCanada's future success.

•	Reviewed the executive share unit plan and approved:

•	the introduction of an additional performance measure in the plan (earnings per share) and modified the performance peer group used for the relative total shareholder return (TSR) measure,

•	the elimination of the minimum payout of 50%, and

•	the increase of the maximum payout to 200%.

•	Reviewed our talent strategy and succession planning programs.

114	TransCanada Management information circular 2016

Compensation

We are committed to high standards of corporate governance, including compensation governance.
This section tells you how the Board makes director and executive compensation decisions at TransCanada, and explains its decisions for 2015.

			WHERE TO FIND IT

		>	Compensation governance	115
			Expertise	116
			Compensation oversight	117
Compensation governance The Board, the Human Resources committee and the Governance committee are responsible for the integrity of our compensation governance practices.			Independent consultant	120
		>	Director compensation	121
			Director compensation discussion and analysis	121
			2015 details	125
Human Resources committee • Paula Rosput Reynolds (Chair) • Paule Gauthier (retiring April 29, 2016) • S. Barry Jackson • John Richels • Richard E. Waugh	Governance committee • Derek H. Burney (Chair) • Kevin E. Benson • S. Barry Jackson • Siim A. Vanaselja • Richard E. Waugh	>	Executive compensation	133
			Human Resources committee letter to shareholders	130
			Executive compensation discussion and analysis	133
			2015 details	161

The Board approves all matters related to executive and director compensation. The committees are responsible for reviewing compensation matters and making any recommendations. Both committees are entirely independent. Each Human Resources committee member is independent under the NYSE compensation committee independence requirements.

TransCanada Management information circular 2016	115

EXPERTISE
Human resources and executive compensation
The Human Resources committee is responsible for executive compensation. It consists of five independent directors who have an appropriate mix of skills and experience in management, business, industry, human resources, executive compensation and public accountability for carrying out their responsibilities.

Name	Human resources/ compensation experience	CEO/EVP experience	Risk management	Governance	Law	Finance & accounting
Paula Rosput Reynolds (Chair)	X	X	X	X		X
Paule Gauthier (retiring April 29, 2016)	X			X	X
S. Barry Jackson	X	X		X		X
John Richels	X	X	X	X	X	X
Richard E. Waugh	X	X	X	X		X
All of the members have experience as members of human resources or compensation committees of other public companies. All of the members also have governance experience and most have finance and accounting experience.
Ms. Reynolds, the committee Chair, was the CEO of two U.S. public companies and was responsible for overseeing compensation plans and their implementation, and has experience in designing and assessing performance-based goals for executives. She has worked closely with compensation consultants and has been involved in all aspects of the design, implementation and administration of compensation programs.
Mme. Gauthier has legal expertise and experience in overseeing executive compensation programs as a member of compensation committees of public companies in banking and other industries. Mme. Gauthier will be retiring on April 29, 2016.
Mr. Jackson has served as the chair or been a member of the compensation committee for several public companies. As a former CEO of a public oil and gas company, Mr. Jackson has experience in overseeing executive compensation programs and working closely with compensation consultants, and has been involved in all aspects of the design, implementation and administration of compensation programs as a senior executive and director.
Mr. Richels was the president and CEO, and now serves as vice chair of a publicly traded company. He was the CFO of a public company, and was the managing and chief operating partner for a law firm. Mr. Richels has experience in developing and implementing compensation plans and performance-based goals for executives and enterprise-wide personnel.
Mr. Waugh, as the former CEO of a publicly traded financial institution, has experience in overseeing, administering and implementing executive compensation programs and compensation plans.
In addition to the committee’s collective experience in compensation matters, all of the members stay actively informed of trends and developments in compensation matters and the applicable legal and regulatory frameworks.
Governance
You can find specific details about each director’s background and experience in the director profiles starting on page 18, and more information about the committees starting on page 51.
The Governance committee is responsible for director compensation and risk oversight. It consists of five independent directors who have a mix of skills and experience in business, risk, governance, human resources and compensation. Four of the members are currently or have been members of human resources or compensation committees of other public companies. Four of the members also have experience as a CEO of one or more public companies, which has provided each of them with experience in oversight of and direct involvement in compensation matters.

116	TransCanada Management information circular 2016

COMPENSATION OVERSIGHT
The purpose of the Board’s compensation oversight is to ensure that executives and directors are compensated fairly with respect to market in a way that does not lead to undue risk in TransCanada’s business and operations.
The Board reviews our compensation policies and practices every year, considers the possibility of risks, and makes any adjustments it deems necessary to ensure that our compensation policies are not reasonably likely to have a material adverse effect on TransCanada. It carries out this work directly or through the Human Resources committee and the Governance committee.
The Board has approved various compensation policies and practices to effectively identify and mitigate compensation risks and discourage members of the executive leadership team or others from taking inappropriate or excessive risks.
Multi-year strategic plan
We have a multi-year strategic plan that identifies our core strategies to achieve our vision of being the leading energy infrastructure company in North America. Our core strategies include:
• maximizing the full-life value of our infrastructure assets and commercial positions
• commercially developing and building new asset investment programs
• cultivating a focused portfolio of high quality development options, and
• maximizing our competitive strengths.
Executive compensation is closely linked to the strategic plan. Our annual corporate objectives support the strategic plan and are integrated in our compensation decision-making process. At the end of each year, the Board assesses our performance against the corporate objectives to determine the Corporate factor that is used in calculating short-term incentive awards for the executive leadership team and all other employees. The Board also ensures that the annual individual performance objectives for each member of the executive leadership team align with our corporate objectives and reflect performance areas that are specific to each role when it determines total direct compensation for each executive.
Compensation philosophy
Our compensation philosophy guides all compensation program design and decisions. Our approach to compensation is structured to meet four key objectives: pay for performance, be market competitive, align executives’ interests with those of our shareholders and customers, and attract, engage and retain our executives. In setting compensation levels, each component – base salary, short-term and long-term incentives – as well as total direct compensation are determined with reference to median levels in our peer group (see pages 79 through 91 for details).
Executive compensation is also designed to pay for performance as a significant portion of total direct compensation is variable or at-risk compensation. See pages 97 through 101 for the pay mix for each named executive.

TransCanada Management information circular 2016	117

Executive compensation structured to manage risk
The Human Resources committee and the Board have structured the executive compensation program to ensure that executives are compensated fairly and in a way that does not present undue risk to TransCanada or encourage executives to take inappropriate risks.

•
Structured process: The committee has implemented a formal decision-making process that involves management, the committee and the Board. The committee uses a multi-step review process for all compensation matters, first adopting goals and metrics of performance, reviewing how performance compares to the pre-established metrics and then seeking Board input as to the reasonableness of the results.

•
Benchmarking to ensure fairness: Executive compensation is reviewed every year. Director compensation is reviewed every two years by the Governance committee and the Board. Both director and executive compensation are benchmarked against size appropriate peer groups to assess competitiveness and fairness, and the appropriateness of the composition of the applicable peer groups is reviewed.

•
Modelling and stress testing: The committee uses modelling to stress test different compensation scenarios and potential future executive compensation. This includes an analysis of the potential effect of different corporate performance scenarios on previously awarded and outstanding compensation to assess whether the results are reasonable. The committee also uses modelling to assess the payments under the terms of the executives’ employment agreements for severance and change of control situations.

•
Independent advice: The committee uses an independent external compensation consultant to provide advice in connection with executive pay benchmarking, incentive plan design, compensation governance and pay for performance.

•
Alignment with shareholders: The committee and the Board place a significant emphasis on long-term incentives when determining the total direct compensation for the executive leadership team. Our long-term incentives include stock options and performance vesting executive share units (ESUs) – both of which encourage value creation over the long-term and align executives’ interests with our shareholders.

•
Pre-established objectives: Each year the Board approves corporate, business/functional and individual objectives that are aligned with the overall business plan for each member of the executive leadership team. These objectives are used to assess performance and determine compensation.

•	Multi-year performance-based compensation: Awards under the ESU plan are paid out based on our performance against objectives set for the three-year vesting period.

•
Limits on variable compensation payments: Short-term incentive awards are subject to a maximum payout of two times target. Long-term incentive awards under the ESU plan are limited to a maximum payout of 1.5 times the final number of units accrued at the end of the vesting period (2.0 times starting with the 2015 grant).

•
Discretion: The Board completes a formal assessment annually, and can then use its discretion to increase or decrease any compensation awards if it deems it appropriate based on market factors or other extenuating circumstances. However, to maintain the integrity of the metrics-based framework, the Board exercises its discretion sparingly.

118	TransCanada Management information circular 2016

Policies and guidelines to manage risk
The Governance committee, the Human Resources committee and the Board have instituted several policies to ensure that compensation risk is appropriately managed and that the interests of both directors and executives are aligned with those of our shareholders. These policies are derived from best practices in governance and legal requirements.

•	Corporate objectives: We adopt corporate objectives consistent with our approved financial plan so that the Board can monitor how compensation influences business decisions.

•
Recommended amendments: We recommended amendments to the stock option plan, including an increase to the number of shares reserved for issuance to allow for option grants over the next three years, for shareholder approval.

•
Share ownership requirements: We have share ownership requirements for both directors and executives, reflecting the Board’s view that directors and executives can represent the interests of shareholders more effectively if they have a significant investment in TransCanada.

•
Prohibition on hedging: Our trading policy includes an Anti-hedging policy preventing directors and officers from using derivatives or other instruments to insulate them from movements in our share price. This includes prepaid variable forward contracts, equity swaps, collars and units of exchange funds.

•
Reimbursement: If there is an incidence of misconduct with our financial reporting and we must restate our financial statements because of material non-compliance with a financial reporting requirement, our CEO and CFO are required by law to reimburse TransCanada for incentive-based compensation related to the period the misconduct occurred. They must also reimburse us for any profits they realized from trading TransCanada securities during the 12 months following the issue of the misstated financial statements.

We also have an Incentive compensation reimbursement policy which requires employees at the vice-president level and above to repay vested and unvested short and long-term incentive compensation (including proceeds realized from the exercise of stock options) granted in the three year period preceding a restatement of financial results or a material error in financial reporting if the restatement or error resulted from the employee’s intentional misconduct. We will amend the policy as necessary to conform with any applicable laws, such as the final Dodd-Frank rules.

•
Say on pay: We implemented a non-binding advisory shareholder vote on our approach to executive compensation starting in 2010. The results shown in the table below confirm that a significant majority of shareholders have accepted our approach to executive compensation. The approval vote as a percentage of shares voted in favour of our approach to executive compensation for the last three years are as follows:

Year	Approval vote (%)
2015	97.34
2014	94.28
2013	92.67

•
Code of business ethics: Our Code of business ethics applies to employees, contract workers, independent consultants and directors. The Code incorporates principles of good conduct and ethical and responsible behaviour to guide our decisions and actions and the way we conduct business.

After considering the implications associated with our compensation policies and practices and completing a review of our policies and practices described above, the Board believes that:
• we have the proper practices in place to effectively identify and mitigate potential risk, and
• TransCanada’s compensation policies and practices do not encourage any member of our executive leadership team, or any employee to take inappropriate or excessive risks, and are not reasonably likely to have a material adverse effect on our company.
In addition to our compensation policies and practices, our corporate values – Integrity, Collaboration, Responsibility and Innovation – also guide director, officer and employee behaviour, underpin our company culture and define the character of the organization we share and work in every day.

TransCanada Management information circular 2016	119

INDEPENDENT CONSULTANT
The Human Resources committee retains an independent compensation consultant to provide advice on compensation-related matters.
The committee created a mandate for the consultant that includes:
• advising on compensation levels for the CEO and named executives
• assessing the CEO’s recommendations on the compensation of the other named executives
• attending all of its committee meetings (unless otherwise requested by the committee Chair)
• providing data, analysis or opinion on compensation-related matters requested by the committee or its Chair, and
• reporting to the committee on any matters that may arise related to executive compensation.
Effective July 1, 2013, the NYSE adopted new listing standards requiring issuers to consider certain enumerated factors that are relevant to an advisor’s independence from management. Before engaging an external consultant, the committee considers all factors bearing on the consultant’s independence, including those factors enumerated by the NYSE.
Meridian Compensation Partners (Meridian) has been the independent compensation consultant since September 2014. The committee obtains independent advice from the consultant who provides a neutral source of data and information on compensation practices and trends. While the consultant’s advice is an important tool in the committee’s processes, the committee remains wholly responsible for making its own decisions and recommendations to the Board.
While Meridian provides advice to the committee, it does not provide consulting or other services to TransCanada. Before engaging Meridian, and after considering all factors bearing on the consultant’s independence, including those factors enumerated by the NYSE, the committee determined that Meridian is independent.
Meridian is not permitted to provide services to management.
The table below shows the executive compensation-related fees paid in 2014 and 2015.
Executive compensation-related fees
($ in millions)

Meridian	2015	2014
Consulting to the Human Resources committee	0.17	0.09
Willis Towers Watson
Consulting to the Human Resources committee	-	0.04
Consulting to human resources management
• compensation consulting and market data services for executives and non-executives	0.03	0.15
• benefit and pension actuarial consulting services for our Canadian and U.S. operations	2.77	2.53
• pension administration services for our Canadian and U.S. operations	1.85	2.01
Consulting to the Governance committee
• preparing a report on director compensation	-	0.03
All other fees	-	-
Total fees	$4.82	$4.85

120	TransCanada Management information circular 2016

The Governance committee reviews director compensation every two years, and makes compensation recommendations to the Board for its review and approval. Recommendations take into consideration the directors’ time commitment, duties and responsibilities, and director compensation practices at comparable companies.
Directors of TransCanada also serve as directors of TCPL. Board and committee meetings of TransCanada and TCPL run concurrently, and the director compensation described below is for serving on both Boards. TransCanada does not hold any material assets directly, other than TCPL common shares and receivables from some of our subsidiaries. As a result, TCPL assumes all directors’ costs according to a management services agreement between the two companies.

TransCanada Management information circular 2016	121

Benchmarking
Director compensation is benchmarked against two peer groups. The companies in the custom peer group are relatively consistent with the group of Canadian publicly-traded companies included in the executive compensation peer group and this group provides an industry specific market reference point. Since directors tend to be recruited from a variety of industries, the general industry peer group provides an additional market reference point of publicly-traded Canadian companies that are similar in size and scope to TransCanada. Total compensation is determined with reference to median levels in our peer groups, so we can attract and retain qualified directors. The Governance committee reviews director compensation every two years, based on independent advice respecting compensation paid by our peer companies. The Governance committee refers to the report when conducting its compensation review.
2014 peer groups

Custom peer group	General industry peer group

ATCO Ltd.	Agrium Inc.
Canadian Natural Resources Ltd.	Canadian National Railway Company
Cenovus Energy Inc.	Canadian Pacific Railway Limited
Enbridge Inc.	Cenovus Energy Inc.
Encana Corporation	Enbridge Inc.
Fortis Inc.	Encana Corporation
Husky Energy Inc.	Maple Leaf Foods Inc.
Imperial Oil Ltd.	Metro Inc.
Suncor Energy Inc.	National Bank of Canada
Talisman Energy Inc.	Potash Corporation of Saskatchewan Inc.
TransAlta Corporation	Resolute Forest Products Inc.
Suncor Energy Inc.
Talisman Energy Inc.
TELUS Corporation

122	TransCanada Management information circular 2016

Aligning the interests of directors and shareholders
The Board believes that directors can represent the interests of shareholders more effectively if they have a significant investment in TransCanada. Directors must hold at least four times their annual cash plus equity retainer in shares or DSUs within five years of joining the Board.
Directors can meet the requirements by purchasing TransCanada shares, participating in our dividend reinvestment plan or by directing all or a portion of their compensation to be paid in DSUs. We recalibrate the ownership values if the cash plus equity retainer is increased.
If their holdings fall below the minimum level because of fluctuations in our share price, we expect directors to attain the minimum threshold within a reasonable amount of time set by the Governance committee.
As President and CEO, Mr. Girling must instead meet our CEO share ownership requirement which is five times his base salary. Mr. Girling meets these ownership requirements (see page 83 for details).
As of February 23, 2016, all but one of our directors meet the share ownership requirements. Ms. Salomone does not meet the requirements, but has five years from the date she was appointed to meet the director share ownership requirements as described on page 35.
Deferred share units
DSUs are notional shares that have the same value as TransCanada shares. DSUs earn dividend equivalents as additional units, at the same rate as dividends paid on our shares.
Our DSU plan allows directors to choose to receive a portion of their retainers, meeting fees and travel fees in DSUs instead of cash. The plan also allows the Governance committee to use discretion to grant DSUs to directors as additional compensation (excluding employee directors such as our President and CEO). No discretionary grants of DSUs were made to directors in 2015.
Directors redeem their DSUs when they leave the Board. Directors can redeem their DSUs for cash or shares purchased on the open market.

TransCanada Management information circular 2016	123

COMPONENTS
Directors receive annual retainers, meeting fees and travel fees when applicable. They are also reimbursed for out-of-pocket expenses they incur while attending meetings, and are paid a per diem for Board and committee activities outside of our meeting schedule. Directors who are U.S. residents receive the same amounts in U.S. dollars. Mr. Girling is compensated in his role as President and CEO, and does not receive any director compensation. Both the annual Board retainer and the separate retainer for the Chair of the Board are paid in cash and DSUs according to the fee schedule below:

2015 compensation

Retainers paid quarterly from the date the director is appointed to the Board and committees

Board paid to each director except the Chair of the Board	$180,000 per year ($70,000 cash + $110,000 in DSUs)		represented 2,309 DSUs for Canadian directors and 3,034 DSUs for U.S. directors in 2015

Chair of the Board receives a higher retainer because of his level of responsibility	$491,000 per year ($201,000 in cash + $290,000 in DSUs)		represented 6,110 DSUs in 2015

Committee paid to each committee member except the Chair of the committee	$5,500 per year

Committee Chairs receive a higher committee retainer for additional duties and responsibilities	$20,000 per year	Audit

	$15,000 per year	Human resources

	$12,000 per year	Governance and health, safety and environment

Meeting fees Board and committee meetings	$1,500 per meeting

Travel fees if round trip travel is more than three hours	$1,500 per round trip

Other fees special assignments	$1,500 (per diem for additional activities)		no other fees were paid in 2015
DSUs are credited quarterly, in arrears, using the closing price of TransCanada shares on the TSX at the end of each quarter. In 2015, six directors chose to receive 100 per cent of their retainer, meeting and travel fees in DSUs:
• Derek Burney
• S. Barry Jackson
• John Lowe
• John Richels
• Siim Vanaselja, and
• Richard E. Waugh.
Starting January 1, 2015, the mandatory DSU portion of the Board retainer was increased by $10,000 from $100,000 to $110,000. This increase aligns compensation closer to the median of our peer groups.
Starting January 1, 2015, the Chair of the Board no longer receives a meeting attending fee of $3,000 per Board meeting attended. The cash DSU portion of the Chair’s retainer was increased by $21,000 from $180,000 to $201,000 for a total compensation of $491,000 per year. This change aligns more closely with the compensation structure of our peer groups.

124	TransCanada Management information circular 2016

Director compensation – 2015 details
The table below shows total director compensation awarded, credited or paid in 2015.
DIRECTOR COMPENSATION TABLE

Name	Fees earned ($)	Share- based awards ($)	Option- based awards ($)	Non-equity incentive plan compensation ($)	Pension value ($)	All other compensation ($)	Total ($)
Kevin E. Benson	114,320	110,000	–	–	–	–	224,320
Derek H. Burney	122,000	110,000	–	–	–	–	232,000
Paule Gauthier (retiring April 29, 2016)	118,500	110,000	–	–	–	–	228,500
S. Barry Jackson	201,000	290,000	–	–	–	44,030	535,030
John Lowe (joined September 9, 2015)	38,592	34,356					72,948
Paula Rosput Reynolds	128,000	110,000	–	–	–	–	238,000
John Richels	117,000	110,000	–	–	–	–	227,000
Mary Pat Salomone	117,000	110,000	–	–	–	–	227,000
D. Michael G. Stewart	117,500	110,000	–	–	–	–	227,500
Siim A. Vanaselja	125,180	110,000	–	–	–	–	235,180
Richard E. Waugh	117,000	110,000	–	–	–	–	227,000
Notes

•	Mr. Lowe, Ms. Reynolds, Mr. Richels and Ms. Salomone received their compensation in U.S. dollars.

•	Fees earned includes Board and committee retainers, meeting fees and travel fees paid in cash, including the portion they chose to receive as DSUs.

•	Share-based awards include the portion of the Board retainer ($110,000) and the Board Chair retainer ($290,000) that we automatically pay in DSUs. There were no additional grants of DSUs in 2015.

•	In 2015, we paid $38,153 for third-party office and other expenses for Mr. Jackson and he received a reserved parking space valued at $5,877.
.

TransCanada Management information circular 2016	125

The table below is a breakdown of director compensation by component. It includes the total fees paid in cash and the DSUs credited as at the grant date, unless stated otherwise. DSUs credited includes the minimum portion of the Board retainer paid in DSUs and the retainers, meeting and travel fees that directors chose to receive as DSUs in 2015.

	Retainers			Meeting fees		Travel	Other	Totals
Name	Board ($)	Committee ($)	Committee Chair ($)	Board meetings ($)	Committee meetings ($)	Travel fee ($)	Strategic planning sessions ($)	Fees paid in cash ($)	DSUs credited ($)	Total cash & DSUs credited ($)
Kevin E. Benson	70,000	9,172	6,648	15,000	12,000	-	1,500	114,320	110,000	224,320
Derek H. Burney	70,000	5,500	12,000	13,500	12,000	9,000	-	-	232,000	232,000
Paule Gauthier (retiring April 29, 2016)	70,000	11,000	-	15,000	12,000	9,000	1,500	85,000	143,500	228,500
S. Barry Jackson	201,000	-	-	-	-	-	-	-	491,000	491,000
John Lowe (joined September 9, 2015)	21,685	3,408	-	4,500	4,500	4,500	-	-	72,948	72,948
Paula Rosput Reynolds	70,000	5,500	15,000	15,000	12,000	9,000	1,500	57,250	180,750	238,000
John Richels	70,000	11,000	-	15,000	10,500	9,000	1,500	-	227,000	227,000
Mary Pat Salomone	70,000	11,000	-	13,500	12,000	9,000	1,500	117,000	110,000	227,000
D. Michael G. Stewart	70,000	5,500	12,000	15,000	12,000	1,500	1,500	117,500	110,000	227,500
Siim A. Vanaselja	70,000	7,328	13,352	15,000	7,500	10,500	1,500	-	235,180	235,180
Richard E. Waugh	70,000	11,000	-	15,000	12,000	7,500	1,500	-	227,000	227,000
Notes

•
Mr. Lowe, Ms. Reynolds, Mr. Richels and Ms. Salomone received their retainers, meeting fees, travel and other fees in U.S. dollars. Their DSU value is presented in Canadian dollars in this table, but is converted into U.S. dollars when paid.

•
DSUs credited include all share-based awards vested or earned by the directors in 2015. The minimum portion of the Board retainer paid in DSUs in 2015 was $290,000 for the Chair and $110,000 for the other directors. DSUs credited also includes the portion of the retainers, meeting fees and travel fees directors chose to receive in DSUs in 2015.

•	Total cash and DSUs credited is the total dollar amount paid for duties performed on the TransCanada and TCPL boards.

•
DSUs were paid quarterly based on share prices of $54.16, $50.76, $42.20 and $45.19, the closing prices of TransCanada shares on the TSX at the end of each quarter in 2015. Directors are able to redeem their DSUs when they leave the Board.

126	TransCanada Management information circular 2016

AT-RISK INVESTMENT
The table below shows:
• the total value of each director’s shares and DSUs or shares of our affiliates, including the DSUs credited as dividend equivalents up to January 29, 2016
• their holdings as a percentage of their 2015 annual retainer, and
• the minimum equity investment required, as a multiple of their annual cash retainer.
The change in value represents the value of DSUs received in 2015, including dividend equivalents credited up to January 29, 2016, plus any additional shares acquired in 2015. The change in value also includes increases and decreases in market value.
As of the date of this circular, all of our directors who have served for at least five years meet the share ownership requirements, as do most of our directors that have served for fewer than five years. Ms. Salomone has five years from the date she was appointed to meet the share ownership requirements, as described on page 35.
Mr. Girling meets the CEO ownership requirements under the executive share ownership guidelines. See pages 64 and 83 for more information about our share ownership requirements for directors and executives.
None of the nominated directors (or all of our directors and executives as a group) own more than one per cent of TransCanada shares, or any class of shares of its subsidiaries and affiliates.
In the table:

•	DSUs include DSUs credited as dividend equivalents up to January 29, 2016.

•
Total market value is the market value of TransCanada shares and DSUs, calculated using a closing share price on the TSX of $55.22 on March 2, 2015 and $50.83 on February 23, 2016. It includes DSUs credited as dividend equivalents up to January 29, 2016.

• Mr. Richels’ holdings include 10,000 shares held in a family partnership controlled by Mr. Richels and his wife.
• Mr. Stewart’s holdings include 2,052 shares held beneficially by his wife.
• Mr. Waugh’s holdings include 4,220 shares held by his wife.

TransCanada Management information circular 2016	127

At-risk investment

					At-risk investment		Minimum investment required
Name	Date	Common shares	DSUs	Total common shares and DSUs	Total market value ($)	As a multiple of annual retainer	Total value of minimum investment ($)	Multiple of cash & equity retainer
Kevin E. Benson	2016	13,000	61,866	74,866	3,805,439	21.14	720,000	4x
	2015	13,000	57,059	70,059	3,868,658	21.49	720,000	4x
	Change	-	4,807	4,807	(63,219)	(0.35)
Derek H. Burney	2016	12,318	56,230	68,548	3,484,295	19.36	720,000	4x
	2015	10,083	49,131	59,214	3,269,797	18.17	720,000	4x
	Change	2,235	7,099	9,334	214,498	1.19
Paule Gauthier	2016	2,032	63,924	65,956	3,352,543	18.63	720,000	4x
(retiring April 29, 2016)	2015	1,992	58,377	60,369	3,333,576	18.52	720,000	4x
	Change	40	5,547	5,587	18,967	0.11
S. Barry Jackson	2016	39,000	132,848	171,848	8,735,034	17.79	1,964,000	4x
	2015	39,000	117,261	156,261	8,628,732	17.57	1,964,000	4x
	Change	-	15,587	15,587	106,302	0.22
John E. Lowe	2016	15,000	2,271	17,271	877,885	4.88	720,000
(joined September 9, 2015)	2015	-	-	-	-	-	-
	Change	15,000	2,271	17,271	877,885	4.88
Paula Rosput Reynolds	2016	6,000	16,651	22,651	1,151,350	6.40	720,000	4x
	2015	4,500	11,066	15,566	859,555	4.78	720,000	4x
	Change	1,500	5,585	7,085	291,795	1.62
John Richels	2016	10,000	13,866	23,866	1,213,109	6.74	720,000	4x
	2015	10,000	7,148	17,148	946,913	5.26	720,000	4x
	Change	-	6,718	6,718	266,196	1.48
Mary Pat Salomone	2016	2,000	8,512	10,512	534,325	2.97	720,000	4x
	2015	2,000	5,177	7,177	396,314	2.20	720,000	4x
	Change	-	3,335	3,335	138,011	0.77
D. Michael G. Stewart	2016	16,008	27,882	43,890	2,230,929	12.39	720,000	4x
	2015	15,404	24,467	39,871	2,201,677	12.23	720,000	4x
	Change	604	3,415	4,019	29,252	0.16
Siim A. Vanaselja	2016	12,000	7,898	19,898	1,011,415	5.62	720,000	4x
	2015	-	2,701	2,701	149,149	0.83	—	4x
	Change	12,000	5,197	17,197	862,266	5.62
Richard E. Waugh	2016	29,730	18,557	48,287	2,454,428	13.64	720,000	4x
	2015	29,150	13,111	42,261	2,333,652	12.96	720,000	4x
	Change	580	5,446	6,026	120,776	0.67
Total	2016	157,088	410,505	567,593	28,850,752
	2015	125,129	345,498	470,627	25,988,023
	Change	31,959	65,007	96,966	2,862,729

128	TransCanada Management information circular 2016

INCENTIVE PLAN AWARDS
Outstanding option-based and share-based awards
The table below shows all outstanding share-based awards previously granted to the directors that were outstanding at the end of 2015. Year-end values are based on $45.19 being the closing price of TransCanada shares on the TSX at December 31, 2015. Non-executive directors are not eligible to participate in our stock option plan and accordingly, none of our non-executive directors have outstanding option-based awards.

Name	Number of shares or units of share- based awards that have not vested (#)	Market or payout value of share-based awards that have not vested ($)	Number of shares or units of vested share-based awards not paid out or distributed (#)	Market or payout value of vested share-based awards not paid out or distributed ($)	Number of share-based awards vested during 2015	Share-base awards- value vested during 2015 ($)
Kevin E. Benson	654	29,554	61,212	2,766,171	4,632	209,338
Derek H. Burney	594	26,843	55,636	2,514,197	6,918	312,625
Paule Gauthier (retiring April 29, 2016)	676	30,548	63,248	2,858,206	5,362	242,334
S. Barry Jackson	1,404	63,447	131,443	5,939,915	15,169	685,495
John Lowe (joined September 9, 2015)	24	1,085	2,247	101,543	2,247	101,542
Paula Rosput Reynolds	176	7,953	16,475	744,525	5,501	248,623
John Richels	146	6,598	13,719	620,006	6,631	299,684
Mary Pat Salomone	90	4,067	8,422	380,610	3,288	148,587
D. Michael Stewart	294	13,286	27,587	1,246,679	3,326	150,307
Siim A. Vanaselja	83	3,751	7,814	353,143	5,136	232,106
Richard E. Waugh	196	8,857	18,361	829,761	5,360	242,229
Notes

•	All share-based awards in this chart are DSUs.

•	The total Market or payout value of share-based awards that have not vested is $195,989 at December 31, 2015.

•
Shares or Units not vested are dividends declared at December 31, 2015, but not payable until January 29, 2016. Number of shares or units of share based awards that have not vested is calculated using the closing price of TransCanada shares on the TSX at January 29, 2016 ($48.65).

TransCanada Management information circular 2016	129

Human Resources committee
letter to shareholders
Dear Shareholder:

The Board is holding its seventh consecutive say on pay advisory vote regarding our approach to executive compensation. We are pleased with the level of shareholder support we have received to date and continue to provide comprehensive information to help you with your own decision about the say on pay vote this year.
The Executive compensation discussion and analysis (CD&A) section that follows explains how our executive compensation program works and how the Human Resources committee and the Board have assessed our performance in 2015 and made related compensation decisions for each of our named executive officers.
TransCanada’s approach to compensation
TransCanada’s vision is to be the leading energy infrastructure company in North America, focusing on pipeline and power generation opportunities in regions where we have or can develop a significant competitive advantage. Our strategy is to create value for our shareholders by maximizing the full-life value of our existing infrastructure and commercially developing and building new asset investment programs for future growth.

	WHERE TO FIND IT

>	Human Resources committee letter to shareholders	130
>	Executive compensation discussion and analysis	133
	Executive summary	133
	Approach	138
	Components	143
	Corporate performance	151
	Payout of 2013 executive share unit award	154
	Executive profiles	155
>	2015 details	161
	Summary compensation table	161
	Incentive plan awards	164
	Equity compensation plan information	167
	Retirement benefits	168
	Termination and change of control	169

TransCanada’s businesses are capital-intensive; most are subject to various types of regulatory regimes, including many that are subject to regulated returns. Growth is typically driven by projects that have long periods of time from conception and approval to construction, startup and ultimate profitability. Supporting this business portfolio and the strategy for the generation of future shareholder value, as well as maintaining strength in the company’s financial position, requires a balance between short-term financial measures, capital management, and longer term growth and profitability. The Board is also mindful of the importance of dividends to shareholders and the need for a balance among current returns, a highly-rated capital structure and long-term growth.
TransCanada’s executive compensation program is designed to ‘pay for performance’ by rewarding executives for results that are based on annual objectives and for delivering longer term shareholder value. The compensation program is also aligned with our risk management standards to ensure an appropriate balance exists between risk and reward. At the core of the program is a ‘build to last’ philosophy. The Board seeks to incent and reward TransCanada’s named executives, and indeed all TransCanada employees, for excellence in how they select, construct, and/or operate energy infrastructure – profitably, to be sure, but also built with care, operated at the highest standards of safety, and generating reliable service and economic value for customers. Because of the broad range of considerations that underlie the business, the Board understands that some important elements of executive performance cannot be measured entirely through financial measures. For example, how well management meets the company’s objectives with respect to safety and the environment is critical to the health of the business. However, just because objectives are not always denominated in dollars and cents does not mean that goals are not rigorous. In fact, the Board has supported management’s efforts to institute a disciplined process of setting objectives. The process of assessing the performance of named executives against those goals is equally rigorous. The Board spends considerable time discussing corporate objectives for each upcoming year as well as the goals that must be achieved over a multi-year period. This is an interactive process with management. The Board believes the active discussion of how strategies translate to goals contributes to clarity and discipline within the organization as well as to the quality of its engagement in fulfilling its duties.
In terms of structure, the Board oversees both annual and multi-year plans, and both cash and equity plans. For our named executives, the Board ensures that a the majority of pay is linked to longer term shareholder value. As an example, in 2015, approximately 66 per cent of our CEO’s awarded compensation was linked to total

130	TransCanada Management information circular 2016

shareholder return. In addition, senior leaders are required to hold significant equity interests in TransCanada. In 2015, the Board modified the share ownership requirements, increasing the minimum threshold for the CEO and determined that all executives must meet the requirements through direct share ownership.
2015 performance and compensation
TransCanada’s diverse portfolio of critical energy infrastructure assets generated solid earnings and cash flow in 2015. Comparable earnings per share increased two per cent and funds generated from operations were up six per cent compared to 2014. We met overall safety targets which are aggressive relative to industry standards. Although our application for a Presidential Permit for our Keystone XL Pipeline project was denied, we nevertheless continued to progress a large portfolio of major infrastructure projects and we captured over $10 billion in new, commercially secured pipeline and energy projects.
Given the size of the financial impact of the Keystone XL permit denial, the Board thoroughly reviewed and considered implications for compensation in order to ensure that the outcomes were aligned with the impact on shareholders. The Board noted that the value of previously granted long-term incentive awards has been significantly eroded through lower share price resulting in part from the lack of success on Keystone XL. In addition, the annual incentive payout was reduced to reflect the Keystone XL permit denial.
Ultimately the Board approved a Corporate factor for 2015 of 1.2, which is above target level performance and reflects overall solid performance on financial, operational, safety and growth objectives. The Corporate factor was used in determining annual incentive awards for all employees.
The Board also approved a performance multiplier of 0.54 for the 2013 ESU grant that vested in 2015. This factor reflected relative total shareholder return (TSR) at the 27th percentile of the peer group over the three year period.
Competitive compensation linked to performance
TransCanada’s programs are designed to attract, engage and retain employees by offering a level and type of compensation that is market competitive. To ensure that employees are rewarded at competitive levels, the company uses peer groups to benchmark compensation programs. The Board does the same for senior executives.
Every year, the committee reviews the compensation peer group with its independent consultant and approves the inclusion of specific companies in the group. In 2015, the committee approved a new compensation peer group of size-appropriate, capital intensive Canadian and U.S. businesses that it used to calibrate compensation awards for our executive leadership team. You can find additional information on our compensation peer group for named executives on pages 81 and 82.
The Board also uses a separate performance peer group to benchmark our relative TSR performance for the ESU plan. The peer group consists of publicly-traded peer companies that represent investment opportunities for equity investors seeking exposure to the North American pipeline, power and utility sectors. Every year, the Board reviews and approves the measures and peer group for the ESU program, and in 2015, the Board approved two key changes to the ESU grant. Earnings per share was added as a metric and total shareholder return was measured relative to two peer groups: the S&P/TSX 60 (representing our competitors for shareholder investment) and a group of pipeline and related companies (representing our business competitors). See page 87 for more information.
Annual decision-making process
The Board undertakes a comprehensive decision-making process that includes management, the Human Resources committee and the full Board who receive and analyze market data, input from the CEO and advice from the committee’s independent consultant.
The Board approves annual objectives in our corporate scorecard to support our core strategies for operating safely and efficiently, achieving growth and creating value for shareholders. The Board also establishes annual performance objectives and business/functional scorecards for the CEO and other named executives. Periodically, the Board approves objectives that drive performance under multi-year incentive plans and, as those plans mature, determines whether the approved objectives have been met.
At the end of each year, the CEO assesses the performance of his direct reports, including the other named executives, and makes compensation recommendations to the committee. He also provides a self-evaluation

TransCanada Management information circular 2016	131

which the committee reviews. All compensation awards are recommended by the committee for approval by the Board.
The Board and committee have a rigorous process of objective setting and we use various benchmarks and analysis to measure progress relative to goals. The Board also retains discretion to adjust the calculated results, using its experience and collective business judgment, recognizing that the effectiveness of the various plans is best served when the Board uses its discretion sparingly. In general, the Board uses its discretion in the following types of situations: where business results represent one-time circumstances out of management’s control and should be excluded for purposes of calculations; where management explicitly decides not to meet an objective because of other potentially adverse effects that might result; where there have been unique circumstances affecting one or more companies in the peer group which, in turn, affect the calculation of comparative results; or where the business results are likely to be realized, but outside of the time frame anticipated in the adopted objectives.
Independent consultant
The committee retains Meridian Compensation Partners as its independent advisor on all executive compensation matters. The consultant’s mandate includes providing advice on compensation for the named executives, incentive design, compensation governance and pay for performance, attending all committee meetings, and providing data, analysis or opinions on compensation-related matters as requested.
While the committee is ultimately responsible for making its own decisions and recommendations to the Board, the consultant brings expertise, experience, independence and objectivity to the committee’s deliberations. The committee meets frequently in-camera with the consultant, thereby ensuring that the discussions regarding compensation are substantive and unconstrained. The consultant freely offers opinions and is responsive to the committee’s request for data and information on compensation trends and current information regarding the regulatory and legal environment in this arena. You can find additional information on the independent consultant on page 61.
Conclusion
Executive compensation is important to our shareholders and the Board is keenly aware of our responsibility to ensure that our approach to executive compensation supports our strategy and aligns with the interests of our shareholders. The Board and committee are also aware that our decisions must be logical and understandable to our employees, shareholders, and other stakeholders. To this end, the circular includes significant detail in the CD&A section starting on the next page. We also respond to shareholder questions on an individual basis, take input from stakeholders, and continue to re-evaluate our practices to ensure that our program remains appropriate.
We thank you for your continued confidence in our company and welcome your comments or questions. You can contact the committee or the Board through the Corporate Secretary, TransCanada Corporation, 450 1st Street S.W., Calgary, Alberta T2P 5H1.
Sincerely,

Paula Rosput Reynolds	S. Barry Jackson
Chair, Human Resources Committee	Chair of the Board of Directors

132	TransCanada Management information circular 2016

Executive compensation discussion and analysis
EXECUTIVE SUMMARY
This CD&A explains our executive compensation program, our 2015 performance, the performance assessment by the Human Resources committee and the Board, and their compensation decisions for our named executives:
• Russell K. Girling, President and Chief Executive Officer
• Donald R. Marchand, Executive Vice-President, Corporate Development and Chief Financial Officer
• Alexander J. Pourbaix, Chief Operating Officer
• Karl Johannson, Executive Vice-President and President, Natural Gas Pipelines, and
• William C. Taylor, Executive Vice-President and President, Energy.
The named executives and three other executive vice-presidents make up our executive leadership team.
Performance results
To evaluate corporate performance for 2015, the committee and the Board looked at a number of quantitative and qualitative factors including safety, financial performance, execution of ongoing projects and transactions, operational performance and progress on key growth initiatives.
The company experienced a major disappointment with the denial of a Presidential Permit for Keystone XL and the resulting $2.9 billion after-tax non-cash impairment charge. The Board carefully considered the impact of Keystone XL both in terms of financial impact in the current year and to ensure that long-term compensation for employees reflects alignment with our shareholders. For the 2015 short-term incentive program, notwithstanding progress on much of the company's significant growth portfolio, the major projects component of the corporate scorecard was rated at zero to reflect the magnitude of Keystone XL. This reduced the overall Corporate factor by 0.2. In addition, the Board noted that the impact of the impairment charge and loss of future earnings from Keystone XL are reflected in our share price performance, which has significantly impacted the value of all outstanding long-term incentive grants for employees.
Notwithstanding this setback, the company performed well on its annual objectives and is positioned to continue to grow earnings and cash flow in the years ahead.
At TransCanada, safety is our number one priority. We met or exceeded several of our safety targets for the year, but did not meet some others mainly due to minor vehicle incidents. Our asset integrity measures, related to avoiding pipeline leaks and ruptures, exceeded overall targets.
Our comparable earnings per share were $2.48, an increase of two per cent over 2014 but just under our target for the year. The increase was primarily the net result of higher earnings from existing assets including the Keystone Pipeline System, the U.S. and Eastern power businesses, and U.S. and Mexico natural gas pipelines. These were partially offset by lower earnings from Western Power as a result of lower prices and volumes, and higher interest expenses. Funds generated from operations were similarly higher than in 2014.
In addition to our financial results, we secured new contracts and incentive arrangements that will enhance revenues in future years. The Local Distributor Companies (LDC) settlement on the Canadian Mainline was approved allowing the Mainline to recognize future incentive earnings. New long-term revenues on Keystone were secured, as well as new long-term firm peak winter capacity service at the Becancour power facility. Future earnings will also benefit from the Business Transformation initiative commenced in 2015 that will result in sustainable lower costs.
We continued to advance our slate of development projects with significant advances on several fronts during the year. The NEB approved the NGTL System's $1.7 billion North Montney Mainline Project. Construction remains subject to a positive final investment decision on the proposed Pacific Northwest LNG Project. The NEB also approved the Kings North Connection project which will increase gas transmission capacity into the greater Toronto area and provide shippers with the flexibility to source growing supplies of Marcellus gas from the U.S. Northeast.

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We achieved significant construction progress on our regional Alberta projects, Grand Rapids and Northern Courier pipeline systems.
During the year, we filed an amendment to the Energy East existing application with the NEB that adjusts the proposed route, scope and capital cost. And we began construction of the Napanee 900 MW natural gas-fired power plant.
We captured over $10 billion of new projects, of which the most significant was the agreement to extend the operating life of the Bruce Power facility to 2064 and acquisition of additional ownership interest in this facility. Other projects include the Tuxpan-Tula pipeline in Mexico, expansion of the NGTL system, the ANR mainline upgrade and the Grand Rapids lateral. We also acquired the Ironwood power plant.
We are proceeding with a total of $13 billion of near-term growth opportunities that are expected to be in-service by 2018. Over the medium to longer-term we are advancing $45 billion of commercially secured, large-scale projects and various other initiatives that will create significant shareholder value.
To fund our growth activities, in 2015 we raised over $6 billion in debt and subordinated capital at very attractive rates while prudently managing our capital structure and preserving our solid credit ratings.
We set ambitious goals each year. In 2015, most of the objectives we established at the beginning of the year were either met or exceeded. While our total shareholder return for the year was negative, we performed well compared to others in the energy infrastructure industry.
You can read more about 2015 performance starting on page 92.
Compensation highlights
The Human Resources committee and Board made the following executive compensation decisions in 2016:
• None of our named executives received an increase to base salary. This is consistent with current trends in the market.
• After considering the performance results and their relative weightings, overall corporate performance for 2015 was assessed as above target and a Corporate factor of 1.2 was assigned. The Corporate factor is used in the determination of the short-term incentive awards for all employees, including our named executives.
• The Board approved a performance multiplier for the 2013 grant of 0.54, which reflects relative TSR performance at the 27th percentile of the peer group. The performance multiplier, combined with the change in valuation price from $46.98 to $44.90, and dividend reinvestment results in a payout that is 58% of the original grant value.
• For the 2016 ESU grant, the Board approved three-year targets for earnings per share and relative TSR.
• The Board recommended amendments to the stock option plan, including an increase to the number of shares reserved for issuance to allow for option grants over the next three years, subject to shareholder approval.

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Compensation vs. financial performance
The chart below compares our key financial results for the last five fiscal years to total direct compensation awarded to the named executives for the same period. Total direct compensation includes base salary, the short-term incentive award (paid in the first quarter following the performance year) and the grant value of ESU and stock option awards.
The table below shows total direct compensation awarded to our named executives as a percentage of our comparable earnings for the last five fiscal years:

	2011	2012	2013	2014	2015
Total direct compensation awarded to the named executives (as a % of comparable earnings)	1.1%	1.3%	1.2%	1.1%	1.2%
Notes

•
The increase in Total direct compensation awarded to the named executives from 2012 to 2013 is due to base salary adjustments to reflect progression for certain named executives, higher short-term incentive awards due to strong corporate performance, and increases in long-term incentives to more closely align with median levels in the peer group.

•
Funds generated from operations, Comparable earnings per share, and Comparable earnings are non-GAAP measures and do not have any standardized meanings prescribed by U.S. GAAP (see Appendix B for more information).

Chart: comparing compensation and financial performance for 2011, 2012, 2013, 2014 and 2015. Fund generated from operations (billions), comparable earnings per share ($ dollars) total direct compensation awarded to the named executives ($ millions). Data by year (IGFO, Comparable Earnings, Total Direct Compensation): 2011 ($3.45, $2.22, $16.5), 2012 ($3.28, $1.89, $16.7), 2013 ($4, $2.24, $19.7) 2014 ($4.27, $2.42, $19.5) 2015 $4.51, $2.48, $20.9

TransCanada Management information circular 2016	135

Compensation vs. total shareholder return
Our TSR, the change in value of TransCanada shares plus reinvestment of dividends, has tracked favourably against the S&P/TSX Composite Total Returns Index over the last five years, delivering an annual compound return of 7.6 per cent compared to 2.3 per cent for the Index.
The chart below illustrates TSR, assuming an initial investment of $100 in TransCanada shares on December 31, 2010, and compares it to the return of the S&P/TSX Composite Total Returns Index and the trend in total direct compensation awarded to our named executives over the same period.
TSR is only one of the performance measures the Board considers when assessing performance and determining compensation for our named executives, so we do not necessarily expect there to be a direct correlation between TSR and total direct compensation awarded in a given period. In addition, the realized value of long-term compensation awarded in any given year is not guaranteed. A portion of it is equity-based, and its value is directly affected by changes in our share price.

At Dec. 31	2010	2011	2012	2013	2014	2015	Compound annual return
TRP	$100.00	$122.17	$134.21	$143.90	$175.51	$144.52	7.6%
TSX	$100.00	$91.29	$97.85	$110.56	$122.23	$112.06	2.3%
Note

•
The increase in Total direct compensation awarded to the named executives from 2012 to 2013 is due to base salary adjustments to reflect progression for certain named executives, higher short-term incentive awards due to strong corporate performance, and increases in long-term incentives to more closely align with median levels in the peer group.

Chart for 2011, 2012, 2013, 2014, 2015 of total shareholder return for TransCanada (TRP) and S&P/TSX Composite, Total Returns Index (TSX) compared to Total Direct Compensation awarded to the named executives ($millions). Total direct compensation by year: 2011-$16.5, 2012 - $16.7, 2013 - $19.7, 2014 - $19.5, 2015 - $20.9

136	TransCanada Management information circular 2016

Program changes
The Board approved changes to the executive compensation program effective for 2015:
• Adopted a new compensation peer group for the named executives to better reflect:
• the size of TransCanada relative to the peer companies
• a broader sample size which reduces potential volatility in the data
• the scope of TransCanada’s North American business activities, and
• the broader market from which TransCanada competes for executive talent.
• Simplified the approach to determining long-term incentive awards for the named executives by eliminating the ranges and setting specific target award levels for each named executive based on median market data as well as individual performance and potential to contribute to TransCanada’s future success.
• For the ESU program, adopted a three-part formula that provides for vesting 50 per cent based on earnings per share, 25 per cent on relative TSR performance of TransCanada compared to a revised industry peer group, and 25 per cent on relative TSR performance compared to the S&P/TSX 60. For the 2016 ESU grant, the cumulative comparable earnings per share multiplier will be a maximum of 1.0 if the ratio of cumulative dividends per share/cumulative funds generated from operations per share for the three year period is greater than 50%.
• Adjusted the ESU grant vesting terms by eliminating the 50 per cent minimum payout so as to remove any guarantee of vesting, but raising the maximum payout to 200 per cent to reward executives for outstanding performance.
• Amended the provisions of the ESU and stock option plans to reflect:
• a consistent definition of change of control, and
• consistency of vesting provisions for outstanding grants in the event of a termination without cause following a change of control.
• Increased the share ownership requirement for the CEO from four to five times base salary and determined that all executives must meet their requirements through direct share ownership.
• Implemented an Incentive compensation reimbursement (‘clawback’) policy.
The changes above were implemented after thoughtful review of the purpose of our program – namely, to give executives significant incentive to build long-term value for shareholders through share price appreciation. Given the challenging environment in which TransCanada operates, the Board believes that additional incentive for long-term value creation was warranted and that these changes more closely align our program with those of our peers. The committee examined market and performance data and modeled results in an effort to assure itself that program changes would provide such incentive.
The inclusion of earnings per share as a measure in the ESU program provides for a clear line of sight for executives and emphasizes the importance of increased earnings to underpin our share value and our dividend. The additional measure provides a balance between relative and absolute performance measures. In order to ensure that there is sufficient cash to sustain and grow our dividend, for the 2016 grant the cumulative comparable earnings per share multiplier will be a maximum of 1.0 if the ratio of cumulative dividends per share/cumulative funds generated from operations per share for the three year period is greater than 50%. The performance peer group was modified to create a set of performance peers with businesses more similar to TransCanada’s than the prior group. The new group includes companies whose businesses are less volatile and not as sensitive to the commodity cycle. In addition, measuring TSR relative to the S&P/TSX 60 balances the potential volatility of the smaller performance peer group and reflects the dynamics of performance among the larger Canadian companies for which TransCanada competes for capital.
Additionally, the Board approved the following changes effective for 2016:
• Increased the number of common shares reserved for issuance under the stock option plan to allow for grants to be made over the next three years, subject to shareholder approval.
The Board believes these changes ensure that our executive compensation program continues to meet our key compensation objectives as outlined in the next section.

TransCanada Management information circular 2016	137

APPROACH
TransCanada’s executive compensation program is designed to meet four key objectives:
• provide a compensation package that 'pays for performance' by rewarding executives for delivering on our corporate objectives and achieving our overall strategy
• offer levels and types of compensation that are competitive with the market
• align executives’ interests with those of our various stakeholders, and
• attract, engage and retain our executives.
Compensation is also aligned with our risk management processes to ensure there is an appropriate balance between risk and reward. See pages 59 and 60 for more information.
Decision-making process
We follow a comprehensive decision-making process that involves management, the Human Resources committee and the Board, and takes into account market data, input from the CEO and advice from the committee’s independent consultant.
The Board makes all decisions affecting executive compensation based on the committee’s recommendations.

Compensation decision making process flowchart: analysis with independent consultant and management, recommendation from HR committee with CEO and independent consultation input; HR committee approved/recommendations to Board; Board approval.

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Compensation analysis
Assessing the market
The independent consultant to the committee analyzes and provides relevant market data and other information to the committee and the Board. This process includes benchmarking executive compensation against a peer group of companies (see Benchmarking on pages 81 and 82).
The committee and Board also consider compensation relative to other executives, scope and criticality of the role and experience when determining compensation levels.
Determining performance objectives
The Board approves annual corporate objectives to support our core strategies for operating safely and efficiently, achieving growth and creating value for shareholders. Our corporate performance scorecard incorporates these objectives, including a combination of financial, operational, safety, and growth measures which are weighted and approved by the Board.
The Board establishes annual performance objectives and relative weightings for the CEO and the other named executives. The CEO’s performance objectives are reflected in the corporate scorecard. Performance objectives for the other named executives include the corporate scorecard, business/functional scorecards aligned to their roles, as well as their individual key performance areas and priorities for the year.
Recommendation
The committee and the Board assess the performance of the company and of the CEO.
The CEO assesses the performance of his direct reports, including the other named executives, obtains input from the Board on executive performance, and makes compensation recommendations to the committee.
The committee recommends compensation awards for the CEO and other named executives to the Board. The committee seeks advice from its independent consultant and other advisors, but is responsible for making its own decisions and recommendations to the Board.
The committee bases its recommendations on the relevant performance period. Although it reviews historical information on the value of previous grants, it does not make adjustments to any performance-related measures based on the number, term or current value of any outstanding compensation previously awarded or gains an executive may have realized in prior years. Similarly, the committee does not take into account the value of long-term incentive awards it grants in a given year to offset less-than-expected returns from awards granted in prior years. The committee believes that reducing or limiting grants or awards based on prior gains could detract from the integrity of the performance-based framework or undermine the incentives for executives to deliver strong performance.
Approval
The Board reviews the recommendations by the committee and approves all executive compensation decisions.

TransCanada Management information circular 2016	139

Benchmarking
We benchmark our executive compensation against a peer group of companies to stay competitive with the market. Each year, the committee reviews the companies with its independent consultant, makes adjustments as it deems appropriate, and approves the peer group.
For 2015, the committee adopted a new peer group for the named executives to better reflect:
• the size of TransCanada relative to the peer companies
• a broader sample size which reduces potential volatility in the data
• the scope of TransCanada’s North American business activities, and
• the broader market from which TransCanada competes for executive talent.
Our 2015 peer group for our named executives is listed below.

Named executive peer group

American Electric Power Co.	Imperial Oil Ltd.
Canadian National Railway Company	Kinder Morgan Inc.
Canadian Natural Resources Ltd.	NextEra Energy Inc.
Cenovus Energy Inc.	Occidental Petroleum Corporation
Dominion Resources Inc.	Pacific Gas & Electric Company
Enbridge Inc.	Southern Company
Encana Corporation	Spectra Energy Corp.
Exelon Corporation	Suncor Energy Inc.
Fortis Inc.	Talisman Energy Inc.
Hess Corporation	Teck Resources Ltd.
Husky Energy Inc.	Williams Companies Inc.
We benchmark each named executive position against similar positions in the peer group. We recognize that even with a relatively large peer group, the results can be skewed by changes in the underlying market data. As a result, we exercise judgment in the interpretation of the data and are guided by our independent consultant in this regard. Competitive market data on the peer group provides an initial reference point for determining executive compensation.

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Profiles At December 31, 2014	TransCanada	Peer group
		Median	75th percentile
Assets	$58.5 billion	$57.9 billion	$71.2 billion
Revenue	$10.2 billion	$18.8 billion	$21.1 billion
Market capitalization at December 31, 2015 (Monthly closing price of shares × shares outstanding for the most recent quarter)	$32.0 billion	$33.3 billion	$51.5 billion
Employees	5,971	10,200	14,400
Note

•
Peer group scope information reflects 2014 data, unless otherwise noted, as this is the most current information available. For comparability, the TransCanada scope information also reflects 2014 data.

For 2016, the committee made only consequently minor adjustments to the peer group. Talisman Energy Inc. was removed as it is no longer a public company and Hess Corp. was removed to maintain the 50-50 weighting between Canadian and U.S. companies.

Total direct compensation is generally set within a competitive range of the market median:
See Components on page 84 for more information about total direct compensation.

Benchmarking guidelines image: below expectations, below median market compensation; meets expectations, median market compensation (target); exceeds expectations, above median market compensation.

TransCanada Management information circular 2016	141

Aligning the interests of executives and shareholders
We have share ownership requirements to align the interests of our executives and shareholders. The minimum requirements are significant and vary by executive level. The ownership requirements are:

Executive level	Required ownership (multiple of base salary)
Chief Executive Officer	5x
Executive Vice-Presidents	2x
Senior Vice-Presidents	1x
Effective for 2015, the Board approved an increase in the share ownership requirement for the CEO to five times base salary, and determined that all executives must meet their ownership requirements through direct ownership of shares of TransCanada or units of TC PipeLines, LP only. Prior to this, up to 50 per cent could be held in the form of unvested ESUs.
Executives have five years to meet the requirement. Executives, including the CEO, must ‘buy and hold’ 50 per cent of all stock options they exercise until they meet their share ownership requirement.
The committee reviews share ownership levels for each executive every year. It may use its discretion when assessing compliance if ownership levels fall below the minimum because of fluctuations in share price.
All of the named executives met their share ownership requirements in 2015, with the exception of Mr. Marchand and Mr. Taylor who have until the end of 2020 to replace the value previously satisfied through unvested ESUs.
See the Executive profiles starting on page 97 for current share ownership levels.

142	TransCanada Management information circular 2016

COMPONENTS
Total direct compensation includes fixed and variable pay. Base salary is the only form of fixed compensation. Variable compensation includes our short and long-term incentive plans.

Element	Form	Performance period	Objective
base salary (fixed)	cash	• one year	• provide base compensation commensurate with the role • attract and retain executives
short-term incentive (variable)	cash	• one year
• motivate executives to achieve key annual business objectives
• reward executives for relative contribution to TransCanada
• align interests of executives and shareholders
• attract and retain executives

long-term incentive (variable)	ESUs	• three-year term • vesting at the end of the term • awards subject to a performance multiplier based on pre-established targets	• motivate executives to achieve medium-term business objectives • align interests of executives and shareholders • attract and retain executives
	stock options	• seven-year term • one third vest each year beginning on the first anniversary of the grant date	• motivate executives to achieve long-term sustainable business objectives • align interests of executives and shareholders • attract and retain executives
We also offer indirect compensation which includes retirement benefits, other benefits and perquisites. See pages 90 and 91 for more information.

TransCanada Management information circular 2016	143

Fixed compensation
Base salary
Base salaries for executive positions are generally aligned within a competitive range of median base salary levels in our peer group. The independent consultant to the committee analyzes and provides relevant market data to the committee and the Board.
Increases in base salary for the named executives are based on their performance, competitive market data, experience in and scope of the role and compensation relative to other executives at TransCanada. Base salary adjustments are typically effective March 1.
For 2016 no base salary increases were awarded, reflecting current market conditions.
Variable or at-risk compensation
Variable compensation accounts for a significant portion of executive pay, and increases by executive level.
Market data is used to establish short-term incentive targets for each executive role. Target awards are expressed as a percentage of base salary and are determined with reference to median market levels in our peer group. While targets are reviewed annually against the competitive market data, they are not expected to change year-to-year unless the role changes or is reassessed against market conditions.
Beginning in 2015, the Board simplified the approach to determining long-term incentive awards for the named executives by eliminating ranges and setting specific target award levels for each named executive based on median market data as well as individual performance and potential to contribute to TransCanada’s future success.
Short-term incentive
The short-term incentive plan is designed to attract and retain executives, and motivate them to achieve key annual business objectives. It rewards executives for their contributions to TransCanada and aligns interests of executives with shareholders.
Annual cash awards are made to the named executives based on a formula that takes into account:
• base salary and the short-term incentive target, expressed as a percentage of base salary, for each role
• performance against business/functional and individual objectives, expressed as an individual performance factor determined for each named executive, and
• performance against corporate performance objectives, expressed as the Corporate factor.

				(				)		(				)
Base salary	x	Short-term incentive target	x		Business/functional and individual performance factor	x	Business/functional and individual weighting		+		Corporate performance factor	x	Corporate weighting		=	Short-term incentive award ($)

144	TransCanada Management information circular 2016

Awards can range from 0 to 200 per cent of the short-term incentive target based on the level of corporate and business/functional and individual performance. Awards will generally be 50 per cent of the target if performance meets threshold standards, 100 per cent for target performance, and 200 per cent of the target for exceptional performance relative to pre-determined standards. There is no payout if overall performance is below the threshold.
The corporate and business/functional and individual factors are weighted for each executive and then added together to determine the overall award. The Board can adjust the calculated short-term incentive awards up or down at its discretion to take into account other factors when it believes it is appropriate to do so. Short-term incentive awards are paid as a lump sum cash payment in March following the performance year.
Awards for 2015 were based on the following target levels and performance weightings. Effective for 2016, performance weightings were modified to reflect organizational changes as follows:

Short-term incentive target (% of base salary)		Performance weighting
		2015		2016
		Corporate	Business/functional and individual	Corporate	Business unit	Individual
President & Chief Executive Officer(Russell K. Girling)	100%	100%	_	100%	_	_
Executive Vice-President, Corporate Development & Chief Financial Officer (Donald R. Marchand)	65%	50%	50%	60%	_	40%
Chief Operating Officer (Alexander J. Pourbaix)	75%	50%	50%	80%	_	20%
Executive Vice-President & President, Natural Gas Pipelines (Karl Johannson)	65%	50%	50%	40%	40%	20%
Executive Vice-President & President, Energy (William C. Taylor)	65%	50%	50%	40%	40%	20%
Effective January 1, 2016, the target annual incentive for Mr. Pourbaix was increased to 80%.

TransCanada Management information circular 2016	145

Long-term incentive
Each year, the committee and the Board grant long-term incentive awards to the named executives based on median market levels.
The allocation of long-term incentive awards for our executive leadership team is 50 per cent each to ESUs and stock options.
Executive share units
These are notional share units granted under the ESU plan. ESUs accrue dividend equivalents and vest on December 31 at the end of the three-year performance period. The payout depends on how well we perform against targets established at the beginning of the period.
ESU awards are paid out in a lump sum cash payment in the first quarter following the end of the performance period.

Number of ESUs vesting	x	Valuation price on the vesting date	x	Performance multiplier	=	ESU payout ($)

Notes

•	Number of ESUs vesting is the number of ESUs originally granted plus ESUs earned as dividend equivalents during the three-year performance period.

•	Valuation price on the vesting date is the volume- weighted average closing price of TransCanada shares for the 20 trading days immediately prior to and including the vesting date (December 31).
2016 Executive share unit grant
The committee and the Board approved a 2016 ESU grant as follows:

Performance measure	Weighting	Measurement period
Relative TSR against the S&P/TSX 60	25%	January 1, 2016 to December 31, 2018
Relative TSR against the ESU peer group	25%
Comparable earnings per share	50%
The cumulative comparable earnings per share multiplier will be a maximum of 1.0 if the ratio of cumulative dividends per share/cumulative funds generated from operations per share for the three year period is greater than 50%.
We have two peer groups for assessment of relative TSR. The first group is the S&P/TSX 60, a group of publicly-traded peer companies that represents competitors for shareholder investment. The second group consists of specific business competitors.

2016 ESU grant peer group for relative TSR
AltaGas Ltd.	Enbridge Inc.	Pembina Pipeline Corp.
Canadian Utilities Ltd.	Enterprise Products Partners L.P.	Sempra Energy
CenterPoint Energy Inc.	Fortis Inc.	Spectra Energy Corp.
Dominion Resources Inc.	Inter Pipeline Ltd.	Veresen Inc.
Emera Inc.	Kinder Morgan Inc.	Williams Companies Inc.

146	TransCanada Management information circular 2016

2013 Executive share unit award
For the 2013 ESU grant, the performance multiplier was determined based on the guidelines in the table below. Relative TSR is calculated using the twenty-day volume weighted average share price at the end of the three-year performance period.

If TransCanada’s relative TSR is	Then the performance multiplier is
At or below the 25th percentile of the ESU peer group (threshold)	0.50	We calculate the performance multiplier using a straight-line interpolation if performance is between: • threshold and target, or • target and maximum
At the 50th percentile of the ESU peer group (target)	1.00
At or above the 75th percentile of the ESU peer group (maximum)	1.50
For more details on the ESU payout, see Payout of 2013 executive share unit award on page 95 and 96.
Stock options
Shareholders first approved our stock option plan in 1995, and the most recent version of the plan was last approved by shareholders in 2013 when the number of shares reserved for issue was increased by 10,000,000. The plan is administered by the Human Resources committee, which is composed entirely of independent directors. The total number of shares that can be reserved for issuance to insiders, or issued to insiders at any time and within any one-year period, under any of our security based compensation arrangements (as defined in the TSX Company Manual), is limited to 10 per cent or less of our issued and outstanding shares. Non-executive directors are not eligible to participate in the plan.
Vesting
Stock options vest one third each year, beginning on the first anniversary of the grant date and have a seven-year term.
Executives are limited to trading TransCanada shares in four windows (known as open trading windows), which are designated annually. The open trading windows relate to the completion and disclosure of quarterly and annual financial reports. If the expiry date of a stock option does not fall during an open trading window, or falls within the first five days of an open trading window, the expiry date is extended to 10 business days after the next window opens. Similar extensions apply when there is a trading blackout imposed during one of the four open trading windows and stock options expire during the trading blackout.
Exercise price
The exercise price of an option is the closing market price of TransCanada shares on the TSX on the last trading day immediately preceding the grant date. Option holders only benefit if the market value of our shares exceeds the exercise price at the time they exercise the options. We do not provide financial assistance to plan participants in connection with the exercise of options.
Adjustments
The number of shares subject to an option will be adjusted under the terms of the plan when exercised if, before the exercise of any option:

•	the shares are consolidated, subdivided, converted, exchanged, reclassified or in any way substituted, or

•	a stock dividend that is not in place of an ordinary course cash dividend is paid on the shares.

TransCanada Management information circular 2016	147

More about the stock option plan
Options cannot be transferred or assigned to another person. A personal representative can exercise options on behalf of the holder if he or she dies or is incapacitated.
The committee has the authority to suspend or discontinue the plan at any time without shareholder approval. Management does not have this right, and cannot make changes to the plan. The committee can recommend to the Board for approval certain amendments to the plan, or any stock option grant without shareholder approval, provided they are to:

•	clarify an item

•	correct an error or omission

•	change the vesting date of an existing grant, or

•	change the expiry date of an outstanding option to an earlier date.
The committee cannot make any amendments to the plan that adversely affect the holders’ rights relating to any previously granted options without their consent.
The plan requires certain amendments to be approved by shareholders, including:

•	increasing the number of shares available for issue under the plan

•	lowering the exercise price of a previously granted option

•	canceling and reissuing an option

•	permitting options to be transferable or assignable other than for normal estate settlement purposes

•	changing the categories of individuals eligible to participate in the plan

•	providing financial assistance to a participant in connection with the exercise of options, or

•	extending the expiry date of an option.
As described under Business of the meeting, we are proposing to amend our plan to require shareholder approval of any change to the types of amendments that require shareholder approval.
The committee and the Board amended the stock option plan in February 2015 to allow for immediate vesting of stock options held by executives who have an executive employment agreement with TransCanada if the executive is terminated without cause or constructively dismissed within two years of a change of control (‘double trigger’). Vesting of stock options upon a change of control was previously dealt with in the executive employment agreements. Dealing with accelerated vesting in the stock option plan will allow us to be responsive to changes in governance best practices. We also made a number of housekeeping amendments to the plan in 2015 and 2016. None of these amendments constitute an amendment under the plan or the rules of the TSX that require shareholder approval.
For more details on stock options, see Equity compensation plan information on page 108.
See the Compensation on termination table on page 111 and 112 for the effect of certain employment events on participants’ entitlements under the plan.

148	TransCanada Management information circular 2016

Retirement benefits
Defined benefit plan
Our Canadian defined benefit (DB) plan includes a registered pension plan and a supplemental pension plan for eligible employees.
Participation in the DB plan is mandatory once an employee has 10 years of continuous service. All of the named executives participate in the DB plan.
Normal retirement for participants is when they turn 60, or between 55 and 60 if their age and years of continuous service add up to 85 points. The retirement benefit is calculated as follows:

(				)
	1.25% of employee's highest average earnings (up to the final average YMPE)	+	1.75% of employee's highest average earnings (above the final average YMPE)		x	Credited service	=	Annual retirement benefit ($)

Notes

•
Highest average earnings is the average of an employee’s best 36 consecutive months of pensionable earnings in their last 15 years of employment. Pensionable earnings means an employee’s base salary plus the annual short-term incentive award up to a pre-established maximum, expressed as a percentage of base salary. For 2015, this is 100 per cent for the CEO, and between 60 to 75 per cent for the other named executives. Pensionable earnings do not include any other forms of compensation.

•	YMPE is the Year’s Maximum Pensionable Earnings under the Canada/Québec Pension Plan.

•	Final average YMPE is the average of the YMPE in effect for the latest calendar year from which earnings are included in Employees’ highest average earnings calculation plus the two previous years.

•
Credited service is the employee’s years of credited pensionable service in the plan. Registered DB plans are subject to a maximum annual benefit accrual under the Income Tax Act (Canada). As this is currently $2,890 for each year of credited service, participants cannot earn benefits in the registered plan on any compensation that is higher than approximately $180,000 per year.

Participants can retire between 55 and 60, but the benefit is reduced by 4.8 per cent per year for each year until they reach age 60 or 85 points, whichever is earlier. They can retire 10 years prior to normal retirement age, however the benefit is reduced by an actuarial equivalence from age 55.
Although our DB plan is non-contributory, participants can decide to make pension contributions to an enhancement account for buying ancillary or ‘add on’ benefits within the registered pension plan. The DB plan is integrated with the Canada/Québec Pension Plan benefits.

TransCanada Management information circular 2016	149

Supplemental pension plan
The DB pension plan uses a hold harmless approach, where the maximum amount allowed under the Income Tax Act (Canada) is paid from the registered pension plan and the remainder is paid from the supplemental pension plan. The supplemental pension plan is funded through a retirement compensation arrangement under the Income Tax Act (Canada). Currently there are approximately 970 participants in the supplemental pension plan (with pensionable earnings exceeding approximately $180,000 per year) including the named executives.
Contributions to the fund are subject to Board approval, and are based on an actuarial valuation of the supplemental pension plan obligations each year.
Effective 2012, solely at the discretion of the Board, our funding practice for the supplemental pension plan was revised to align it generally with the registered pension plan wherein annual funding approximates current year service cost accruals and the five-year amortization of deficits.
The DB plan does not generally recognize past service, but the committee has used its discretion in the past to grant additional years of credited service to senior executives under the supplemental pension plan. See the Defined benefit pension plan table and footnotes on page 109 for details.
All pension plan participants, including our named executives, receive the normal form of pension when they retire:

•	monthly pension for life, and 60 per cent is paid to the spouse after the employee dies, or

•	if the employee is not married, the monthly pension is paid to the employee’s beneficiary or estate for the balance of the 10 years, if the employee dies within 10 years of retirement.
Participants can choose a different form of payment, but must complete waivers, as required by law. Options include:

•	increasing the percentage of the pension value that continues after they die

•	adding a guarantee period to the pension, or

•
transferring the lump sum commuted value of the registered pension plan to a locked-in retirement account up to certain tax limits and the excess is paid in cash. Subject to company discretion, the supplemental pension plan commuted value may also be transferred and paid in cash.

Other benefits
All employees, including the named executives, receive other benefits such as traditional health and welfare programs that are based on competitive market practices and help to attract and retain talent.
Perquisites
Named executives receive a limited number of perquisites, including:

•	a flexible perquisite allowance of $4,500 that the named executive can use at his discretion

•	a limited number of luncheon and/or recreational club memberships, based on business needs

•	a reserved parking space valued at $5,877, and

•	an annual car allowance of $18,000.
All perquisites provided to the named executives have a direct cost to TransCanada and are valued on this basis.

150	TransCanada Management information circular 2016

CORPORATE PERFORMANCE
The following summarizes our corporate performance against annual objectives.
You can find definitions of these terms and more information about our financial and business performance in our 2015 MD&A on our website (www.transcanada.com) and on SEDAR (www.sedar.com).

	2015 target	2015 result	Rating (0-2.0)	Weighting	Factor
1. Maximized 2015 financial performance
Comparable earnings per share	$2.55	$2.48	1.5	20%	0.3
Funds generated from operations (millions)	$4,267	$4,513
2. Maximized the full life value of our infrastructure assets and commercial positions
Safety and asset integrity	Various targets	Exceeded	1.2	10%	0.1
Maximized long-term value of base business	$100 million of incremental long-term value	Exceeded	1.5	20%	0.3
3. Commercially developed and physically executed new asset investment programs
Advanced major projects	Various targets	Not met	0	20%	0
4. Cultivated a focused portfolio of high quality development opportunities
New opportunities	$3-$5 billion	Exceeded	2.0	15%	0.3
5. Maximized and maintained financial and organizational capacity and flexibility
Fund capital projects	Funding on compelling terms, leverage portfolio management	Exceeded	1.2	15%	0.2
Overall Corporate factor (1. + 2. + 3. + 4. + 5.)				100%	1.2
Notes
• Comparable earnings per share as reported by the company was $2.48, calculated as follows:

Net (loss)/income per common share	$(1.75)
Keystone XL impairment charge	4.08
Other asset valuation adjustments	0.18
Non-controlling interests (TC PipeLines, LP-Great Lakes impairment)	(0.28)
Restructuring costs	0.10
Bruce Power merger - debt retirement charge	0.04
Risk management activities	0.06
Alberta corporate income tax rate increase	0.05
Comparable earnings per share	$2.48

•	We calculate both Net income per share and Comparable earnings per share based on the weighted average number of our shares outstanding (709 million in 2015).

•	Funds generated from operations and Comparable earnings per share are non-GAAP measures and do not have any standardized meaning as prescribed by U.S. GAAP (see Appendix B for more information).

TransCanada Management information circular 2016	151

The Board approved a Corporate factor of 1.2, which is above target level performance. The Corporate factor was used in determining the 2015 annual incentive awards for all employees.
The Board considered the overall strong performance of the company relative to objectives set out at the beginning of the year, in the context of the significant impact of the Keystone XL permit denial and related financial implications for the company. The Board reviewed and considered how development milestones for Keystone XL had been reflected in previous years' annual compensation decisions as well as the impact on TransCanada's share price and how that has been reflected in the value of long-term incentives for employees.
The Board determined that there had been no significant impact on previous years' annual incentive awards attributable to milestones achieved on the Keystone XL project. For the 2015 annual incentive award, the Board determined that it was appropriate to reduce the major projects component of the Corporate factor calculation, which comprises of 20% of the total, to a zero rating. While milestones were met on a number of other major projects, the denial of one of the cornerstone projects of TransCanada's portfolio and related write-down of project costs is significant and has therefore been taken into account in determining the annual performance assessment.
The Board is of the view that shareholders have taken into account in the share price valuation the costs related to the project and have not ascribed any value to future earnings from Keystone XL. The resulting share price performance has negatively impacted the value of long-term incentives for employees, including the reduced payout for the 2013 ESU award discussed on page 95 and 96.

152	TransCanada Management information circular 2016

The following provides context for the performance ratings in the table above:

Key performance areas	2015 Results
Maximized 2015 financial performance
• Comparable earnings per share were slightly below target largely due to lower Western power prices, partially offset by higher U.S. gas pipelines and Bruce Power revenues
• In determining the financial performance rating, the Board excluded the impact of "non-comparable earnings" that are not related to the underlying operations of the business in the year.
• Funds generated from operations were higher than target as a result of lower pension funding requirements, realized mark-to-market positions and higher distributions from investments.

Maximized and maintained financial and organizational capacity and flexibility Maximized the full life value of our infrastructure assets and commercial positions
• We achieved some of our safety measures for both our employees and contractors, but did not meet some others mainly due to minor vehicle incidents.
• We exceeded our overall targets for asset integrity (pipeline leaks and ruptures).
• We raised over $6 billion in debt and subordinated capital at very attractive rates. We prudently managed our capital structure to preserve our solid credits ratings. A strong balance sheet and access to capital markets is critical to our ability to execute our growth portfolio.
• We secured contracts and incentive arrangements and achieved cost reductions that will add significant operating earnings and cash flows in future years.

Commercially developed and physically executed new asset investment programs Cultivated a focused portfolio of high quality development opportunities
• We placed $0.6 billion of assets into service in 2015.
• Notable progress was made in 2015 on our industry-leading portfolio of commercially secured projects, which now totals $58 billion and includes $13 billion in near term projects that are expected to drive earnings and cash flow growth as they come on stream through 2018.
• We captured over $10 billion in new pipeline and power opportunities throughout the year and advanced several key projects through the permitting phases and into construction.

TransCanada Management information circular 2016	153

PAYOUT OF 2013 EXECUTIVE SHARE UNIT AWARD
Performance multiplier
The ESU award granted in 2013 vested on December 31, 2015, and will be paid in March 2016. This award provided for a performance multiplier from 0.5 to 1.5 based on the Board’s assessment of how well we performed against pre-established targets over the course of the three-year period. ESU payouts were calculated using a performance multiplier of 0.54, based on the following result:

Measure	Period	Performance level targets for 2013 ESU award			Actual performance	Multiplier
		Threshold	Target	Maximum
Relative TSR against the peer group (see below)	January 2013 to December 2015	at or below the 25th percentile	50th percentile	at least the 75th percentile	P27	0.54

Notes

•	Relative TSR is calculated using $44.90, the twenty-day volume weighted average closing price of TransCanada shares on the TSX at December 31, 2015. Our absolute TSR performance was 9.05 per cent.
Our peer group for relative TSR for the 2013 ESU award consisted of a group of publicly-traded peer companies that represented investment opportunities for equity investors seeking exposure to the North American pipeline, power and utility sector.

2013 ESU grant peer group for relative TSR
Canadian Utilities Ltd.	Enbridge Inc.	Sempra Energy
Dominion Resources Inc.	Entergy Corporation	Southern Company
DTE Energy Co.	Exelon Corporation	Spectra Energy Corporation
Duke Energy Corporation	Fortis Inc.	TransAlta Corporation
Emera Inc.	Pacific Gas & Electric Company	Xcel Energy Inc.

154	TransCanada Management information circular 2016

Awards to named executives
The table below is a summary of the details of the original 2013 ESU award and the amount paid to each named executive when the award vested at the end of 2015.

	2013 ESU award		2013 ESU payout
	Number of ESUs granted	Value of ESU award ($)	Number of ESUs vesting (includes dividend equivalents to December 31, 2015)	Performance multiplier	Value of ESU payout ($)	% of original award
Russell K. Girling	63,856.960	3,000,000	71,823.641	0.54	1,741,436	58%
Donald R. Marchand	15,073.031	708,131	16,953.518		411,055
Alexander J. Pourbaix	26,979.566	1,267,500	30,345.500		735,757
Karl Johannson	11,880.268	558,135	13,362.410		323,985
William C. Taylor	6,385.696	308,970	7,182.380		198,411
Notes

•
Number of ESUs granted is the value of the ESU award divided by the valuation price of $46.98 (the volume-weighted average closing price of TransCanada shares on the TSX for the five trading days immediately prior to and including the grant date (January 1, 2013)).

•
Number of ESUs vesting includes an equivalent number of units for the final dividend that is declared as of December 31, 2015 but which has not been paid at the vesting date. The final dividend value is awarded in cash and has been converted to units and is reflected under Number of ESUs vesting.

•
Value of ESU payout is calculated using the valuation price of $44.90 (the volume-weighted average closing price of TransCanada shares on the TSX for the twenty trading days immediately prior to and including the vesting date (December 31, 2015)).

• The Value of ESU award for Mr. Taylor is expressed here in Canadian dollars based on the Bank of Canada's average annual exchange rate of 1.0299 for 2013. The Value of ESU payout for Mr. Taylor is split for the portion of the term that he was on assignment in the U.S. The portion of the award in U.S. dollars is expressed here in Canadian dollars based on the Bank of Canada's average annual exchange rate of 1.2787 for 2015.
EXECUTIVE PROFILES
This next section profiles each of the named executives, including their key results in 2015, details of their compensation for 2015 and the two previous fiscal years, and their share ownership as at December 31, 2015.

TransCanada Management information circular 2016	155

Russell K. Girling
PRESIDENT AND CHIEF EXECUTIVE OFFICER

Mr. Girling is responsible for our overall leadership and vision in developing with our Board our strategic direction, values and business plans. This includes overall responsibility for operating and growing our business while managing risk to create long-term sustainable value for our shareholders.

2015 Key results
•  Record earnings and funds generated from operations
• Secured approximately $10 billion of contracted or rate-regulated new infrastructure projects that support future growth
• Advanced development of major projects including Energy East, B.C. west coast LNG-related projects
• Led Business Transformation organizational restructuring that improved efficiency and effectiveness
• Provided visible leadership consistent with TransCanada's values
• Keystone XL permit denial

• Mr. Girling’s short-term incentive award was based 100 per cent on corporate performance.
• The short-term incentive award for 2015 performance was based on Mr. Girling’s target of 100 per cent of base salary.
• Mr. Girling’s 2015 short-term and long-term incentive awards as a percentage of 2015 base salary were 120 per cent and 431 per cent, respectively.

Compensation (as at December 31)		2015	2014	2013
Fixed
Base salary		$1,300,008	$1,300,008	$1,300,008
Variable
Short-term incentive		1,560,000	1,690,000	1,950,000
Long-term incentive
ESUs		2,800,000	2,437,500	3,000,000
Stock options		2,800,000	2,437,500	2,200,000
Total direct compensation		$8,460,008	$7,865,008	$8,450,008
Change from last year		8%	-7%	~~—~~
2015 Pay mix

Short-term incentive is attributed to the noted financial year, and is paid by March 15 of the following year.
Share ownership is based on the 20-day volume-weighted average closing price on the TSX of $44.90 for TransCanada shares as at December 31, 2015.
Share ownership
Minimum level of ownership	Minimum value	Ownership under the guidelines
		TransCanada shares	Total ownership as a multiple of base salary
5x	$6,500,040	$6,651,755	5.1x

Photo of Russell K. Girling

Russell Girling Pay mix: Base salary (15%), Short-term incentive (18%), Long-term incentive (67% - ESU’s 33.5%, Stock Option 33.5%)

156	TransCanada Management information circular 2016

Donald R. Marchand
EXECUTIVE VICE-PRESIDENT, CORPORATE DEVELOPMENT AND CHIEF FINANCIAL OFFICER (Executive Vice-President and Chief Financial Officer to September 30, 2015)

Mr. Marchand is responsible for all corporate financial affairs of the company including financial reporting, taxation, finance, treasury, risk management and investor relations. He is also responsible for our corporate strategy process and corporate development activities.

2015 Key results
• Maintained “A” grade credit rating
• Completed over $6 billion of financing on favorable terms
• Maintained excellent communication with the investment community
• Establishment of Normal Course Issuer Bid program and repurchase of common shares
• Oversaw strong financial control environment

• Mr. Marchand’s short-term incentive award was based on a combination of corporate performance (50 per cent) and functional unit performance (50 per cent).
• The short-term incentive award for 2015 performance was based on Mr. Marchand’s target of 65 per cent of base salary.
• Mr. Marchand’s 2015 short-term and long-term incentive awards as a percentage of 2015 base salary were 78 per cent and 325 per cent, respectively.

Compensation (as at December 31)		2015	2014	2013
Fixed
Base salary		$575,004	$530,004	$515,004
Variable
Short-term incentive		448,550	465,100	525,000
Long-term incentive
ESUs		934,375	861,250	708,131
Stock options		934,375	861,250	708,130
Total direct compensation		$2,892,304	$2,717,604	$2,456,265
Change from last year		6%	11%	~~—~~
2015 Pay mix

Short-term incentive is attributed to the noted financial year, and is paid by March 15 of the following year.
Share ownership is based on the 20-day volume-weighted average closing price on the TSX of $44.90 for TransCanada shares as at December 31, 2015.
Share ownership
Minimum level of ownership	Minimum value	Ownership under the guidelines
		TransCanada shares	Total ownership as a multiple of base salary
2x	$1,150,008	$927,948	1.6x
Per the amendments approved in 2015 (page 83), Mr. Marchand has until the end of 2020 to replace the value previously satisfied through unvested ESUs.

Photo of Donald R. Marchand

Don Marchand Pay mix: Base salary (20%), Short-term incentive (16%), Long-term incentive (64% - ESU’s 32%, Stock Option 32%)

TransCanada Management information circular 2016	157

Alexander J. Pourbaix
CHIEF OPERATING OFFICER (Executive Vice-President and President, Development to September 30, 2015)

Mr. Pourbaix is accountable for the profitability and growth of all of TransCanada's business units as well as the operations and projects centre of excellence.

2015 Key results
• Fostered safety culture
• Placed $0.6 billion of assets into service in 2015
• Advanced major projects, including Energy East and B.C. west coast LNG-related projects
• Leadership on Business Transformation organizational restructuring that improved efficiency and effectiveness
• Keystone XL permit denial

• Mr. Pourbaix’s short-term incentive award was based on a combination of corporate performance (50 per cent) and business unit performance (50 per cent).
• The short-term incentive award for 2015 performance was based on Mr. Pourbaix’s target of 75 per cent of base salary.
• Mr. Pourbaix’s 2015 short-term and long-term incentive awards as a percentage of 2015 base salary were 94 per cent and 400 per cent, respectively.

Compensation (as at December 31)		2015	2014	2013
Fixed
Base salary		$800,004	$800,004	$780,000
Variable
Short-term incentive		750,050	810,050	975,000
Long-term incentive
ESUs		1,600,000	1,400,000	1,267,500
Stock options		1,600,000	1,400,000	1,267,500
Total direct compensation		$4,750,054	$4,410,054	$4,290,000
Change from last year		8%	3%	~~—~~
2015 Pay mix

Short-term incentive is attributed to the noted financial year, and is paid by March 15 of the following year.
Share ownership is based on the 20-day volume-weighted average closing price on the TSX of $44.90 for TransCanada shares as at December 31, 2015.
Share ownership
Minimum level of ownership	Minimum value	Ownership under the guidelines
		TransCanada shares	Total ownership as a multiple of base salary
2x	$1,600,008	$2,739,618	3.4x

Photo of Alexander J. Pourbaix

Alexander Pourbaix Pay mix: Base salary (17%), Short-term incentive (16%), Long-term incentive (67% - ESU’s 33.5%, Stock Option 33.5%)

158	TransCanada Management information circular 2016

Karl Johannson
EXECUTIVE VICE-PRESIDENT AND PRESIDENT, NATURAL GAS PIPELINES

Mr. Johannson is responsible for the profitability and growth of our natural gas pipeline and regulated natural gas storage businesses in Canada, the United States and Mexico.

2015 Key results
• Strong financial results from natural gas pipeline business
• Awarded the contract to build, own and operate the Tuxpan-Tula pipeline in Mexico
• NEB approval of the NGTL System's $1.7 billion North Montney Mainline Project
• NEB approval of the Kings North Connection Project which enables shippers to source growing supplies of Marcellus gas
• Agreement with eastern LDC's that resolves their issues with Energy East and the Eastern Mainline Project
• NEB approval, as filed, of compliance filing for LDC settlement tolls
• 2.7 BCF/d of new firm natural gas transportation service that will require a further $600 million expansion of the NGTL system

• Mr. Johannson’s short-term incentive award was based on a combination of corporate performance (50 per cent) and business unit performance (50 per cent).
• The short-term incentive award for 2015 performance was based on Mr. Johannson’s target of 65 per cent of base salary.
• Mr. Johannson’s 2015 short-term and long-term incentive awards as a percentage of 2015 base salary were 85 per cent and 300 per cent, respectively.

Compensation (as at December 31)		2015	2014	2013
Fixed
Base salary		$575,004	$550,008	$475,008
Variable
Short-term incentive		485,900	518,400	500,000
Long-term incentive
ESUs		862,500	756,250	558,135
Stock options		862,500	756,250	558,134
Total direct compensation		$2,785,904	$2,580,908	$2,091,277
Change from last year		8%	23%	~~—~~
2015 Pay mix

Short-term incentive is attributed to the noted financial year, and is paid by March 15 of the following year.
Share ownership is based on the 20-day volume-weighted average closing price on the TSX of $44.90 for TransCanada shares as at December 31, 2015.
Share ownership
Minimum level of ownership	Minimum value	Ownership under the guidelines
		TransCanada shares	Total ownership as a multiple of base salary
2x	$1,150,008	$1,221,370	2.1x

Photo of Karl Johannson

Karl Johannson Pay mix: Base salary (21%), Short-term incentive (17%), Long-term incentive (62% - ESU’s 31%, Stock Option 31%)

TransCanada Management information circular 2016	159

William C. Taylor
EXECUTIVE VICE-PRESIDENT AND PRESIDENT, ENERGY

Mr. Taylor is responsible for the profitability and growth of our power and non-regulated gas storage business in Canada and the United States.

2015 Key results
• Lower than targeted financial results due largely to lower Western power prices
• Agreement to extend the operating life of the Bruce Power facility to 2064 and acquired additional ownership interest in this facility
• Acquisition of Ironwood power plant
• Agreement allowing for dispatch of up to 570 MW of firm peak winter capacity for a term of 20 years

• Mr. Taylor’s short-term incentive award was based on a combination of corporate performance (50 per cent) and functional unit performance (50 per cent).
• The short-term incentive award for 2015 performance was based on Mr. Taylor's target of 65 per cent of base salary.
• Mr. Taylor's 2015 short-term and long-term incentive awards as a percentage of 2015 base salary were 85 per cent and 260 per cent, respectively.

Compensation (as at December 31)		2015	2014	2013
Fixed
Base salary		$450,000	$400,008	$365,623
Variable
Short-term incentive		380,250	355,713	504,651
Long-term incentive
ESUs		585,000	441,800	308,970
Stock options		585,000	441,800	154,485
Total direct compensation		$2,000,250	$1,639,321	$1,333,729
Change from last year		22%	23%	~~—~~

The values provided to Mr. Taylor in U.S. dollars have been expressed in Canadian dollars based on the Bank of Canada's average annual exchange rate for the financial year noted, namely 1.0299 for 2013, 1.1045 for 2014, and 1.2787 for 2015.

2015 Pay mix

Short-term incentive is attributed to the noted financial year, and is paid by March 15 of the following year.
Share ownership is based on the 20-day volume-weighted average closing price on the TSX of $44.90 for TransCanada shares as at December 31, 2015.
Share ownership
Minimum level of ownership	Minimum value	Ownership under the guidelines
		TransCanada shares	Total ownership as a multiple of base salary
2x	$900,000	$452,143	1.0x
Per the amendments approved in 2015 (page 83), Mr. Taylor has until the end of 2020 to replace the value previously satisfied through unvested ESUs.

Photo of Bill Taylor

Bill Taylor Pay mix: Base salary (22%), Short-term incentive (19%), Long-term incentive (59% - ESU’s 29.5%, Stock Option 29.5%)

160	TransCanada Management information circular 2016

Executive compensation – 2015 details
All amounts are in Canadian dollars, unless otherwise indicated.
SUMMARY COMPENSATION TABLE
The table below is a summary of the compensation awarded to our named executives for the last three fiscal years ended December 31, 2015, 2014 and 2013.

					Non-equity incentive plan compensation
Name and principal position	Year	Salary ($)	Share- based awards ($)	Option- based awards ($)	Annual incentive plans ($)	Long-term incentive plans ($)	Pension value ($)	All other compensation ($)	Total compensation ($)

Russell K. Girling	2015	1,300,008	2,800,000	2,800,000	1,560,000	—	326,000	13,000	8,799,008
President & Chief Executive Officer	2014	1,300,008	2,437,500	2,437,500	1,690,000	—	224,000	13,000	8,102,008
	2013	1,300,008	3,000,000	2,200,000	1,950,000	—	217,000	33,001	8,700,009

Donald R. Marchand	2015	567,504	934,375	934,375	448,550	—	454,000	13,829	3,352,633
Executive Vice-President, Corporate Development & Chief Financial Officer	2014	527,504	861,250	861,250	465,100	—	165,000	23,102	2,903,206
	2013	505,838	708,131	708,130	525,000	—	476,000	6,717	2,929,816

Alexander J. Pourbaix	2015	800,004	1,600,000	1,600,000	750,050	—	179,000	20,308	4,949,362
Chief Operating Officer	2014	796,670	1,400,000	1,400,000	810,050	—	725,000	19,967	5,151,687
	2013	777,500	1,267,500	1,267,500	975,000	—	204,000	52,775	4,544,275

Karl Johannson	2015	570,838	862,500	862,500	485,900	—	301,000	12,055	3,094,793
Executive Vice-President & President, Natural Gas Pipelines	2014	537,508	756,250	756,250	518,400	—	580,000	43,741	3,192,149
	2013	473,340	558,135	558,134	500,000	—	142,000	8,310	2,239,919

William C. Taylor	2015	441,668	585,000	585,000	380,250	—	530,000	385,819	2,907,737
Executive Vice-President & President, Energy	2014	421,546	441,800	441,800	355,713	—	848,000	369,868	2,878,727
	2013	364,646	308,970	154,485	504,651	—	79,000	91,672	1,503,424

Notes

•
Mr. Marchand was appointed Executive Vice-President, Corporate Development and Chief Financial Officer on October 1, 2015. Amounts shown for 2015 include compensation earned for three months in his new position and nine months in his previous position as Executive Vice-President and Chief Financial Officer.

•
Mr. Pourbaix was appointed Chief Operating Officer on October 1, 2015. Amounts shown for 2015 include compensation earned for three months in his new position and nine months in his previous position as Executive Vice-President and President, Development.

•
The values provided to Mr. Taylor in U.S. dollars have been expressed in Canadian dollars based on the Bank of Canada's average annual exchange rate for the financial year noted, namely 1.0299 for 2013, 1.1045 for 2014, and 1.2787 for 2015.

•	Salary is the actual base salary earned during each of the three years.

•
Share-based awards is the long-term incentive compensation that was awarded as ESUs. The number of ESUs granted is the value of the ESU award divided by the volume-weighted average closing price of TransCanada shares for the five trading days (twenty for the 2015 grant) immediately prior to and including the grant date: $54.64 in 2015, $48.55 in 2014, and $46.98 in 2013.

•
Option-based awards is the long-term incentive compensation that was awarded as stock options. The exercise price is the closing market price of TransCanada shares on the TSX on the trading day immediately prior to the grant date: $56.58 in 2015, $49.03 in 2014, and $47.09 in 2013. See Stock option valuation below for more information.

•	Annual incentive plans is the short-term incentive award, paid as an annual cash bonus and attributable to the noted financial year. Payments are made in the first quarter of the following year.

•	There are no long-term non-equity incentive plans.

•
Pension value includes the annual compensatory value from the DB pension plan. The annual compensatory value is the compensatory change in the accrued obligation and includes the service cost to TransCanada in 2015, plus compensation changes that were higher or lower than the base salary assumptions, and plan changes. See Retirement benefits below for more information.

TransCanada Management information circular 2016	161

•	All other compensation includes other compensation not reported in any other column for each named executive and includes:

•
payments to the named executives by any of our subsidiaries and affiliates (including directors’ fees paid by affiliates and amounts paid for serving on management committees of entities that we hold an interest in). These include:

	2015	2014	2013

Mr. Pourbaix	$ —	$12,000	$45,000
Mr. Taylor	48,000	31,500	—

•	matching contributions we made on behalf of the named executives under the employee stock savings plan:

	2015	2014	2013

Mr. Girling	$13,000	$13,000	$13,000
Mr. Marchand	5,675	5,275	5,058
Mr. Pourbaix	8,000	7,967	7,775
Mr. Johannson	5,708	5,375	4,733

•	cash payments if the named executive elected to receive payment in lieu of vacation entitlement from the previous year:

	2015	2014	2013

Mr. Girling	$ —	$ —	$20,001
Mr. Marchand	8,154	17,827	1,659
Mr. Pourbaix	12,308	—	—
Mr. Johannson	6,346	38,366	3,577
Mr. Taylor	22,309	1,508	300

•	payments, taxes, and gross-ups related to relocation, pension, and financial counseling made on behalf of a named executive include:

	2015	2014	2013

Mr. Taylor	$315,510	$336,860	$91,372

•	Perquisites in 2015, 2014, and 2013 are not included because they are less than $50,000 and 10 per cent of each named executive's total base salary.

162	TransCanada Management information circular 2016

Additional notes to the summary compensation table
Stock option valuation
The amount under Option-based awards is calculated using the grant date fair value of the stock option award, as determined by the committee.
The committee and Board have approved the Binomial valuation model as the methodology to determine stock option awards. The Binomial valuation model is a generally accepted valuation method for stock options. The Binomial valuation model is used to calculate TransCanada’s accounting value, which we use for both compensation and financial reporting purposes. Each year, the committee and Board review the valuation as prepared by management’s independent consultant. The value takes into account the historic and implied volatility of the underlying shares, dividend yield, risk-free interest rate, option term, vesting period, and expected life based on historical stock option exercise activity for TransCanada plan participants.
The table below is a summary of the final compensation value using the Binomial valuation model for the stock option awards granted in 2015, 2014 and 2013:

Grant date	Exercise price ($)	Compensation value of each stock option ($)
February 19, 2015	56.58	6.45
February 25, 2014	49.03	5.54
February 15, 2013	47.09	5.74
Total stock option exercises in 2015 (supplemental table)
The table below shows for each named executive:
• the number of stock options exercised in 2015, and
• the total value they realized when the options were exercised.

	Total stock options exercised (#)	Total value realized ($)
Russell K. Girling	83,857	1,388,367
Donald R. Marchand	—	—
Alexander J. Pourbaix	120,929	1,841,535
Karl Johannson	18,000	308,946
William C. Taylor	15,000	215,550

TransCanada Management information circular 2016	163

INCENTIVE PLAN AWARDS
Outstanding option-based and share-based awards
The table below shows all outstanding option-based and share-based awards previously granted to the named executives that were still outstanding at the end of 2015. Year-end values are based on $45.19, the closing price of TransCanada shares on the TSX at December 31, 2015.

	Option-based awards				Share-based awards
Name	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the-money options ($)	Number of shares or units of shares that have not vested (#)	Market or payout value of share-based awards that have not vested ($)	Market or payout value of vested share-based awards not paid out or distributed ($)
Russell K. Girling	100,000	31.97	23-Feb-2016	1,322,000	107,773	2,435,131	—
	100,000	31.93	14-Sept-2016	1,326,000
	133,080	35.08	26-Feb-2017	1,345,439
	100,000	36.90	16-Jun-2017	829,000
	158,172	37.93	18-Feb-2018	1,148,329
	385,475	41.95	17-Feb-2019	1,248,939
	383,275	47.09	15-Feb-2020	—
	439,982	49.03	25-Feb-2021	—
	434,109	56.58	19-Feb-2022	—
Donald R. Marchand	47,500	36.26	29-Jul-2017	424,175	37,030	836,693	—
	30,756	37.93	18-Feb-2018	223,289
	96,369	41.95	17-Feb-2019	312,236
	123,368	47.09	15-Feb-2020	—
	155,460	49.03	25-Feb-2021	—
	144,864	56.58	19-Feb-2022	—
Alexander J. Pourbaix	95,057	35.08	26-Feb-2017	961,026	61,744	1,395,106	—
	27,500	36.26	29-Jul-2017	245,575
	97,540	37.93	18-Feb-2018	708,140
	213,687	41.95	17-Feb-2019	692,346
	220,819	47.09	15-Feb-2020	—
	252,708	49.03	25-Feb-2021	—
	248,062	56.58	19-Feb-2022	—
Karl Johannson	19,011	35.08	26-Feb-2017	192,201	33,319	752,843	—
	18,348	37.93	18-Feb-2018	133,206
	32,899	41.95	17-Feb-2019	106,593
	48,450	45.29	2-Nov-2019	—
	97,236	47.09	15-Feb-2020	—
	136,507	49.03	25-Feb-2021	—
	133,721	56.58	19-Feb-2022	—
William C. Taylor	15,209	35.08	26-Feb-2017	153,763	20,083	453,775	—
	16,487	37.93	18-Feb-2018	119,696
	26,071	41.95	17-Feb-2019	84,470
	26,132	47.09	15-Feb-2020	—
	72,202	49.03	25-Feb-2021	—
	90,698	56.58	19-Feb-2022	—

164	TransCanada Management information circular 2016

Notes

•	Value of unexercised in-the-money options is based on outstanding vested and unvested stock options and the difference between the option exercise price and year-end closing price of our shares.

•	Number of shares or units of shares that have not vested includes the amount of the grant, plus reinvested units earned as dividend equivalents of all outstanding ESUs as at December 31, 2015.

•
Market or payout value of share-based awards that have not vested is the minimum payout value of all outstanding ESUs as at December 31, 2015. The value is calculated by multiplying 50 per cent of the number of units that have not vested by the year-end closing price of our shares.

•
No value is shown for Market or payout value of vested share-based awards not paid out or distributed. The ESU award granted in 2013 vested on December 31, 2015, and will be paid in March 2016. These awards are shown in the next table.

Incentive plan awards – value vested during the year
The table below shows the total value of all option-based and share-based awards previously granted to the named executives that vested in 2015. It also shows the total amount they earned from non-equity incentive plan awards in 2015.

Name	Option-based awards – value vested during the year ($)	Share-based awards – value vested during the year ($)	Non-equity incentive plan compensation – value earned during the year ($)
Russell K. Girling	4,000,666	1,741,436	1,560,000
Donald R. Marchand	1,173,907	411,055	448,550
Alexander J. Pourbaix	2,261,370	735,757	750,050
Karl Johannson	734,682	323,985	485,900
William C. Taylor	348,507	198,411	380,250
Notes

•	Option-based awards is the total value the named executives would have realized if they had exercised the stock options on the vesting date.

•	Share-based awards is the payout value of the 2013 ESU awards for the named executives. See the Payout of 2013 executive share unit award section for more information.

•	Non-equity incentive plan compensation is the short-term incentive award for 2015. This amount is shown under Annual incentive plans in the Summary compensation table on page 102.

TransCanada Management information circular 2016	165

Value of outstanding options at vesting (supplemental table)
The next table shows the details by grant for calculating the total value of the option-based awards in the table above. Stock options vest one third each year, beginning on the first anniversary of the grant date. The share price on vesting date is the closing price for TransCanada shares on the TSX on the vesting date or the first trading day following that date.

Name	Grant date	Total number of securities under options granted (#)	Option exercise price ($)	Number of options that vested during the year (#)	Share price on vesting date ($)	Value at vesting ($)
Russell K. Girling	25-Feb-2014	439,982	49.03	146,661	54.49	800,769
	15-Feb-2013	383,275	47.09	127,759	57.00	1,266,092
	17-Feb-2012	385,475	41.95	128,492	57.00	1,933,805
Donald R. Marchand	25-Feb-2014	155,460	49.03	51,820	54.49	282,937
	15-Feb-2013	123,368	47.09	41,122	57.00	407,519
	17-Feb-2012	96,369	41.95	32,123	57.00	483,451
Alexander J. Pourbaix	25-Feb-2014	252,708	49.03	84,236	54.49	459,929
	15-Feb-2013	220,819	47.09	73,607	57.00	729,445
	17-Feb-2012	213,687	41.95	71,229	57.00	1,071,996
Karl Johannson	25-Feb-2014	136,507	49.03	45,502	54.49	248,441
	15-Feb-2013	97,236	47.09	32,412	57.00	321,203
	2-Nov-2012	48,450	45.29	16,150	44.22	—
	17-Feb-2012	32,899	41.95	10,966	57.00	165,038
William C. Taylor	25-Feb-2014	72,202	49.03	24,067	54.49	131,406
	15-Feb-2013	26,132	47.09	8,710	57.00	86,316
	17-Feb-2012	26,071	41.95	8,690	57.00	130,785

166	TransCanada Management information circular 2016

EQUITY COMPENSATION PLAN INFORMATION
Securities authorized for issue under equity compensation plans
The table below shows the:
• number of shares to be issued under the stock option plan when outstanding options are exercised
• weighted average exercise price of the outstanding options, and
• number of shares available for future issue under the option plan.

at December 31, 2015 Plan category	Number of securities to be issued upon exercise of outstanding options (#)	Weighted-average exercise price of outstanding options ($)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in the first column) (#)
Equity compensation plans approved by security holders	9,819,819	46.62	6,123,649
Equity compensation plans not approved by security holders	N/A	N/A	N/A
Total	9,819,819	46.62	6,123,649
Stock option grants as a percentage of outstanding shares

					Dilution	Overhang	Burn rate
Effective date	Total number of shares outstanding (A)	Total number of options outstanding (B)	Total reserve (C)	Total options granted during year (D)	Options outstanding as a % of shares outstanding (B / A)	% of stock options outstanding plus total reserve divided by total shares outstanding ((B + C) / A)	Grant as a % of shares outstanding (D / A)
Dec 31, 2013	707,441,313	7,393,698	10,507,290	1,939,199	1.05	2.53	0.27
Dec 31, 2014	708,662,996	8,464,305	8,215,001	2,292,289	1.19	2.35	0.32
Dec 31, 2015	702,614,096	9,819,819	6,123,649	2,214,028	1.40	2.27	0.32

TransCanada Management information circular 2016	167

RETIREMENT BENEFITS
All of the named executives participate in our DB plan. The table below shows their benefits under the DB plan.
Defined benefit pension plan

at December 31, 2015		Annual benefits
Name	Number of years of credited service	At year end ($)	At age 65 ($)	Opening present value of defined benefit obligation ($)	Compensatory change ($)	Non- compensatory change ($)	Closing present value of defined benefit obligation ($)
Russell K. Girling	20.00	885,000	1,398,000	13,610,000	326,000	330,000	14,266,000
Donald R. Marchand	21.92	314,000	479,000	5,025,000	454,000	105,000	5,584,000
Alexander J. Pourbaix	20.00	442,000	770,000	7,275,000	179,000	154,000	7,608,000
Karl Johannson	20.00	275,000	419,000	4,780,000	301,000	166,000	5,247,000
William C. Taylor	19.75	182,000	314,000	3,549,000	530,000	13,000	4,092,000
Notes

•
In 2004, the committee approved arrangements for Mr. Girling, Mr. Pourbaix, Mr. Johannson and Mr. Taylor to receive additional credited service to recognize their high potential and to retain them as employees. The credited service was received for years when they were not formally enrolled in the pension plan, but were employees of TransCanada. Messrs. Girling, Pourbaix and Johannson each received an additional three years of credited service on September 8, 2007 after maintaining continuous employment with us of the same duration. Mr. Taylor received an additional 2.08 years of credited service. The additional credited service is recognized only in the supplemental pension plan for earnings exceeding the maximum set under the Income Tax Act (Canada).

•	Annual benefits at year end is the annual lifetime benefit payable at age 60, based on the years of credited service and the actual pensionable earnings history, as of December 31, 2015.

•	Annual benefits at age 65 is the annual lifetime benefit payable at age 65, based on the years of credited service at age 65 and the actual pensionable earnings history, as of December 31, 2015.

•
Opening and closing present value of defined benefit obligation is at December 31, 2014 and December 31, 2015, respectively. It represents actuarial assumptions and methods that are consistent with those used for calculating the pension obligations disclosed in our 2014 and 2015 consolidated financial statements. These assumptions reflect our best estimate of future events, and the values in the above table may not be directly comparable to similar estimates of pension obligations that may be disclosed by other corporations.

•
Compensatory change in the present value of the obligation includes the service cost to TransCanada in 2015, plus compensation changes that were higher or lower than the base salary assumption, and plan changes.

•	Non-compensatory change in the present value of the obligation includes the interest on the accrued obligation at the start of the year and changes in assumptions in the year.
Accrued pension obligations
Our accrued obligation for the supplemental pension plan was approximately $343 million at December 31, 2015. The current service costs were approximately $9 million and the interest costs were approximately $14 million for a total of $23 million.
The accrued pension obligation is calculated using the method prescribed by U.S. GAAP and is based on management’s best estimate of future events that affect the cost of pensions, including assumptions about future base salary adjustments and short-term incentive awards.
You can find more information about the accrued obligations and assumptions in Note 22 Employee post-retirement benefits to our 2015 consolidated financial statements, which are available on our website (www.transcanada.com) and on SEDAR (www.sedar.com).

168	TransCanada Management information circular 2016

TERMINATION AND CHANGE OF CONTROL
Termination
We have an employment agreement with each named executive that outlines the terms and conditions that apply if the executive leaves TransCanada. The table on the following page is a summary of the material terms and provisions if the executive resigns, is terminated, retires or dies. These do not apply when there is a change of control.
The general terms and provisions of ESUs are discussed under each event, however, the committee can use its discretion to decide how to treat unvested ESUs upon termination for executives who have an employment agreement. Each employment agreement includes a non-competition provision that applies for 12 months following the executive’s separation date.
Like all other employees, the named executives are eligible for retiree benefits if they are 55 or older with 10 or more years of continuous service on the separation date. Retiree benefits include:
• a health spending account that can be used to pay for eligible health and dental expenses and/or to purchase private health insurance

•	a security plan that provides a safety net if there are significant medical expenses, and
• life insurance that provides a death benefit of $10,000 to a designated beneficiary.
The employee stock plan, spousal and dependent life insurance, accident insurance and disability insurance end at the separation date.

TransCanada Management information circular 2016	169

Compensation on termination
The table below shows how each named executive’s compensation is treated if he leaves TransCanada.

Base salary	Resignation	Payments end.
	Termination without cause	Severance allowance includes a lump-sum payment of the base salary as of the separation date multiplied by the notice period.
Termination with cause
	Retirement	Payments end.
Death
Short-term incentive	Resignation	Not paid.
	Termination without cause	Year of separation: Equals the average bonus pro-rated by the number of months in the current year prior to the separation date.
Years after separation: Equals the average bonus multiplied by the notice period.
	Termination with cause	Not paid.
	Retirement	Year of separation: Equals the average bonus pro-rated by the number of months in the current year prior to the separation date.
Death
ESUs	Resignation	Vested units are paid out; unvested units are forfeited.
	Termination without cause	Vested units are paid out.
Unvested units are forfeited, however the original grant value is generally paid out on a pro rata basis.
	Termination with cause	Vested units are paid out, unvested units are forfeited.
	Retirement	Vested units are paid out. Unvested units continue to vest and the value is assessed at the end of the term. The award is pro-rated for the period of employment up to the retirement date.
	Death	Vested units are paid out.
Unvested units are forfeited, however the original grant value is generally paid out on a pro rata basis.
Stock options	Resignation	Grants after January 1, 2010
Vested stock options must be exercised by their expiry date or six months from the separation date (whichever is earlier).
No stock options vest after the last day of employment.
Grants before 2010
Outstanding stock options continue to vest for six months from the separation date and must be exercised by their expiry date or six months from the separation date (whichever is earlier).
	Termination without cause	Vested stock options must be exercised by the earlier of i) their expiry date or ii) the later of a) the end of the notice period, and b) six months following the separation date.
No stock options vest after the last day of the notice period.
	Termination with cause	Grants after January 1, 2010
Vested stock options must be exercised by their expiry date or six months from the separation date (whichever is earlier).
No stock options vest after the last day of employment.
Grants before 2010
Outstanding stock options must be exercised by their expiry date or six months from the separation date (whichever is earlier).

170	TransCanada Management information circular 2016

Stock options (continued)	Retirement
Grants after January 1, 2012
Outstanding stock options continue to vest and must be exercised by their expiry date or three years from the separation date (whichever is earlier). If there is less than six months between the vesting date and the expiry date, the expiry date is extended for six months from the final vesting date of the options.

Grants before 2012 Outstanding stock options vest immediately and must be exercised by their expiry date or three years from the separation date (whichever is earlier).
	Death	Outstanding stock options vest immediately and must be exercised by their expiry date or the first anniversary of death (whichever is earlier).
Pension	Resignation
	Termination without cause	Paid as a commuted value or monthly benefit according to the Registered Plan, the Supplemental Plan, or both, as applicable.
Termination with cause
	Retirement	For termination without cause, credited service is provided for the applicable notice period.
Death
Benefits	Resignation	Coverage ends, or retiree benefits begin if eligible.
	Termination without cause	Coverage continues during the notice period (or an equivalent lump-sum payout is made). Retiree benefits eligibility is determined at the end of the notice period.
	Termination with cause	Coverage continues during the notice period (or an equivalent lump-sum payout is made). Once the notice period ends, coverage ends and retiree benefits begin if eligible.
	Retirement	Coverage ends, or retiree benefits begin if eligible.
	Death	Coverage continues to eligible dependents for a specified period of time after death.
Perquisites	Resignation	Payments end.
	Termination without cause	A lump-sum cash payment equal to the corporate cost of the perquisite package in the one-year period preceding the separation date multiplied by the notice period.
Termination with cause
	Retirement	Payments end.
Death
Other	Resignation	–
	Termination without cause	Out-placement services.
	Termination with cause	–
	Retirement	–
	Death	–
Notes

•
Resignation includes voluntary resignation but not resignation as a result of constructive dismissal. If a named executive resigns because of constructive dismissal, it is treated as termination without cause.

•	The short-term incentive award is not paid on resignation unless the Board uses its discretion.

•	Average bonus equals the average short-term incentive award paid to the named executive for the three years preceding the separation date.

•	The notice period is currently two years for each named executive.

TransCanada Management information circular 2016	171

Change of control
In 2015, amendments were made to the employment agreements for all named executives, including the CEO, as well as to the stock option plan and the ESU plan to provide for consistency in the definition of change of control and in termination benefits. These amendments were made to align with market practices and as part of our commitment to strong corporate governance.
Under the terms of the employment agreements, the stock option plan and ESU plan, a change of control includes an event where another entity becomes the beneficial owner of:
• more than 50% of the voting shares of TransCanada, or
• more than 50% of the voting shares of TCPL (not including the voting shares held by TransCanada).
Other events can also constitute a change of control including a merger where TransCanada is not the surviving entity, a sale of all or substantially all of TCPL’s assets or if the incumbent board ceases to be a majority of the board.
The following is a summary of the terms and provisions that apply to the compensation of the named executives if there is a change of control and there has been a termination without cause or a constructive dismissal within two years of the change of control (‘double trigger’). Upon a double trigger for the named executives, a two year notice period applies which provides for:
• payment of a severance allowance equal to the annual compensation during the notice period which is composed of base salary and the three year average of annual incentive compensation
• a pensionable service credit of two years under the supplemental pension plan
• continuation of health, dental, life and accident insurance benefits during the notice period or cash payment in lieu of such benefits
• a cash payment in lieu of perquisites during the notice period
• professional out-placement services to a maximum of $25,000
• accelerated vesting and payment of ESUs, and
• accelerated vesting of stock options.
If, for any reason, we are unable to implement accelerated vesting (for example, our shares stop trading), we will pay the named executive a cash amount. This would be equal to the net amount of the compensation the named executive would have received if, on the date of a change of control, he had exercised all vested options and unvested options that would have had accelerated vesting.

172	TransCanada Management information circular 2016

Separation and other payments
The table below is a summary of the incremental payments that would be made to each named executive under the different separation events, with and without a deemed change of control. All payments have been calculated using December 31, 2015 as the separation date and the date of a change of control as if it applies. These amounts would be paid under the terms of the employment agreements as amended in February 2015.
They do not include certain amounts that would be provided under normal course, such as the value of:
• any stock options or ESUs vesting as part of normal employment
• pension benefits that would normally be provided following resignation, or
• retiree benefits.

	Without a change of control				With a change of control
Name	Termination with cause ($)	Termination without cause ($)	Retirement ($)	Death ($)	Termination without cause ($)
Russell K. Girling	_	13,742,459	3,474,769	6,033,103	16,017,192
Donald R. Marchand	_	4,492,904	890,605	1,776,230	5,267,191
Alexander J. Pourbaix	_	7,772,804	1,580,790	3,047,457	8,459,544
Karl Johannson	_	4,976,628	825,419	1,617,085	5,114,293
William C. Taylor	_	3,213,769	611,949	1,092,195	3,664,499
Notes

•
Termination without cause following a change of control also applies if the named executive resigns because of constructive dismissal and the separation date is within two years of the date of a change of control.

•	There are no incremental payments that would be made to each named executive in the event of a change of control without termination.

•	The amounts from share-based compensation include the payouts of outstanding 2013 ESU awards for some separation events:

•
include additional units from reinvested dividends up to and including an equivalent number of units for the final dividend that is declared as of December 31, 2015, based on $44.90, the twenty-day volume-weighted average closing price of TransCanada shares on the TSX at December 31, 2015, and

•	include the performance multiplier of 0.54 as determined by the committee and the Board.

•	ESUs and stock options continue to vest under the Retirement scenario provided the named executive is age 55 or over.

•
The values provided to Mr. Taylor in U.S. dollars have been expressed here in Canadian dollars based on the Bank of Canada's average annual exchange rate for the financial year noted, namely 1.0299 for 2013, 1.1045 for 2014, and 1.2787 for 2015.

Every year the committee reviews the severance amounts calculated for each named executive under his employment agreement. The data represents the total value to be paid to the executive if he is terminated without cause and with and without a deemed change of control.

TransCanada Management information circular 2016	173

Other information
SHARE REPURCHASE PROGRAM
On November 19, 2015, we announced that the Toronto Stock Exchange (“TSX”) had approved a Normal Course Issuer Bid (NCIB), which allowed for the repurchase of up to 21.3 million common shares between November 23, 2015 and November 22, 2016, representing approximately 3% of outstanding common shares. The price paid for any TransCanada Corporation common shares repurchased under this NCIB is at prevailing market prices plus brokerage fees, or such other prices as may be permitted by the TSX. The Board believes that the NCIB is an appropriate use of TransCanada's funds.
As at December 31, 2015, the Company had repurchased 6.9 million common shares for $299 million under the NCIB.
Shareholders may obtain, free of charge, a copy of the notice of intent regarding this NCIB, which was approved by the Toronto Stock Exchange, by writing to the Corporate Secretary.
LOANS TO DIRECTORS AND EXECUTIVES
As of the date of this circular, none of our directors or executives had any loans from TransCanada or any of our subsidiaries. This is also true for:

•	former executives or directors of TransCanada or any of our subsidiaries

•	this year’s nominated directors, and

•	any associate of a director, executive officer or nominated director.
None of the above owe money to another entity that is the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by TransCanada or any of our subsidiaries.
DIRECTORS’ AND OFFICERS’ LIABILITY INSURANCE
TransCanada has purchased liability insurance to protect its directors and officers (or their heirs and legal representatives) against liabilities they may incur while performing their duties as directors and officers of TransCanada and/or its subsidiaries, subject to the limitations set out in the Canada Business Corporations Act.
The current policy has a combined limit of US$200 million for personal (Side A) and corporate indemnity coverage (Side B). A stand alone Side A policy is also purchased with a limit of US$100 million for losses TransCanada cannot indemnify directors and officers by law or otherwise. Side A claims require no deductible while a US$5 million deductible is applied to Side B claims.
TransCanada paid a total premium of approximately US$2.2 million for the 2015-2016 insurance program.
ADDITIONAL INFORMATION
Shareholders can request a free copy of this circular, and the 2015 AIF and 2015 Annual report from our Corporate Secretary:
TransCanada Corporation
450 1st Street S.W.
Calgary, Alberta,
Canada T2P 5H1
Tel: 1.800.661.3805
For financial information about TransCanada, see our most recent annual audited consolidated financial statements and MD&A. Copies of these documents and materials related to corporate governance are available on our website (www.transcanada.com).
You can find more information about TransCanada on our website (www.transcanada.com) and on SEDAR (www.sedar.com).

174	TransCanada Management information circular 2016

Appendix A
Charter of the Board of Directors
I. INTRODUCTION
A. The Board’s primary responsibility is to foster the long- term success of the Company consistent with the Board’s responsibility to act honestly and in good faith with a view to the best interests of the Company.
B. The Board of Directors has plenary power. Any responsibility not delegated to management or a committee of the Board remains with the Board. This Charter is prepared to assist the Board and management in clarifying responsibilities and ensuring effective communication between the Board and management.
II. COMPOSITION AND BOARD ORGANIZATION
A. Nominees for directors are initially considered and recommended by the Governance Committee of the Board, approved by the entire Board and elected annually by the shareholders of the Company.
B. The Board must be comprised of a majority of members who have been determined by the Board to be independent. A member is independent if the member has no direct or indirect relationship which could, in the view of the Board, be reasonably expected to interfere with the exercise of a member’s independent judgment.
C. Directors who are not members of management will meet on a regular basis to discuss matters of interest independent of any influence from management.
D. Certain of the responsibilities of the Board referred to herein may be delegated to committees of the Board. The responsibilities of those committees will be as set forth in their Charter, as amended from time to time.
III. DUTIES AND RESPONSIBILITIES
A. Managing the Affairs of the Board
The Board operates by delegating certain of its authorities, including spending authorizations, to management and by reserving certain powers to itself. Certain of the legal obligations of the Board are described in detail in Section IV. Subject to these legal obligations and to the Articles and By-laws of the Company, the Board retains the responsibility for managing its own affairs, including:
i) planning its composition and size;
ii) selecting its Chair;

iii) nominating candidates for election to the Board;
iv) determining independence of Board members;
v) approving committees of the Board and membership of directors thereon;
vi) determining director compensation; and
vii) assessing the effectiveness of the Board, committees and directors in fulfilling their responsibilities.
B. Management and Human Resources
The Board has the responsibility for:
i) the appointment and succession of the Chief Executive Officer (CEO) and monitoring CEO performance, approving CEO compensation and providing advice and counsel to the CEO in the execution of the CEO’s duties;
ii) approving a position description for the CEO;
iii) reviewing CEO performance at least annually, against agreed-upon written objectives;
iv) approving decisions relating to senior management, including the:
a) appointment and discharge of officers of the Company and members of the senior executive leadership team;
b) compensation and benefits for members of the senior executive leadership team;
c) annual corporate and business/functional and individual performance objectives utilized in determining incentive compensation or other awards to officers; and

d)
employment contracts, termination and other special arrangements with senior executive officers, or other employee groups if such action is likely to have a subsequent material(1) impact on the Company or its basic human resource and compensation policies.

v) taking all reasonable steps to ensure succession planning programs are in place, including programs to train and develop management;
vi) the overall oversight of the Company sponsored Canadian pension plans and ensuring that processes are in place to properly oversee the administration and management of such pension plans either directly or through delegation of the duties and responsibilities to one or more Board Committees;

(1)
For purposes of this Charter, the term “material” includes a transaction or a series of related transactions that would, using reasonable business judgment and assumptions, have a meaningful impact on the Corporation. The impact could be relative to the Corporation’s financial performance and liabilities as well as its reputation.

TransCanada Management information circular 2016	175

vii) approving certain matters relating to all employees, including:
a) the annual salary policy/program for employees;
b) new benefit programs or changes to existing programs that would create a change in cost to the Company in excess of $10,000,000 annually; and
c) material benefits granted to retiring employees outside of benefits received under approved pension and other benefit programs.
C. Strategy and Plans
The Board has the responsibility to:
i) participate in strategic planning sessions to ensure that management develops, and ultimately approve, major corporate strategies and objectives;
ii) approve capital commitment and expenditure budgets and related operating plans;
iii) approve financial and operating objectives used in determining compensation;
iv) approve the entering into, or withdrawing from, lines of business that are, or are likely to be, material to the Company;
v) approve material divestitures and acquisitions; and
vi) monitor management’s achievements in implementing major corporate strategies and objectives, in light of changing circumstances.
D. Financial and Corporate Issues
The Board has the responsibility to:
i) take reasonable steps to ensure the implementation and integrity of the Company’s internal control and management information systems;
ii) monitor operational and financial results;
iii) approve annual financial statements and related Management’s Discussion and Analysis, review quarterly financial results and approve the release thereof by management;
iv) approve the Management Information Circular, Annual Information Form and documents incorporated by reference therein;
v) declare dividends;
vi) approve financings, changes in authorized capital, issue and repurchase of shares, issue and redemption of debt securities, listing of shares and other securities, issue of commercial paper, and related prospectuses and trust indentures;
vii) recommend appointment of external auditors and approve auditors’ fees;
viii) approve banking resolutions and significant changes in banking relationships;
ix) approve appointments, or material changes in relationships with corporate trustees;

x) approve contracts, leases and other arrangements or commitments that may have a material impact on the Company;
xi) approve spending authority guidelines; and
xii) approve the commencement or settlement of litigation that may have a material impact on the Company.
E. Business and Risk Management
The Board has the responsibility to:
i) take reasonable steps to ensure that management has identified the principal risks of the Company’s businesses and implemented appropriate strategies to manage these risks, understands the principal risks and achieves a proper balance between risks and benefits;
ii) review reports on capital commitments and expenditures relative to approved budgets;
iii) review operating and financial performance relative to budgets or objectives;
iv) receive, on a regular basis, reports from management on matters relating to, among others, ethical conduct, environmental management, employee health and safety, human rights, and related party transactions; and
v) assess and monitor management control systems by evaluating and assessing information provided by management and others (e.g. internal and external auditors) about the effectiveness of management control systems.
F. Policies and Procedures
The Board has responsibility to:
i) monitor compliance with all significant policies and procedures by which the Company is operated;
ii) direct management to ensure the Company operates at all times within applicable laws and regulations and to the highest ethical and moral standards;
iii) provide policy direction to management while respecting its responsibility for day-to-day management of the Company’s businesses; and
iv) review significant new corporate policies or material amendments to existing policies (including, for example, policies regarding business conduct, conflict of interest and the environment).
G. Compliance Reporting and Corporate Communications
The Board has the responsibility to:
i) take all reasonable steps to ensure the Company has in place effective disclosure and communication processes with shareholders and other stakeholders and financial, regulatory and other recipients;
ii) approve interaction with shareholders on all items requiring shareholder response or approval;
iii) take all reasonable steps to ensure that the financial performance of the Company is adequately reported to

176	TransCanada Management information circular 2016

shareholders, other security holders and regulators on a timely and regular basis;
iv) take all reasonable steps to ensure that financial results are reported fairly and in accordance with generally accepted accounting principles;
v) take all reasonable steps to ensure the timely reporting of any other developments that have significant and material impact on the Company; and
vi) report annually to shareholders on the Board’s stewardship for the preceding year (the Annual Report).
IV. GENERAL LEGAL OBLIGATIONS OF THE BOARD OF DIRECTORS
A. The Board is responsible for:
i) directing management to ensure legal requirements have been met and documents and records have been properly prepared, approved and maintained;
ii) approving changes in the By-laws and Articles of Incorporation, matters requiring shareholder approval, and agendas for shareholder meetings;
iii) approving the Company’s legal structure, name, logo, mission statement and vision statement; and
iv) performing such functions as it reserves to itself or which cannot, by law, be delegated to Committees of the Board or to management.

TransCanada Management information circular 2016	177

Appendix B
Non‑GAAP measures
In our disclosure, we use the following non-GAAP measures as certain key financial metrics and performance goals:

•	EBITDA

•	EBIT

•	Funds generated from operations

•	Distributable cash flow

•	Distributable cash flow per share

•	Comparable earnings

•	Comparable earnings per common share

•	Comparable EBITDA

•	Comparable EBIT

•	Comparable distributable cash flow

•	Comparable distributable cash flow per share
These measures do not have any standardized meaning as prescribed by U.S. generally accepted accounting principles (GAAP) and, therefore may, not be similar to measures presented by other entities.
We adjust these non-GAAP measures for specific items that are significant but do not reflect our operations in the year. In calculating these non-GAAP measures, we use our judgment and make informed decisions to identify specific items to exclude, some of which may occur again.
USING NON-GAAP MEASURES
We use these non-GAAP measures to improve our ability to compare financial results between reporting periods and to enhance our understanding of operating performance, liquidity and ability to generate funds to finance operations. We provide these non-GAAP measures as additional information on our operating performance, liquidity and ability to generate funds to finance operations.
See our 2015 MD&A for:

•	a reconciliation of comparable earnings to net income attributable to common shares in the Reconciliation of Non-GAAP Measures table, and

•	a reconciliation of funds generated from operations to net cash provided by operations, in the Net cash provided by operations table in the Financial condition section.

•	a reconciliation of comparable distributable cash flow to net cash provided by operations in the comparable distributable cash flow table in the Financial condition section.
CALCULATING THE MEASURES
EBITDA and EBIT
We use EBITDA as an approximate measure of our pre-tax operating cash flow. It measures our earnings before deducting financial charges, income tax, depreciation and amortization, net income attributable to non-controlling interests and preferred share dividends, and includes income from equity investments. EBIT measures our earnings from ongoing operations and is a useful measure of our performance and an effective tool for evaluating trends in each segment as it is equivalent to our segmented earnings.

Funds generated from operations
Funds generated from operations includes net cash provided by operations before changes in operating working capital. We believe it is a useful measure of our consolidated operating cash flow because it does not include fluctuations from working capital balances, which do not necessarily reflect underlying operations in the same period and is used to provide a consistent measure of the cash generating performance of our assets.
Distributable cash flow
Distributable cash flow is defined as funds generated from operations less preferred, share dividends, distribution to non-controlling interests and maintenance capital, which costs are necessary to preserve the operating ability of our assets. We believe it is a useful supplemental measure of performance that defines cash available to common shareholders before capital allocation.
Comparable measures
We calculate the comparable measures by adjusting certain GAAP and non-GAAP measures for specific items we believe are significant but not reflective of our underlying operations in the period. These comparable measures are calculated on a consistent basis from period to period and are adjusted for specific items in each period, as applicable.

Comparable measure	Original measure
comparable earnings	net income attributable to common shares
comparable earnings per common share	net income per common share
comparable EBITDA	EBITDA
comparable EBIT	segmented earnings
comparable distributable cash flow	distributable cash flow
Our decision not to include a specific item is subjective and made after careful consideration. Specific items may include:

•	certain fair value adjustments relating to risk management activities

•	income tax refunds and adjustments

•	gains or losses on sales of assets

•	legal, contractual and bankruptcy settlements

•	impact of regulatory or arbitration decisions relating to prior year earnings, or

•	restructuring costs

•	impairment of assets and investments
We calculate comparable earnings and comparable distributable cash flow by excluding the unrealized gains and losses from changes in the fair value of certain derivatives used to reduce our exposure to certain financial and commodity price risks. These derivatives provide effective economic hedges, but do not meet the criteria for hedge accounting. As a result, the changes in fair value are recorded in net income. As these unrealized changes in fair value do not accurately reflect the gains and losses that will be realized at settlement, we do not consider them part of our underlying operations.

178	TransCanada Management information circular 2016

SHAREHOLDER INFORMATION

TransCanada welcomes questions from shareholders and investors.
Please contact:
David Moneta, Vice-President, Investor Relations
TransCanada Corporation
450 - 1 Street SW
Calgary, Alberta, Canada
T2P 5H1
1.800.361.6522

(Canada and U.S. Mainland)
investor_relations@transcanada.com
www.transcanada.com

BOARD OF DIRECTORS

TRANSFER AGENT

Computershare Investor Services
100 University Avenue, 8th Floor
Toronto, Ontario M5J 2Y1
Phone: +1 514 982 7959
Fax: +1 888 453 0330

CORPORATE HEAD OFFICE

TransCanada Corporation
450 - 1 Street SW
Calgary, Alberta, Canada
T2P 5H1

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TransCanada Management information circular 2016	179

TransCanada

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Our annual report is online,
visit our site for more information.
www.transcanada.com

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March 2016

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TransCanada Management information circular 2016	180